UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES ACT OF 1934

For the month of July, 2005
Commission File Number: 0-29154

IONA Technologies PLC

(Translation of registrant's name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Delivering Now
Annual Report 2004

IONA®

Making Software Work Together™

holders

In addition to the validation of industry analysts and other external organizations, Artix was successfully adopted by a number of existing and new IONA customers. Existing customers such as BellSouth, SBC and AT&T and new customers, Deutsche Post/DHL, MMO2, Marconi, Beijing Mobile and the U.S. Department of Homeland Security are using Artix to integrate their large-scale, high-volume distributing computing environments—projects that are IONA's heritage and core competence.

We are making investments to further develop a partner "ecosystem" and additional channels for Artix to expand our access to customers. We have established relationships with system integrators like BearingPoint and CSC as well as platform vendors such as Sun Microsystems. These partner initiatives are important to our next growth phase.

Positioned for Performance

IONA Technologies today is a stronger, more focused, company with an opportunity to lead its market, grow its core businesses and deliver enhanced shareholder value. We have strengthened ties with our blue chip customer base, brought to market innovative technology and put in place a strong management team.

We would like to thank our employees for their dedication and hard work, our shareholders for sticking with us and our customers for giving us the opportunity to continue to provide them with quality solutions. We are excited about being in an early stage of a growth market, with a leadership product and an efficient business model that positions us well for profitable growth and leadership in 2005 and beyond.

Kevin Melia
Chairman

Peter M Zotto
Chief Executive Officer

Fellow Share





Year in Review

Fellow shareholders, 2004 was a year of continued change for IONA Technologies. Going into 2004, we had undertaken a process of streamlining and focusing our business. The results of this process were apparent in 2004. We achieved full year profitability for the first time since 2000. Cash flow increased. Closing net cash balance at year end was $60 million, which represented a 10% increase over 2003. We continue to maintain a debt free balance sheet.

Our Business and Products

After simplifying our product offering and eliminating non-core products, IONA Technologies has a stronger business mix with two major product lines and an efficient business model. Our highly regarded and stable Orbix product line, based on the CORBA technology standard, continues to solve integration challenges for customers with complex and intensive IT environments. Artix™, a newly launched product line, focuses on the new and emerging computing model based on Service Orientation.

Service Oriented computing represents an important trend in the IT industry. As the integration market evolves, IT-intensive customers are looking to Services Orientation to unlock the value of existing IT assets, modernize and streamline their IT environments to make them more agile and significantly reduce operating costs. We have continued our focus on the opportunity represented by Services Orientation with our Artix family of products. We expect Artix to fuel our future growth. Our business model allows us to continue to build the capabilities of Artix, and drive market awareness of Artix.

For more than a decade, IONA Technologies (NASDAQ: IONA) has been a world leader in delivering high-performance integration solutions for enterprise IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix product family. The Artix product family, IONA's new generation of integration solutions, extends IONA's commitment to service-oriented industry standards, including Web services.

With its partners, IONA is the only company that can deliver NOW on the promise of service-oriented integration, making it possible for customers to achieve system longevity and agility at a significantly lower cost.

IONA's customers include Global 2000 companies in telecommunications, financial services, aerospace, and manufacturing, including AT&T, Verizon, BellSouth, Deutsche Telekom, British Telecom, Hong Kong Telecom, NTT, Credit Suisse, Merrill Lynch, Winterthur Insurance, Zurich Insurance, and Boeing.

IONA has its headquarters in Dublin, Ireland, with its U.S. subsidiary's headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site: www.iona.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004	**Commission File No. 0-29154**

IONA Technologies PLC
(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)

Ireland
(Jurisdiction of incorporation or organization)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Ordinary Shares, €0.0025 Par Value Per Share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate number of shares outstanding of each of the issuer's classes of capital or common stock as of December 31, 2004:

34,521,218* Ordinary Shares, €0.0025 Par Value

* Excludes an aggregate of 282,383 ordinary shares issuable as of December 31, 2004 pursuant to contractual obligations of the registrant.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.

Yes X No

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 Item 18 X

This annual report on Form 20-F was not prepared for filing in Ireland in compliance with Irish law or the listing rules of the Irish Stock Exchange.

Unless otherwise provided herein or required by the context, references to "we", "us", "IONA" or the "Company" in this annual report shall mean IONA Technologies PLC and its world-wide subsidiaries, collectively.

We have a secondary listing on the Irish Stock Exchange. For this reason, we are not subject to the same ongoing regulatory requirements as those which would apply to an Irish company with a primary listing on the Irish Stock Exchange, including the requirement that certain transactions require the approval of shareholders. For further information, shareholders should consult their own financial advisor.

Our financial statements are presented in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles. All references in this annual report to "dollars" and "$" are to U.S. dollars, and all references to "euro" or "— " are to European Union euro. Except as otherwise stated herein, all monetary amounts in this annual report have been presented in dollars.

Except for amounts contained in or derived from our Consolidated Financial Statements and unless otherwise indicated, all conversions of amounts herein from euro to dollars have been made at an exchange rate of 1.3538 dollars to one euro, based upon the noon buying rate in New York City for cable transfers in foreign currencies for customs purposes by the Federal Reserve Bank of New York as of December 31, 2004.

The terms Orbix® and IONA® used in this annual report are our registered trademarks. The term "Artix™" is our trademark. "CORBA®" *is a registered trademark of the Object Management Group, Inc. in the United States and other countries. "J2EE™"* is a trademark of Sun Microsystems, Inc. "Java Community Process℠" is a servicemark of Sun Microsystems, Inc. "JBoss®" *is a registered trademark of JBoss, Inc. All other trademarks appearing in this annual report are the property of their respective holders.*

TABLE OF CONTENTS

This annual report, and other reports, proxy statements and other communications to shareholders, as well as oral statements made by our officers or agents, contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology, such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "intend," "potential," or "continue" or the negative of such terms or other comparable terminology, although not all forward-looking statements contain such terms. In addition, these forward-looking statements include, but are not limited to, statements regarding, among other things, our future revenues, operating income (loss), net income (loss) per ordinary share and per ADS, products and services, sources of liquidity, markets and plans and objectives of management. Such statements are neither promises nor guarantees but rather are subject to a number of risks and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such variation are discussed in Item 5 "Operating and Financial Review and Prospects," Item 3.D. "Risk Factors" and our reports filed with the Securities and Exchange Commission.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not required.

Item 2. Offer Statistics and Expected Timetable

Not required.

Item 3. KEY INFORMATION

A. *Selected Financial Data*

The following selected consolidated financial data as of December 31, 2004 and 2003, and for each of the years ended December 31, 2004, 2003 and 2002, have been derived from, and should be read in conjunction with, our audited Consolidated Financial Statements and Notes thereto set forth in Item 18 of this annual report. These financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). The selected financial data as of December 31, 2002, 2001 and 2000, and for each of the years ended December 31, 2001 and 2000 have been derived from our audited Consolidated Financial Statements not appearing in this annual report, which have also been prepared in accordance with U.S. GAAP.

	Year Ended December 31,				
	2004	2003	2002	2001	2000
	(In thousands, except per share data)				
Consolidated Statement of Operations Data:					
Revenue:					
Product revenue	$30,735	$ 35,737	$ 73,452	$118,178	$105,533
Service revenue	37,284	38,453	49,778	62,526	47,530
Total revenue	68,019	74,190	123,230	180,704	153,063
Cost of revenue:					
Cost of product revenue	231	527	1,685	3,190	3,457
Cost of service revenue	11,790	14,275	25,458	34,926	26,484
Total cost of revenue	12,021	14,802	27,143	38,116	29,941
Gross profit	55,998	59,388	96,087	142,588	123,122
Operating expenses:					
In-process research and development	—	—	—	3,600	—
Research and development	17,204	27,134	38,256	40,260	26,906
Sales and marketing	29,526	41,500	72,888	88,419	63,669
General and administrative	8,545	10,270	13,252	15,318	12,046
Amortization of other non-current assets	578	796	10,115	14,151	2,858
Amortization of goodwill	—	—	—	61,403	4,973
Restructuring	—	20,525	20,763	5,705	—
Impairment of goodwill	—	—	276,808	—	—
Adjustment of acquisition liabilities	(600)	—	—	—	—
Impairment of intangible assets and fixed assets	—	3,271	32,336	—	—
Settlement of litigation	—	—	—	—	1,350
Total operating expenses	55,253	103,496	464,418	228,856	111,802
Income (loss) from operations	745	(44,108)	(368,331)	(86,268)	11,320
Interest income, net	286	483	1,069	2,504	4,116
Net exchange (loss) gain	(273)	337	(502)	(468)	(384)
Gain on sale of investment and other income	—	—	—	164	1,912

	Year Ended December 31,				
	2004	2003	2002	2001	2000
	(In thousands, except per share data)				
Income (loss) before provision for (benefit of) income taxes	758	(43,288)	(367,764)	(84,068)	16,964
Provision for (benefit of) income taxes	566	948	1,543	(568)	2,799
Net income (loss)	$ 192	$(44,236)	$(369,307)	$(83,500)	$ 14,165
Basic net income (loss) per Ordinary Share and per ADS	$ 0.01	$ (1.33)	$ (11.58)	$ (3.27)	$ 0.67
Shares used in computing basic net income (loss) per Ordinary Share and per ADS	34,570	33,335	31,890	25,556	21,177
Diluted net income (loss) per Ordinary Share and per ADS	$ 0.01	$ (1.33)	$ (11.58)	$ (3.27)	$ 0.60
Shares used in computing diluted net income (loss) per Ordinary Share and per ADS	36,333	33,335	31,890	25,556	23,520

	At December 31,				
	2004	2003	2002	2001	2000
	(In thousands, except per share data)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents, restricted cash and marketable securities	$59,915	$56,649	$ 81,650	$ 53,697	$ 95,640
Working capital	$32,085	$30,417	$ 63,766	$ 40,262	$ 99,234
Total assets	$80,826	$90,038	$131,604	$437,698	$202,559
Ordinary Shares (number)	34,804	34,006	32,835	27,817	21,990
Ordinary Share value (par value)	$ 96	$ 94	$ 91	$ 80	$ 66
Total shareholders' equity	$34,962	$33,112	$ 74,905	$375,766	$151,307

B. ***Capitalization and Indebtedness***

Not required.

C. ***Reasons for the Offer and Use of Proceeds***

Not required.

D. ***Risk Factors***

A further decline in information technology spending may result in a decrease in our revenues or lower growth rates.

The recent slowdown in global economies has negatively affected the level of spending of our customers on information technology (IT) solutions. We cannot predict if or when the growth rate of worldwide economies will accelerate, or when or if demand for IT solutions will increase. A further decline or lack of growth in the demand for IT solutions may result in decreased revenues or lower growth rates because our sales depend in part on our customers' level of funding for new or additional IT systems or services. Sustained economic downturn may cause our customers to reduce or eliminate IT spending, which would substantially reduce the number of new software licenses we sell. An economic downturn may also cause price erosion for our products, which would reduce the average sales price for these licenses.

In addition, actual or threatened terrorist attacks, military actions and events or effects occurring in response to those developments may reduce the amount or delay the timing of capital expenditures by corporations for IT solutions. Accordingly, we cannot be assured that we will be able to increase or maintain our revenues.

Our lengthy and variable sales cycle makes it difficult to predict our operating results.

It is difficult to forecast the timing and recognition of our revenues because our prospective customers often dedicate a significant amount of time to evaluating our products before licensing them. The period between initial customer contact and purchase by a customer may extend to twelve months or more. During the evaluation process, prospective customers may decide not to purchase or may scale down proposed orders of our products for various reasons including:

- reduced demand for our products or for integration software generally;
- introduction of products by our competitors;
- lower prices offered by our competitors;
- changes in budgets and purchasing priorities; and
- changes by prospective customers in their approach with respect to the integration of enterprise applications.

We may experience fluctuations in quarterly revenue that could adversely impact our operating results.

Our revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. Historically, our product revenue in the first quarter of each year has declined from the fourth quarter of the prior year. Revenue in any quarter depends substantially upon our ability to sign contracts and our ability to recognize revenues in that quarter in accordance with revenue recognition policies. Therefore, you should not rely on period to period comparisons of revenues or results of operations as an indication of future performance. If our quarterly revenues or operating results fall below expectations of investors or securities analysts, the price of our ordinary shares and ADSs could fall substantially.

Our quarterly revenues may fluctuate as a result of a variety of factors, including the following:

- a significant number of our prospective customers decide whether to enter into license agreements with us within the last month of each quarter;
- the size of transactions can vary significantly;
- the demand for our products may change;
- customers may unexpectedly postpone orders due to changes in their strategic priorities, project objectives, budget or personnel;
- customer evaluations and purchasing processes vary significantly from company to company, and a customer's internal approval and expenditure authorization process can be difficult and time consuming to complete, even after selection of a vendor;
- the number, timing and significance of product enhancements and new product announcements by us and our competitors may affect purchase decisions; and
- we may have to defer revenues under our revenue recognition policies.

Fluctuations in our quarterly revenues may adversely affect our operating results. In each fiscal quarter our expense levels, operating costs and hiring plans are based on projections of future revenues and are relatively fixed. If our actual revenues fall below expectations, we could experience a reduction in operating results.

We have experienced significant variations in profitability and anticipate that we will continue to do so in the future.

Our levels of profitability have varied significantly on a quarterly and annual basis. These variations were attributable to fluctuations in revenue and costs, including costs associated with the development and introduction of new products and services, charges associated with acquisitions, and certain non-recurring expenses attributable to the settlement of litigation, restructuring and impairment of goodwill, other non-current assets and fixed assets. There can be no certainty that we will not experience similar variations in profitability in future periods for these or other factors, and any such variation could have a significant impact on the market value of our ordinary shares and ADSs.

Our future revenue depends upon the evolution and adoption of Web services and related integration and infrastructure solutions.

We believe that large organizations will continue to adopt Web services and related integration and infrastructure solutions, including enterprise service bus (ESB) products. Therefore, we have invested significant amounts in developing and introducing products to meet the development, deployment and integration requirements of enterprises using Web services for integration and service-oriented architectures. If the enterprise adoption of Web services, and Web services based ESBs, for these purposes does not evolve as we anticipate or fails to grow as quickly as we expect, we may be unable to implement our strategy or achieve the growth rate that we target.

The acceptance of our Artix family of ESB products also depends upon the development and proliferation of Web services standards for application integration. If these standards do not continue to develop or are not widely accepted, the demand for our products and services may not materialize. Consequently, our business prospects and financial condition would suffer.

If we fail to keep pace with rapidly evolving technology and changing customer needs, our business will suffer.

The market for enterprise infrastructure software is characterized by rapidly changing technology, evolving industry standards and changing customer needs. Therefore, our success will depend upon our ability to enhance our existing products and to introduce and market new products to meet changing customer requirements on a timely and cost-effective basis. If we experience delays in the introduction of new or enhanced products, or if we are unable to anticipate or respond adequately to these changes, our products could be rendered obsolete and our business could be materially harmed.

Potential defects in our products or our failure to provide services for our customers could cause our sales to decrease, cause us to lose customers and damage our reputation.

The products that we offer include newly-launched products with a nascent customer adoption record. These products may contain defects that may be detected at any point in the product's life cycle. We have in the past discovered errors in certain of our product enhancements and new products and have experienced delays in generating revenue while correcting these errors. Our products are often used in combination with products of other vendors. As a result, it may be difficult to identify the source of any problem. If defects occur, we could experience, among other things:

- loss of customers;
- injury to our reputation;
- loss or delay of market acceptance or sales;
- increased service or warranty costs; or
- legal action by our customers.

In addition, we may not be able to avoid or limit liability for disputes relating to product performance or provision of services.

If we do not manage our expenses and geographically dispersed operations successfully, we may be unable to respond to changing market conditions.

The IT integration market is becoming increasingly volatile. To address this volatility and global economic conditions generally, we have taken measures to bring our workforce, staffing and structure in line with perceived current demand for our products. If we misjudge our personnel needs or cannot successfully manage our expenses, then our business, financial condition and results of operations would be materially adversely affected. Our future operating results will depend substantially upon the ability of our officers and key employees to anticipate changing business conditions and manage personnel and other costs while increasing sales.

We face additional risks in managing geographically dispersed operations. Some of our key executives and managers are based in our Dublin, Ireland headquarters and others in our wholly-owned U.S. subsidiary's Waltham, Massachusetts office. Accordingly, our ability to compete successfully will depend in part on the ability of a limited number of key executives located in geographically dispersed offices to integrate management, to address the needs of our worldwide customer base and to respond to changes in our market. In addition, our ability to manage our operations and financial performance would be materially adversely affected if terrorist attacks or military or other political events prohibit or restrict the travel of our personnel.

We may be required to delay the recognition of revenue until future periods which could adversely impact our operating results.

We may have to defer revenue recognition due to several factors, including whether:

- we are required to accept extended payment terms;
- the transaction involves contingent payment terms or fees;
- the transaction involves acceptance criteria or there are identified product-related issues; or
- license agreements include products that are under development or other undelivered elements.

Because of the factors listed above and other specific requirements under U.S. GAAP for software revenue recognition, we must have very precise terms in our license agreements to recognize revenue when we initially deliver our products or perform services. Negotiation of mutually acceptable terms and conditions can extend the sales cycle, and sometimes we do not obtain terms and conditions that permit revenue recognition at the time of delivery or even as work on the project is completed.

We depend on large transactions to derive a significant portion of our revenue, and the delay or loss of any large customer order could adversely affect our quarterly or annual operating results.

We derive a significant portion of our revenue from large transactions. Customers face complex decisions regarding approaches to the development, deployment and integration of enterprise applications, competitive product offerings, rapidly changing software technologies, and limited internal resources. We must often negotiate terms and conditions in large sales transactions. These terms and conditions can extend the sales cycle and, in certain situations, result in deferred recognition of revenue from the sale. Prospective sales are subject to delays or cancellation over which we have little or no control. If any large customer order anticipated for a particular quarter is not realized or is delayed, we may experience an unplanned shortfall in revenue, which could significantly and adversely affect our operating results.

We currently derive most of our revenue from a limited number of our products.

To date, we have derived most of our revenue from the licensing of our products that currently compose our Orbix and Artix products and fees from related services. We expect our Orbix products to continue to account for a substantial majority of our revenue for the foreseeable future. As a result, a reduction in demand for, or sales of, these products would have a material adverse effect on our business, financial condition and results of operations. In addition, our business will depend, in significant part, on the successful development, introduction and customer acceptance of new and enhanced versions of our products. We may not successfully develop, introduce or market new products or enhancements or additions to our existing products. Any failure to do so would materially adversely affect our business, financial condition and results of operations.

If we do not successfully expand and manage our direct sales force and other distribution channels, we may not be able to increase our sales.

To date, we have sold our products primarily through our direct sales force, software vendors and system integrators. We plan to continue to invest in, and rely on sales through, these distribution channels and other indirect channels. We experience lower profit margins on the distribution of our products through third-party distribution channels. We may not be able to expand or manage successfully our direct sales force or other distribution channels. Further, any such expansion may not result in an increase in revenue or operating income. If we fail to expand or manage successfully our direct sales force or other distribution channels, our business, financial condition and results of operations would materially suffer.

Our inability to create and preserve relationships with software vendors, system integrators or other third parties that market and sell our products could reduce our revenues.

Our ability to achieve revenue growth will depend in large part on expanding our sales channels, as well as leveraging our existing strategic alliances. If our relationships with these software vendors or system integrators deteriorate or terminate, or if we are unable to form new relationships, we may lose important sales and marketing opportunities. Our distribution arrangements could give rise to disputes regarding marketing strategy, exclusive territories and customer relationships which could negatively affect our business or result in costly litigation. In addition, if these software vendors and system integrators are unable to recruit and adequately train a sufficient number of consulting personnel to support the implementation of our software products, or they otherwise do not adequately perform implementation services, we may lose customers. These system integrators may increase their promotion of competing enterprise integration solutions or may otherwise discontinue their relationships with or support of us. Our relationships with software vendors and system integrators are an important part of our business, and a deterioration of these relationships could adversely impact our business and operating results.

We also may enter into joint arrangements with strategic partners to develop new products or enhancements, or to license our offerings as part of integrated products. Our business may be adversely affected if these strategic partners change their business priorities or experience difficulties in their operations, which in either case causes them to terminate or reduce their support for these joint arrangements.

We operate in highly competitive markets and we may be unable to compete successfully.

The market for enterprise infrastructure software solutions is highly competitive. We expect this competition to increase. Our products compete with offerings from a number of established infrastructure vendors, as well as offerings from new software companies. Some of these companies offer products that compete with single components of our product set, while other companies market a set of products designed to solve broad integration problems.

We compete principally against vendors of:

- enterprise infrastructure software;
- enterprise application integration software;
- Web services integration software;

- enterprise service bus software (ESB); and
- open source software projects and products.

We believe that our ability to compete depends in part on a number of factors outside of our control, including:

- the demand for our products;
- the development by others of software that is competitive with our products;
- the price at which others offer comparable products;
- the ability of our competitors to respond effectively to customer needs;
- the ability of our competitors to market their products aggressively and effectively; and
- the ability of our competitors to hire, retain and motivate key personnel.

In addition, a number of our competitors have substantially greater technical, financial, sales, marketing, customer support, professional services and other resources, as well as greater name recognition, than we do. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, to devote greater resources to the promotion and sale of their products, or to establish more successful strategic relationships with industry leaders and other third parties than we can. Further, certain of our larger competitors may be able to offer competitive products or technologies as part of their broader product or service offerings or may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our current and prospective customers. Accordingly, it is possible that new competitors or alliances among our current and potential competitors may emerge and rapidly gain significant market share. This type of competition could materially adversely affect our ability to license products and provide services on terms favorable to us. In addition, among our smaller competitors, the competition for retaining market share is intense. Due to competitive pressures, we could be forced to reduce the price of our products and related services. Lower sales or reduced prices would negatively impact our operating results and financial condition.

Many of our competitors have a significant installed base that includes our current and potential customers. Once a customer has installed the products of one of our competitors, it may be difficult to convince the customer to adopt or purchase our products. If we are unable to further penetrate our existing customer base or sell to new clients, our business prospects and financial condition would suffer.

If we are unable to attract and retain highly qualified personnel, our future results would be adversely affected.

We depend to a significant extent upon a limited number of senior executives. We face intense competition for highly qualified personnel. If we fail to attract, retain or assimilate key personnel, our business, financial condition and results of operations would materially suffer.

We face various risks associated with our international operations that could cause our operating results to suffer.

We are incorporated in Ireland and substantial portions of our product development, marketing, sales and administrative functions are located in Ireland. Our sales are derived, and our operations are conducted, worldwide. We expect that operations outside of the United States will continue to account for a significant portion of our business and expect to continue to expand our operations outside of the United States. Because of the international character of our business, we are subject to risks such as:

- fluctuations in currency exchange rates;
- political and economic conditions in various jurisdictions;

ASYST TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31, 2005	March 31, 2004
	(In thousands, except share data)	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 55,094	$ 101,907
Restricted cash and cash equivalents	—	1,904
Short-term investments	46,086	15,953
Accounts receivable, net of allowances for doubtful accounts of $6,980 and $4,608 at March 31, 2005 and 2004, respectively	189,943	147,939
Inventories	33,515	26,949
Prepaid expenses and other	33,971	14,276
Total current assets	358,609	308,928
Property and equipment, net	15,458	22,868
Goodwill	64,014	71,973
Intangible assets, net	40,898	65,778
Other assets	4,795	3,317
	$ 483,774	$ 472,864
LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term loans and notes payable	$ 20,563	$ 18,161
Current portion of long-term debt and capital leases	2,757	2,775
Accounts payable	83,913	71,945
Accounts payable-related parties	39,242	37,965
Accrued and other liabilities	70,439	48,571
Deferred margin	6,013	1,938
Total current liabilities	222,927	181,355
LONG-TERM LIABILITIES		
Long-term debt and capital leases, net of current portion	88,750	91,074
Deferred tax liability	8,548	20,704
Other long-term liabilities	9,771	12,826
Total long-term liabilities	107,069	124,604
COMMITMENTS AND CONTINGENCIES (see Note 16)		
MINORITY INTEREST	63,855	63,796
SHAREHOLDERS' EQUITY		
Common stock, no par value		
Authorized shares — 300,000,000		
Outstanding shares — 47,779,539 and 47,053,748 shares at March 31, 2005 and 2004, respectively	450,005	445,981
Deferred stock-based compensation	(1,312)	(2,619)
Accumulated deficit	(366,239)	(348,697)
Accumulated other comprehensive income	7,469	8,444
Total shareholders' equity	89,923	103,109
Total liabilities, minority interest and shareholders' equity	$ 483,774	$ 472,864

The accompanying notes are an integral part of these consolidated financial statements.

ASYST TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended March 31,		
	2005	2004	2003
	(In thousands, except per share data)		
NET SALES	$612,987	$301,642	$ 259,495
COST OF SALES	490,730	248,453	184,443
GROSS PROFIT	122,257	53,189	75,052
OPERATING EXPENSES:			
Research and development	34,747	36,376	40,059
Selling, general and administrative	78,247	70,541	74,175
Amortization of acquired intangible assets	20,436	20,160	14,051
Restructuring and other charges	1,810	6,581	7,019
Asset impairment charges	4,645	6,853	15,519
In-process research & development of acquired businesses	—	—	7,832
Total operating expenses	139,885	140,511	158,655
LOSS FROM OPERATIONS	(17,628)	(87,322)	(83,603)
INTEREST AND OTHER INCOME (EXPENSE), NET:			
Gain on sale of wafer & reticle carrier products	—	—	28,420
Interest income	1,722	815	1,058
Interest expense	(6,747)	(7,213)	(6,100)
Other income (expense), net	4,296	(237)	(1,876)
Interest and other income (expense), net	(729)	(6,635)	21,502
LOSS BEFORE (PROVISION FOR) BENEFIT FROM INCOME TAXES, MINORITY INTEREST AND DISCONTINUED OPERATIONS	(18,357)	(93,957)	(62,101)
(PROVISION FOR) BENEFIT FROM INCOME TAXES	1,916	6,150	(57,335)
MINORITY INTEREST	(1,101)	4,358	4,663
NET LOSS FROM CONTINUING OPERATIONS BEFORE DISCONTINUED OPERATIONS	(17,542)	(83,449)	(114,773)
LOSS FROM DISCONTINUED OPERATIONS, net of income taxes	—	—	(21,096)
NET LOSS	$(17,542)	$(83,449)	$(135,869)
BASIC AND DILUTED NET LOSS PER SHARE:			
Continuing operations	$ (0.37)	$ (2.00)	$ (3.06)
Discontinued operations, net of income taxes	—	—	(0.56)
Basic and diluted net loss per share	$ (0.37)	$ (2.00)	$ (3.62)
SHARES USED IN THE PER SHARE CALCULATION:			
Basic and diluted	47,441	41,805	37,489

The accompanying notes are an integral part of these consolidated financial statements.

ASYST TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Deferred Stock-Based Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount				
			(In thousands, except share data)			
BALANCES, MARCH 31, 2002	35,864,658	$297,197	$(2,846)	$(129,379)	$ (35)	$ 164,937
Components of comprehensive loss:						
Net loss	—	—	—	(135,869)	—	(135,869)
Foreign currency translation	—	—	—	—	4,740	4,740
Total comprehensive loss						(131,129)
Issuance of common stock under employee stock option and employee stock purchase plans	767,955	6,068	—	—	—	6,068
Common stock issued in acquisition of GW	841,308	16,000	—	—	—	16,000
Common stock issued in acquisition of domainLogix (DLC)	434,398	7,955	—	—	—	7,955
Common stock issued in SemiFab settlement	249,880	1,618	—	—	—	1,618
Deferred stock-based compensation	304,327	5,919	(5,919)	—	—	—
Amortization of deferred stock-based compensation	—	—	1,905	—	—	1,905
Non-employee stock-based compensation	—	680	—	—	—	680
Reversal of deferred stock-based compensation due to cancellations	(50,495)	(2,868)	2,868	—	—	—
BALANCES, MARCH 31, 2003	38,412,031	332,569	(3,992)	(265,248)	4,705	68,034
Components of comprehensive loss:						
Net loss	—	—	—	(83,449)	—	(83,449)
Foreign currency translation	—	—	—	—	3,748	3,748
Unrealized loss on investments	—	—	—	—	(9)	(9)
Total comprehensive loss				—		(79,710)
Issuance of common stock from secondary stock offering, net of issuance costs of $5.7 million	6,900,000	98,945	—	—	—	98,945
Issuance of common stock under employee stock option and employee stock purchase plans	1,859,717	13,194	—	—	—	13,194
Deferred stock-based compensation related to employee stock grant	—	1,864	(1,864)	—	—	—
Amortization of deferred stock-based compensation	—	—	1,580	—	—	1,580
Non-employee stock-based compensation	—	1,066	—	—	—	1,066
Reversal of deferred stock-based compensation due to cancellations	(118,000)	(1,657)	1,657	—	—	—
BALANCES, MARCH 31, 2004	47,053,748	445,981	(2,619)	(348,697)	8,444	103,109
Components of comprehensive loss:						
Net loss	—	—	—	(17,542)		(17,542)
Foreign currency translation	—	—	—	—	(842)	(842)
Unrealized loss on investments	—	—	—	—	(133)	(133)
Total comprehensive loss						(18,517)
Issuance of common stock under employee stock option and employee stock purchase plans	749,391	3,710	—	—	—	3,710
Deferred stock-based compensation related to employee stock grant	—	1,240	(1,240)	—	—	—
Amortization of deferred stock-based compensation	—	—	1,524	—	—	1,524
Non-employee stock-based compensation	—	97	—	—	—	97
Reversal of deferred stock-based compensation due to cancellations	(23,600)	(1,023)	1,023	—	—	—
BALANCES, MARCH 31, 2005	47,779,539	$450,005	$(1,312)	$(366,239)	$7,469	$ 89,923

The accompanying notes are an integral part of these consolidated financial statements.

ASYST TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended March 31,		
	2005	2004	2003
	(In thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (17,542)	$(83,449)	$(135,869)
Less: Loss from discontinued operations	—	—	21,096
Net loss from continuing operations	(17,542)	(83,449)	(114,773)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	28,442	28,843	30,833
Non-cash restructuring charges	—	190	2,161
Asset impairment charges	4,645	6,853	15,519
Gain on sale of wafer and reticle carrier products	—	—	(28,420)
Minority interest in net loss in consolidated subsidiary	1,101	(4,358)	(4,663)
Loss on disposal of fixed assets	571	431	—
Stock-based compensation expenses	1,621	2,646	2,585
Provision for doubtful accounts	4,862	222	488
In-process research and development costs	—	—	7,832
Deferred taxes, net	(15,439)	(6,394)	59,247
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable	(48,446)	(59,370)	(3,534)
Inventories	(5,206)	(2,392)	28,054
Prepaid expenses and other assets	(5,645)	1,222	5,387
Accounts payable, accrued liabilities and deferred margin	33,295	47,743	15,803
Net cash provided by (used in) operating activities	(17,741)	(67,813)	16,519
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of short-term investments	(71,594)	(12,962)	(18,500)
Sale or maturity of short-term investments	41,059	8,500	42,000
Purchase of restricted cash equivalents and short-term investments	—	—	(35,500)
Sale or maturity of restricted cash equivalents and short-term investments	1,904	1,403	37,464
Purchase of property and equipment	(4,152)	(6,119)	(9,064)
Proceeds from sale of wafer and reticle carrier product line	—	—	34,186
Net proceeds from sale of land	—	12,106	—
Net cash used in acquisitions	(31)	(1,179)	(51,131)
Net cash provided by (used in) investing activities	(32,814)	1,749	(545)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from line of credit	279,885	—	25,000
Payment from line of credit	(271,519)	(25,000)	—
Payments on short-term loans	—	(1,923)	(629)
Proceeds (principal payments) on long-term debt and capital leases	(7,920)	1,939	(620)
Issuance of common stock	3,710	112,139	6,068
Net cash provided by financing activities	4,156	87,155	29,819
Effect of exchange rate changes on cash and cash equivalents	(414)	(3,898)	2,744
Net cash provided by (used in) continuing operations	(46,813)	17,193	48,537
Net cash used in discontinued operations	—	—	(8,400)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(46,813)	17,193	40,137
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	101,907	84,714	44,577
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 55,094	$101,907	$ 84,714
Supplemental disclosures:			
Cash paid during the year for interest	$ 5,690	$ 6,751	$ 5,961
Cash paid (received) during the year for income taxes, net of refunds	$ 3,153	$ (573)	$ (7,535)
Supplemental disclosures of non-cash financing activities:			
Stock issued to acquire DLC	$ —	$ —	$ 13,511
Stock issued to acquire GW	$ —	$ —	$ 16,000
Stock issued for SemiFab settlement	$ —	$ —	$ 1,618

The accompanying notes are an integral part of these consolidated financial statements.

ASYST TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization of the Company:

The accompanying consolidated financial statements include the accounts of Asyst Technologies, Inc., or Asyst, which was incorporated in California on May 31, 1984, our subsidiaries and our majority-owned joint venture. We develop, manufacture, sell and support integrated automation systems, primarily for the semiconductor and secondarily for the flat panel display, or FPD, manufacturing industries.

In fiscal year 2004, our majority-owned joint venture, Asyst Shinko, Inc., or ASI, acquired the portion of Shinko Technologies, Inc. that provides ongoing support to ASI's North American Automated Material Handling Systems, or AMHS, customers from Shinko Electric, Co., Ltd., or Shinko. ASI renamed this subsidiary Asyst Shinko America, or ASAM.

In fiscal year 2003, we purchased a 51.0 percent interest in ASI, a Japanese corporation.

In fiscal year 2003, Asyst Connectivity Technologies, Inc., or ACT, our wholly-owned subsidiary, purchased substantially all of the assets of domainLogix Corporation, or DLC, a Delaware corporation.

In fiscal year 2002, we acquired 100.0 percent of the common stock of GW Associates, Inc., or GW, a California corporation.

In fiscal year 2000, we acquired a majority ownership percentage of MECS, a Japanese engineering and robotics manufacturing company, and in fiscal year 2003 our ownership percentage increased 2.1 percent to 98.9 percent. MECS is now merged into AJI, our majority-owned subsidiary. In fiscal year 2005, we acquired an additional 0.4 percent of AJI from minority shareholders. As a result, our ownership percentage in AJI increased to 99.3 percent.

The above transactions, which were unrelated, were accounted for using the purchase method of accounting. Accordingly, our Consolidated Statements of Operations and of Cash Flows for each of the years in the three-year period ended March 31, 2005 include the results of these acquired entities for the periods subsequent to the date of the respective acquisitions. We consolidate fully the financial position and results of operations of ASI and account for the minority interest in the consolidated financial statements.

2. Significant Fourth Quarter Adjustments

During the fiscal fourth quarter ended March 31, 2005, we identified and corrected certain errors relating to the proper recording by ASI of certain inter-company sales and costs with its subsidiaries during fiscal year 2005. As a result of these errors by ASI, we had previously overstated our net loss by approximately $0.7 million for the first three quarters of our fiscal year 2005.

3. Liquidity:

Since inception, we have incurred aggregate consolidated net losses of approximately $366.2 million, and have incurred losses during 4 of the last 5 years. In recent years, we have funded our operations primarily from cash generated from the issuance of debt or equity securities. Cash, cash equivalents and short-term investments aggregated $101.2 million at March 31, 2005. We believe that our current cash position and the availability of additional financing via existing lines of credit will be sufficient to meet our expected cash requirements through March 31, 2006.

The cyclical nature of the semiconductor industry makes it very difficult for us to predict future liquidity requirements with certainty. Any upturn in the semiconductor industry may result in short-term uses of cash in operations as cash may be used to finance additional working capital requirements such as accounts receivable and inventories. Alternatively, continuation or further softening of demand for our products may cause us to fund additional losses in the future. At some point in the future we may require additional funds to support our working capital and operating expense requirements or for other purposes. We may seek to raise these additional funds through public or private debt or equity financings, or the sale of assets. These financings may not be available to us on a timely basis, if at all, or, if available, on terms acceptable to us or not dilutive to our shareholders. If we fail to obtain acceptable additional financing, we may be required to reduce planned expenditures or forego investments, which could reduce our revenues, increase our losses, and harm our business.

As a result of the late filing of the fiscal second quarter Form 10-Q, we will be ineligible to register our securities on Form S-3 for sale by us or resale by others for one year. The inability to use Form S-3 could adversely affect our ability to raise capital during this period. If we fail to timely file a future periodic report with the SEC and were delisted, it could severely impact our ability to raise future capital and could have an adverse impact on our overall future liquidity. However, we are still eligible to register our securities on Form S-1.

In addition, the material weaknesses in internal control over our financial reporting that we have identified may also have an adverse impact on our ability to obtain future capital from equity or debt.

4. Significant Accounting Policies:

Basis of Preparation

The accompanying consolidated financial statements include the accounts of Asyst and its subsidiaries. All significant inter-company accounts and transactions have been eliminated. Minority interest represents the minority shareholders' proportionate share of the net assets and results of operations of our majority-owned subsidiary, ASI, and our majority-owned subsidiary, AJI. The Advanced Machine Programming, Inc., or AMP, and SemiFab, Inc., or SemiFab, businesses were accounted for as discontinued operations in fiscal year 2003 and therefore, the results of operations and cash flows for these businesses have been removed from our results of continuing operations for respective periods presented.

Change in Fiscal Year End

Effective as of February 18, 2005, we changed our fiscal year-end date from the last Saturday in March to March 31. Accordingly, the current fiscal year 2005 ended on March 31, 2005. Fiscal year 2004 ended on March 27, 2004 and fiscal year 2003 ended on March 31, 2003. For convenience of presentation and comparison to current and prior fiscal years ended March 31, we refer throughout this report to a fiscal year ended March 31, 2004. However, all references to our fiscal year ended March 31, 2004 mean our actual fiscal year ended March 27, 2004.

Reclassifications

Certain prior year amounts in the consolidated financial statements and the notes thereto have been reclassified where necessary to conform to the current year's presentation. In particular, we have reclassified certain auction rate securities, for which interest rates reset in less than three months, but for which the maturity date is longer than three months. This resulted in a reclassification from cash and cash equivalents to short-term investments of $11.0 million on the March 31, 2004 balance sheet. The Company also made corresponding adjustments to the statement of cash flows for the fiscal years ended March 31, 2004 and 2003, to reflect the gross purchases and sales of these securities as investing activities rather than as a component of cash and cash equivalents (see Note 5). The reclassifications did not have an effect on the prior periods' net loss or cash flow from operations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include revenues and costs under long-term contracts, collectibility of accounts receivable, obsolescence of inventory, cost of product warranties, recoverability of depreciable assets, intangibles and deferred tax assets and the adequacy of acquisition-related and restructuring reserves. Although we regularly assess these estimates, actual results could differ from those estimates. Changes in estimates are recorded in the period in which they become known.

Foreign Currency Translation

Our subsidiaries located in Japan and their subsidiaries operate using the Japanese Yen as their functional currency. Accordingly, all assets and liabilities of these subsidiaries are translated using exchange rates in effect at the end of the period, and revenues and costs are translated using average exchange rates for the period. The resulting translation adjustments are presented as a separate component of accumulated other comprehensive income (loss).

All other foreign subsidiaries use the U.S. dollar as their functional currency. Accordingly, assets and liabilities of those subsidiaries are translated using exchange rates in effect at the end of the period, except for non-monetary assets, such as inventories and property, plant and equipment, that are translated using historical exchange rates. Revenues and costs are translated using average exchange rates for the period, except for costs related to those balance sheet items that are translated using historical exchange rates. The resulting translation gains and losses are included in the Consolidated Statements of Operations as incurred.

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents. The carrying value of the cash equivalents approximates their current fair market value.

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents at March 31, 2004 primarily represent amounts that were restricted as to their use in accordance with Japanese debt agreements. The debt was fully paid in the first quarter of fiscal year 2005, at which time the restrictions lapsed.

Short-term Investments

As of March 31, 2005, our short-term investments consisted of equity securities and debt investments with maturities, at the time of purchase, greater than three months. Auction rate debt securities with interest rates that reset in less than three months but with maturity dates longer than three months, are classified as short-term investments. All such investments have been classified as "available-for-sale" and are carried at fair value. Unrealized holding gains and losses, net of taxes reported, are recorded as a component of other comprehensive income (loss). The cost of debt security is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, interest income, realized gains and losses and declines in value that are considered to be other than temporary, are included in interest and other income (expense), net, in the Consolidated Statements of Operations. There have been no declines in value that are considered to be other than temporary for any of the three years in the period ended March 31, 2005. The cost of investments sold is based on specific identification. We do not intend to hold individual securities for greater than one year.

Fair Value of Financial Instruments

The carrying amounts of our financial instruments, including cash and cash equivalents, accounts receivable, short-term notes payable, and accounts payable and accrued expenses, approximate fair value due to the short maturities of these financial instruments. At March 31, 2005, the carrying amount of long-term debt, including current portion, was $91.5 million and the estimated fair value was $90.6 million. At March 31, 2004, the carrying amount of long-term debt, including current portion, was $93.8 million and the estimated fair value was $93.5 million. The estimated fair value of long-term debt is based primarily on quoted market prices for the same or similar issues.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentration of credit risk consist primarily of trade receivables, cash equivalents and short-term investments in treasury bills, certificates of deposit and commercial paper. We restrict our investments to repurchase agreements with major banks, U.S. government and corporate securities, and mutual funds that invest in U.S. government securities, which are subject to minimal credit and market risk. Our customers are concentrated in the semiconductor and flat panel display industries, and relatively few customers account for a significant portion of our revenues. We regularly monitor the credit worthiness of our customers and believe that we have adequately provided for exposure to potential credit losses. During fiscal year 2005, AU Optronics Corp. and Taiwan Semiconductor Manufacturing Corp. accounted for 19.9 percent and 11.7 percent of net sales, respectively. During fiscal year 2004, L.G. Philips and Taiwan Semiconductor Manufacturing Corp. accounted for 17.8 percent and 9.5 percent of net sales, respectively. During fiscal year 2003, Taiwan Semiconductor Manufacturing Corp. accounted for 10.0 percent of net sales. No customers accounted for 10 percent or more of our billed accounts receivable at March 31, 2005 and 2004, respectively.

Allowance for Doubtful Accounts

We estimate our allowance for doubtful accounts based on a combination of specifically identified amounts, as well as a portion of the reserve calculated based on the aging of receivables. If circumstances change (such as an unexpected material adverse change in a major customer's ability to meet its financial obligations to us or its payment trends), we may adjust our estimates of the recoverability of amounts due to us.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market and include materials, labor and manufacturing overhead costs. Provisions, when required, are made to reduce excess and obsolete inventories to their estimated net realizable values. Such provisions, once established, are not reversed until the related inventories have been sold or scrapped.

Goodwill and Other Intangible Assets

We adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," or SFAS No. 142, in the first quarter of fiscal year 2003. Based on criteria set out in SFAS No. 142, we reclassified approximately $3.0 million of assets related to assembled workforce previously classified as intangible assets to goodwill. Intangible assets subject to amortization are being amortized over the following estimated useful lives using the straight-line method: purchased technology, four to eight years; customer lists and other intangible assets, five to 10 years; and licenses and patents, five to 10 years. No changes were made to the useful lives of amortizable intangible assets in connection with the adoption of SFAS No. 142. In connection with the DLC acquisition in May 2002, we recorded goodwill of $2.1 million. For the ASI acquisition in October 2002, goodwill of $62.6 million was originally recorded. Purchase accounting for the acquisition of ASI was finalized in the quarter ended September 30, 2003, resulting in an adjustment to reduce goodwill by approximately $2.0 million. In connection with the ASAM acquisition in April 2003, ASI recorded goodwill of $0.4 million.

We completed an annual impairment test in accordance with SFAS No. 142 during the quarters ended December 31, 2004, 2003 and 2002 and concluded that there was no impairment of goodwill in fiscal years 2005 and 2004. See Note 8 for results of the fiscal year 2003 impairment test. To determine the amount of the impairment, we estimated the fair value of our reporting units that contained goodwill (based primarily on expected future cash flows), reduced the amount by the fair value of identifiable intangible assets other than goodwill (also based primarily on expected future cash flows), and then compared the unallocated fair value of the business to the carrying value of goodwill. To the extent goodwill exceeded the unallocated fair value of the business, an impairment expense would have been recognized. In connection with the annual impairment analysis for goodwill, we also assessed the recoverability of the intangible assets subject to amortization in accordance with SFAS No. 144 and concluded that there was no impairment of intangible assets.

Property and Equipment

Property and equipment are recorded at cost or in the case of property and equipment purchased through corporate acquisitions at fair value based upon the allocated purchase price on the acquisition date. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. The useful lives of our property and equipment are as follows:

Land	none
Buildings	38 to 50 years
Leasehold improvements	5 years or leased term, if shorter
Machinery and equipment	2 to 5 years
Office equipment, furniture and fixtures	5 years

Impairment of Long-lived Assets

We evaluate the recoverability of our long-lived tangible assets in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Long-Lived Assets to be Disposed of, or SFAS No. 144." Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows from the use of the assets and its eventual disposition. Measurement of an impairment loss for long-lived assets is based on the fair value of the assets. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Warranty Reserve

We provide for the estimated cost of product warranties at the time revenue is recognized. The table below summarizes the movement in the warranty reserve for the fiscal years ended March 31, 2005, 2004 and 2003 (in thousands):

	Fiscal Year Ended March 31,		
	2005	2004	2003
Beginning Balance	$ 8,185	$ 7,561	$ 4,689
Reserve assumed in acquisition of ASI	—	—	2,552
Reserve for warranties issued during the period	19,780	4,881	4,147
Settlements made (in cash or in kind)	(14,443)	(4,257)	(3,827)
Foreign currency translation	(13)	—	—
Ending Balance	$ 13,509	$ 8,185	$ 7,561

Revenue Recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, or SAB 104, "Revenue Recognition." We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, the seller's price is fixed or determinable and collectibility is reasonably assured. Some of our products are large volume consumables that are tested to industry and/or customer acceptance criteria prior to shipment. Our primary shipping terms are FOB shipping point. Therefore, revenue for these types of products is recognized when title transfers. Certain of our product sales are accounted for as multiple-element arrangements. If we have met defined customer acceptance experience levels with both the customer and the specific type of equipment, we recognize the product revenue at the time of shipment and transfer of title, with the remainder when the other elements, primarily installation, have been completed. Some of our other products are highly customized systems and cannot be completed or adequately tested to customer specifications prior to shipment from the factory. We do not recognize revenue for these products until formal acceptance by the customer. Revenue for spare parts sales is recognized on shipment. Deferred revenue consists primarily of product shipments creating legally enforceable receivables that did not meet our revenue recognition policy in compliance with SAB 104. Revenue related to maintenance and service contracts is recognized ratably over the duration of the contracts. Unearned maintenance and service contract revenue is not significant and is included in accrued and other liabilities. Deferred revenue is netted with the related costs of products, if any, and the net amount is presented on the consolidated balance sheet as deferred margin.

We recognize revenue for long-term contracts at ASI in accordance with the American Institute of Certified Public Accountants' Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." We use the percentage of completion method to calculate revenue and related costs of these contracts because they are long-term in nature and estimates of cost to complete and extent of progress toward completion of long-term contracts are available and reasonably dependable. We record revenue and unbilled receivables each period based on the percentage of completion to date on each contract, measured by costs incurred to date relative to the total estimated costs of each contract. Unbilled receivables amount is reclassified to trade receivables once invoice is issued. We generally treat contracts as substantially complete when we receive technical acceptance of our work by the customer. We disclose material changes in our financial results that result from changes in estimates.

We account for software revenue in accordance with the American Institute of Certified Public Accountants' Statement of Position 97-2, "Software Revenue Recognition." Revenue for integration software work is recognized on a percentage-of-completion basis. Software license revenue, which is not material to the consolidated financial statements, is recognized when persuasive evidence of an arrangement exists, delivery has occurred or, the selling price is fixed or determinable and collectibility is probable.

Contract Loss Reserve

We routinely evaluate the contractual commitments with our customers and suppliers to determine if it is probable that a loss exists that can be estimated in fulfillment of the contractual commitment. If so, a loss reserve is recorded and included in accrued and other liabilities. We had a loss reserve of approximately $0.2 million and $5.4 million at March 31, 2005 and March 31, 2004, respectively. The balance at March 31, 2005 mainly related to four Automated Material Handling System, or AMHS, contracts, three of which were entered into by ASI in fiscal year 2004 and the remaining one was entered into by ASI in fiscal year 2005.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners and includes foreign currency translation adjustments relating to our foreign subsidiaries using the local function currencies and unrealized gains and losses on short-term investments that have historically been excluded from net loss and reflected instead in equity.

Income Taxes

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of our assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

We are currently analyzing the impact of the one-time favorable foreign dividend provision recently enacted as part of the American Jobs Creation Act of 2004, and intend to complete the analysis by the end of fiscal year 2006. As of March 31, 2005, and based on the tax laws in effect at that time, we intended to continue to indefinitely reinvest our undistributed foreign earnings and accordingly, no deferred tax liability has been recorded on these undistributed foreign earnings.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex global tax regulations. The Company recognizes potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when the Company determines the liabilities are no longer necessary. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed using the weighted average number of common shares outstanding, while diluted net income (loss) per share is computed using the sum of the weighted average number of common and common equivalent shares outstanding. Common equivalent shares used in the computation of diluted earnings per share result from the assumed exercise of stock options and warrants, using the treasury stock method. For periods for which there is a net loss, the numbers of shares used in the computation of diluted net income (loss) per share are the same as those used for the computation of basic net income (loss) per share as the inclusion of dilutive securities would be anti-dilutive.

Stock-Based Compensation

We account for employee stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board Interpretation (FIN) No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25 and FIN No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, and comply with the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock Based Compensation — Transition and Disclosure — an amendment of FAS No. 123. Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant, between the estimated fair value of our common stock and the exercise price. SFAS No. 123 defines a fair value based method of accounting for an employee stock option or similar equity instrument. We amortize stock-based compensation using the straight-line method over the remaining vesting periods of the related options, which is generally four years.

We account for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and the Emerging Issues Task Force (EITF) 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services and value awards using the Black-Scholes option pricing model as of the date at which the non-employees performance is complete. We recognize the fair value of the award as a compensation expense as the non-employees interest in the instrument vests.

Had compensation expense for our stock options, employee stock purchase plan and the restricted stock issuances been determined based on the fair value of the grant date for awards in fiscal years 2005, 2004 and 2003 consistent with the provision of SFAS No. 123, and SFAS No. 148, our net loss for fiscal years 2005, 2004 and 2003 would have increased to the pro forma amounts indicated below (in thousands, except per share amounts):

	Fiscal Year Ended March 31,		
	2005	2004	2003
Net loss — as reported	$(17,542)	$(83,449)	$(135,869)
Add: employee stock-based compensation expense included in reported net loss, net of tax	1,524	1,580	1,905
Less: total employee stock-based compensation expense determined under fair value, net of tax	(12,345)	(15,215)	(20,566)
Net loss — pro forma	$(28,363)	$(97,084)	$(154,530)
Basic and diluted net loss per share — as reported	$ (0.37)	$ (2.00)	$ (3.62)
Basic and diluted net loss per share — pro forma	$ (0.60)	$ (2.32)	$ (4.12)

Recent Accounting Pronouncements

In March 2004, the Financial Accounting Standards Board (FASB) approved the consensus reached on the Emerging Issues Task Force (EITF) Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 provides guidance for identifying impaired investments and new disclosure requirements for investments that are deemed to be temporarily impaired. On September 30, 2004, the FASB issued a final staff position (FSP) EITF Issue 03-1-1 that delays the effective date for the measurement and recognition guidance included in paragraphs 10 through 20 of EITF 03-1. Quantitative and qualitative disclosures required by EITF 03-1 remain unchanged by the staff position. We do not believe the impact of adoption of the measurement provisions of the EITF will be significant to our overall results of operations or financial position.

In November 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 151, *"Inventory Costs — an Amendment of ARB No. 43, Chapter 4"*. SFAS No. 151 amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are in the process of evaluating the impact of the adoption of the provisions of SFAS No. 151 and believe that it will not have a material impact on our financial position and results of operations.

In December 2004, the FASB issued SFAS No. 153, *"Exchange of Nonmonetary Assets — an amendment of APB Opinion No. 29"*. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of the provisions of SFAS No. 153 is not expected to have a material impact on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123(R), *Share Based Payment*. SFAS No. 123(R) revises SFAS No. 123, Accounting for Stock-Based Compensation and requires companies to expense the fair value of employee stock options and similar awards, including purchases made under an Employee Stock Purchase Plan. Under a change approved by the SEC in April 2005, the effective date of this requirement for us will be April 1, 2006, the beginning of our next fiscal year that begins after June 15, 2005. In March 2005, the SEC issued SAB 107 which includes interpretive guidance for the initial implementation of SFAS No. 123(R). SFAS No. 123(R) applies to all outstanding and unvested share-based payment awards at adoption. We are currently evaluating the impact of the adoption of SFAS No. 123(R) and have not selected a transition method or valuation model. However, in any event, we believe that the adoption of the provision of SFAS No. 123(R) will have a significant adverse impact on our results from operations.

5. Balance Sheet Components:

Short-term Investments

Short-term investments by security type are as follows (in thousands):

	Cost	Unrealized Loss	Fair Value
March 31, 2005			
Auction rate securities	$19,803	$ —	$19,803
Corporate debt securities	9,915	(47)	9,868
Municipal debt securities	501	(1)	500
Internation debt securities	1,009	(2)	1,007
Federal agency notes	15,000	(92)	14,908
	$46,228	$(142)	$46,086
March 31, 2004			
Auction rate securities	$11,002	$ —	$11,002
Corporate debt securities	3,960	(9)	3,951
Federal agency notes	1,000	—	1,000
	$15,962	$ (9)	$15,953

Contractual maturities of available-for-sale debt securities as of March 31, 2005 were as follows (in thousands):

Due within one year	$ 1,009
Due in 1-5 years	25,416
Due in 6-10 years	1,000
Due after 10 years	18,803
Total	$46,228

All of the investments in the table above were in a continuous unrealized loss position for less than twelve months and these unrealized losses were considered not to be other-than-temporary due primarily to their nature, quality and short-term holding. None of the investments in the table above had unrealized gain as of March 31, 2005 and 2004.

The following table summarizes the cash and cash equivalents and short-term investments balances as previously reported and as reclassified as of March 31, 2004 (in thousands):

	March 31, 2004	
	As Reported	As Reclassified
Cash and cash equivalents	$112,907	$101,907
Short-term investments	$ 4,953	$ 15,953

As a result of these changes, we reclassified the following line items in the Consolidated Statements of Cash Flows for the years ended March 31, 2004 and 2003 (in thousands):

	Fiscal Year Ended March 31,			
	2004		2003	
	As Reported	As Reclassified	As Reported	As Reclassified
Purchase of short-term investments	$ (4,962)	$(12,962)	$ —	$(18,500)
Sales or maturity of short-term investments	$ —	$ 8,500	$ 5,000	$ 42,000
Net cash provided by (used in) investing activities	$ 1,249	$ 1,749	$(19,045)	$ (545)
Net increase in cash and cash equivalents	$ 16,693	$ 17,193	$ 21,637	$ 40,137
Cash and cash equivalents at end of fiscal year	$112,907	$101,907	$ 96,214	$ 84,714

Accounts Receivable, net of allowance for doubtful accounts

Accounts receivable, net of allowance for doubtful accounts were as follows (in thousands):

	March 31,	
	2005	2004
Trade receivables	$ 77,196	$ 70,469
Trade receivables-related party	100	32
Unbilled receivables	110,778	73,800
Other receivables	8,849	8,246
Less: Allowance for doubtful accounts	(6,980)	(4,608)
Total	$189,943	$147,939

We estimate our allowance for doubtful accounts based on a combination of specifically identified amounts and an additional reserve calculated based on the aging of receivables. The additional reserve is provided for the remaining accounts receivable after specific allowances at a range of percentages from 1.25 percent to 50.0 percent based on the aging of receivables. If circumstances change (such as an unexpected material adverse change in a major customer's ability to meet its financial obligations to us or its payment trends), we may adjust our estimates of the recoverability of amounts due to us. During the fiscal year ended March 31, 2005, we wrote off $2.5 million of accounts receivable which we determined to be uncollectible and for which we had recorded specific reserves in previous quarters. We do not record interest on outstanding and overdue accounts receivable.

Other receivables includes notes receivable from customers in Japan in settlement of trade accounts receivable balances.

We offer both open accounts and letters of credit to our customer base. Our standard open account terms range from net 30 days to net 90 days; however, the customary local industry practices may differ and prevail where applicable.

Our subsidiaries in Japan, AJI and ASI have agreements with certain Japanese financial institutions to sell certain trade receivables. For the fiscal year ended March 31, 2005 and 2004, AJI and ASI sold approximately $46.6 million and $5.8 million, respectively, of accounts receivable without recourse.

Inventories

Inventories consisted of the following (in thousands):

	March 31, 2005	March 31, 2004
Raw materials	$14,040	$13,754
Work-in-process	17,905	11,331
Finished goods	1,570	1,864
Total	$33,515	$26,949

At March 31, 2005 and 2004, we had a reserve of $15.3 million and $14.7 million, respectively, for estimated excess and obsolete inventory.

We outsourced a majority of our fab automation product manufacturing to Solectron Corporation, or Solectron. As part of the arrangement, Solectron purchased inventory from us and we may be obligated to reacquire inventory purchased by Solectron for our benefit if the inventory is not used over certain specified period of time per the terms of our agreement. No revenue was recorded for the sale of this inventory to Solectron and any inventory buyback in excess of our demand forecast is fully reserved. At March 31, 2005 and 2004, total inventory held by Solectron was $14.5 million and $32.2 million, respectively. During the fiscal years ended March 31, 2005 and 2004, we repurchased $7.1 million and $4.3 million of this inventory, respectively, that was not used by Solectron in manufacturing our products. During the fiscal year ended March 31, 2003, we did not repurchase any inventory from Solectron.

Prepaid expenses and other

Prepaid expenses and other consisted of the following (in thousands):

	March 31, 2005	March 31, 2004
Prepaid expenses	$ 3,146	$ 3,574
Deferred tax assets	16,379	2,568
Other	14,446	8,134
Total	$33,971	$14,276

Intangible assets

Intangible assets were as follows (in thousands):

	March 31, 2005			March 31, 2004		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Amortizable intangible assets:						
Developed technology	$ 62,626	$34,069	$28,557	$ 64,317	$21,778	$42,539
Customer base and other intangible assets	33,767	25,167	8,600	35,676	17,394	18,282
Licenses and patents	6,989	3,248	3,741	7,440	2,483	4,957
Total	$103,382	$62,484	$40,898	$107,433	$41,655	$65,778

Amortization expense was $21.4 million, $20.2 million and $14.1 million for the years ended March 31, 2005, 2004 and 2003, respectively.

Expected future intangible amortization expense, based on current balances is as follows (in thousands):

Fiscal Year ending March 31,	
2006	$18,541
2007	13,238
2008	7,696
2009	676
2010 and thereafter	747
	$40,898

Goodwill

Goodwill balances by segment were as follows (in thousands):

	March 31, 2005	March 31, 2004
Fab Automation Products	$ 3,397	$ 4,750
AMHS	60,617	67,223
	$64,014	$71,973

The changes in the carrying amount of goodwill for the years ended March 31, 2005 and 2004, respectively, are as follows (in thousands):

	Total
Balances at March 31, 2003	$65,505
Acquisitions	376
Purchase accounting adjustments	(2,017)
Foreign currency translation	8,109
Balances at March 31, 2004	71,973
Purchase accounting adjustments	(6,953)
Foreign currency translation	(1,006)
Balances at March 31, 2005	$64,014

The purchase accounting adjustments in fiscal 2005 were primarily for the adjustment of deferred tax asset valuation allowance relating to pre-acquisition deferred tax assets.

Property and Equipment

Depreciation expense was $6.8 million, $8.7 million and $16.7 million for the fiscal years ended March 31, 2005, 2004 and 2003, respectively. Property and equipment consisted of the following (in thousands):

	March 31, 2005	March 31, 2004
Land	$ 2,312	$ 2,347
Buildings	8,231	8,363
Leasehold improvements	12,608	12,660
Machinery and equipment	28,050	29,855
Office equipment, furniture and fixtures	34,947	33,118
Sub-total	86,148	86,343
Less accumulated depreciation	(70,690)	(63,475)
Total	$ 15,458	$ 22,868

Accrued and other liabilities

Accrued and other liabilities consisted of the following (in thousands):

	March 31, 2005	March 31, 2004
Income taxes payable	$18,378	$ 6,787
Other taxes payable	5,877	668
Warranty reserve	13,509	8,185
Contract loss reserve	248	5,409
Restructuring reserve	883	2,254
Employee compensation	8,822	8,085
Customer deposits	2,918	2,630
Other accrued expenses	19,804	14,553
Total	$70,439	$48,571

Other long-term liabilities

Other long-term liabilities consisted of the following (in thousands):

	March 31, 2005	March 31, 2004
Accrued pension benefit liability	$9,463	$11,122
Other	308	1,704
Total	$9,771	$12,826

Comprehensive Income (loss)

Comprehensive income (loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners and is to include unrealized gains and losses that have historically been excluded from net loss and reflected instead in equity. The following table presents our accumulated other comprehensive income (loss) items (in thousands):

	March 31, 2005	March 31, 2004
Unrealized loss on investments	$ (142)	$ (9)
Foreign currency translation adjustments	7,611	8,453
Accumulated other comprehensive income	$7,469	$8,444

6. Acquisitions:

Asyst Shinko America (ASAM):

In April 2003, ASI acquired the portion of Shinko Technologies, Inc., a subsidiary of Shinko Electric, Co., Ltd., or Shinko, that provided ongoing support to ASI's North American AMHS customers. Shinko owns 49.0 percent of ASI. ASI renamed this subsidiary Asyst Shinko America (ASAM). The total purchase price, net of cash acquired, was approximately $1.2 million. A summary of assets acquired and liabilities assumed is as follows (in thousands):

Accounts receivable, net	$ 820
Inventories	315
Property and equipment, net	286
Other assets	30
Current liabilities	(662)
Net assets acquired	789
Goodwill	390
Net cash paid	$1,179

ASAM provides ongoing service to customers who installed ASI's AMHS solution. As such, there is no in-process research and development activity at ASAM. The acquisition was made to provide better support to North American AMHS customers. We believe the purchase price reasonably reflects the fair value of the business based on estimates of future revenues and earnings.

Comparative pro forma information reflecting the acquisition of ASAM has not been presented because the operations of ASAM were not material to our consolidated financial statements.

Asyst Shinko, Inc. (ASI):

On October 16, 2002, we established a joint venture with Shinko called Asyst Shinko, Inc, or ASI. The joint venture develops, manufactures and markets market-leading AMHS with principal operations in Tokyo and Ise, Japan. Under terms of the joint venture agreement, we acquired 51.0 percent of the joint venture for approximately $67.5 million of cash and transaction costs. Shinko contributed its entire AMHS business, including intellectual property and other assets, installed customer base and approximately 250 employees. We acquired ASI to enhance our presence in the 300mm AMHS and flat panel display markets. The acquisition has been accounted for as a purchase transaction in accordance with SFAS No. 141 and accordingly, the results of ASI are included in the consolidated financial statements for the period subsequent to its acquisition.

A portion of the excess of purchase price over fair value of net assets acquired was allocated to identifiable intangible assets. We amortize developed technology over a period of five years and the customer base and trademarks over a period of three years, using the straight-line method, with a weighted-average life of 4.4 years. The balance of the excess purchase price was recorded as goodwill. We completed our final analysis of the acquisition and recorded all remaining adjustments in the second quarter of fiscal year 2004. A summary of the transaction is as follows (in thousands):

Total Enterprise Value	$128,824
Transaction costs	1,796
	$130,620
Fair value of identifiable intangibles contributed by Shinko:	
Net assets	1,036
Developed technology	44,500
Customer lists	18,800
In-process research and development	5,750
Excess of consideration over fair value of net assets acquired — Goodwill	60,534
	$130,620

The fair values of identifiable intangible assets are based on estimates of future revenues and earnings to determine a discounted cash flow valuation of identifiable intangible assets that meet the separate recognition criteria of SFAS No. 141. Goodwill of approximately $60.5 million arising from the acquisition is not deductible for tax purposes. We expensed approximately $5.8 million of in-process research and development as part of the acquisition in the third quarter of fiscal year 2003. We identified research projects in areas for which technological feasibility had not been established and no alternative future uses existed. The value was determined by estimating the expected cash flows from the products once commercially viable, discounting the net cash flows to their present value, and then applying a percentage of completion to the calculated value. If the assumption and estimates used to allocate the purchase price are not correct, future asset impairment charges could be required.

Minority interest was approximately $63.9 million and $63.8 million at March 31, 2005 and 2004, respectively, representing the minority interest of 49.0 percent of the fair value of ASI at the time of acquisition and the proportionate share of net income (loss) including its own interest in amortization of intangible assets and cumulative translation adjustment for the periods since acquisition.

The following table summarizes the estimated fair values of the tangible assets acquired and liabilities assumed at the date of acquisition (in thousands):

Cash and short-term investments	$ 15,200
Other current assets	52,955
Property plant and equipment	3,332
Other assets	775
Current liabilities	(31,234)
Deferred tax liabilities	(26,586)
Pension and other long-term liabilities	(13,406)
Net assets acquired	$ 1,036

The ASI results included in the pro forma consolidated results of operations are based on the estimated carve-out of ASI from the consolidated results of Shinko for the periods prior to the acquisition. Due to the difficulty and costs to restate the historic information from Japanese GAAP to US GAAP, the Shinko results were prepared in accordance with Generally Accepted Accounting Principles in Japan which differs from US GAAP. The principle difference between US and Japanese GAAP relates to the application of percentage of completion revenue recognition. While such differences may be significant in any one period, the pro forma information below is deemed to be directionally correct and therefore useful. Additionally, Shinko allocated certain costs to ASI and these allocations may not be reflective of the costs to ASI to provide such activities on a stand-alone basis. The following pro-forma consolidated results of operations are presented as if the acquisition of ASI had been made at April 1, 2002 (unaudited; in thousands, except per share amounts):

	Fiscal Year Ended March 31, 2003
Net sales	$ 309,002
Net loss from continuing operations	$(133,547)
Basic and diluted net loss from continuing operations per share	$ (3.56)

As part of the acquisition, we assumed pension-related obligations, which are included in the former owner of Shinko's pension plan.

domainLogix ("DLC"):

In May 2002, ACT, a then wholly-owned subsidiary of Asyst, purchased substantially all of the assets of DLC, a developer of next-generation software for tool communication and a provider of a variety of consulting, development and integration services to customers. Prior to this acquisition, we owned approximately seven percent of the outstanding shares of DLC. The results of ACT reflect the acquisition of DLC's assets from the purchase date. The DLC assets were acquired for $2.2 million of cash, $1.0 million of liabilities assumed, and 468,796 shares of our common stock valued at $8.0 million. In addition, there were acquisition costs of $0.4 million and certain former employees of DLC, upon acceptance of employment with ACT received grants totaling 304,327 shares of our common stock, to vest over four years based on continued employment with ACT. The stock grants are valued at approximately $5.7 million, based on their intrinsic value at the date of grant. Assets acquired include $768,000 of receivables and $40,000 of fixed assets. The majority of the purchase price was allocated to intangible assets, including in-process research and development, with the remainder recorded as goodwill. We expensed approximately $2.1 million of in-process research and development as part of the acquisition in fiscal year 2003. The value of the acquired in-process research and development was determined by estimating the expected cash flows from the products once commercially viable, discounting the net cash flows to their present value, and then applying a percentage of completion to the calculated value. If the assumption and estimates used to allocate the purchase price are not correct, future asset impairment charges could be required. We recorded the value of intangible assets as follows (in thousands):

Amortizable intangible assets	$ 7,615
Goodwill	2,100
In-process research and development	2,082
	$11,797

Comparative pro forma information reflecting the acquisition of DLC's assets has not been presented because the operations of DLC were not material to our financial statements.

7. Restructuring and Other Charges:

Restructuring and other charges and related utilization for the fiscal years ended March 31, 2005, 2004 and 2003 were (in thousands):

	Severance and Benefits	Excess Facility	Fixed Asset Impairment	Total
Balance, March 31, 2002	$ 741	$ 2,432	$ 200	$ 3,373
Additional accruals	2,125	2,733	2,161	7,019
Non-cash related adjustments	(331)	(214)	(2,077)	(2,622)
Amounts paid in cash	(2,244)	(1,334)	(92)	(3,670)
Balance, March 31, 2003	291	3,617	192	4,100
Additional accruals	5,460	1,075	46	6,581
Non-cash related adjustments	70	(444)	(205)	(579)
Amounts paid in cash	(5,757)	(2,058)	(33)	(7,848)
Balance, March 31, 2004	64	2,190	—	2,254
Additional accruals	1,803	7	—	1,810
Amounts paid in cash	(1,803)	(1,390)	—	(3,193)
Foreign currency translation adjustment	3	9	—	12
Balance, March 31, 2005	$ 67	$ 816	$ —	$ 883

In fiscal year 2005, we recorded net severance and other charges of $1.8 million primarily for severance costs from a reduction in workforce in December 2004. In December 2004, we announced a restructuring initiative in our Fab Automation reporting segment, which involved the termination of employment of approximately 70 employees, including 5 in manufacturing, 55 in selling, general and administration, and 10 from our international operations. The total costs of this restructuring were approximately $1.8 million in termination benefits.

The outstanding accrual balance of $0.9 million at March 31, 2005 consists primarily of future lease obligations on vacated facilities, in excess of estimated future sublease proceeds of approximately $0.8 million, which will be paid over the next two fiscal years and severance payments relating to the December 2004 restructuring, which are expected to be paid within the next fiscal quarter. All remaining accrual balances are expected to be settled in cash.

In fiscal year 2004, we recorded net severance and other charges of $5.5 million, primarily related to $3.4 million in severance costs from a reduction in workforce in April 2003 and a $1.0 million charge related to the settlement and release of claims arising from the termination of a former officer. Included were also $1.1 million of severance expenses primarily from headcount reductions in our Japanese operations. In addition to the severance charges, we recorded $1.1 million for exiting a facility in connection with our restructuring activities and for future lease obligations on a vacated facility in excess of estimated future sublease proceeds. As a result of these restructuring activities, we terminated the employment of approximately 245 employees, including 129 in manufacturing, 34 in research and development and 82 in selling, general and administration, from our U.S. operations as well as international operations.

In fiscal year 2003, we recorded a charge of $1.6 million related to excess facilities that we had under lease but had abandoned as a result of our decision to outsource our manufacturing activities and an excess facility charge of $1.1 million reflecting revised estimates of future sublease income based on continued weakness in the Austin, Texas commercial real estate market. We also recorded severance charges of $1.5 million resulting from headcount reductions and contractual obligations of $0.6 million as a result of workforce reduction measures. The restructuring activities affected approximately 291 employees in manufacturing, sales, research and development and administrative staff, including approximately 191 employees who joined Solectron. We also recorded a fixed asset impairment charge of $2.2 million for assets abandoned due to facility consolidation and the integration of certain programs into ASI.

8. Asset Impairment Charges:

During the third quarter of fiscal year 2005, we removed from service and made available for sale certain land and a building relating to our Japanese subsidiary, AJI. The building had been underutilized since a prior decision to outsource the manufacturing of our next-generation robotics products, part of an overall strategy to outsource the manufacture of all our Fab Automation Products segment. The outsourcing transition is complete and remaining personnel and operations have been consolidated into other facilities. As a result, during the third quarter of fiscal year 2005, we have classified the land and building as available for sale and ceased depreciation on the building at that time. In addition, we recorded an impairment charge of $4.6 million to write the assets down to their estimated fair value, based on a market valuation, less cost to sell. We expect to complete the sale of the land and building within the next fiscal year.

During the second quarter of fiscal year 2004, we completed the sale of land in Fremont, California. The net proceeds from the sale were $12.1 million. We had intended to construct corporate headquarters facilities on the land and subsequently decided not to build these facilities. Initially, we leased the land from a syndicate of financial institutions pursuant to an original lease agreement and an amended lease agreement. We purchased the land on October 22, 2001 for $41.1 million, and paid the syndicate of financial institutions approximately $2.9 million for engineering costs incurred in preparation for making leasehold improvements to the land. Based upon market data at June 30, 2001 and our non-cancelable commitment to purchase the land, we estimated that the then market value of the land had been impaired and as such recorded a $15.0 million write-down to its estimated market value during the quarter ended June 30, 2001. We entered into a purchase agreement in September 2002 to sell the land for $19.0 million, net of selling expenses. This transaction did not close. As a result, an additional $7.1 million write-down was recorded in the second quarter in fiscal year 2003. In the quarter ended June 30, 2003, we recorded a $6.9 million write-down based on our latest estimate of market value as supported by the pending sale agreement at the time.

During the third quarter of fiscal year 2003, we completed an annual goodwill impairment test. As a result of the test, we determined that an impairment charge of $8.4 million was required because the forecasted undiscounted cash flows were less than the book values of certain businesses. The charges were measured on the basis of comparing estimated fair values with corresponding book values related to the goodwill and intangible assets recorded in connection with our May 2002 acquisition of substantially all the assets of domainLogix Corporation, or DLC.

9. Income Taxes:

The provision for (benefit from) income taxes is based upon income (loss) before income taxes, minority interest and discontinued operations as follows (in thousands):

	Fiscal Year Ended March 31,		
	2005	2004	2003
Domestic	$(24,803)	$(73,828)	$(57,557)
Foreign	6,446	(20,129)	(4,544)
	$(18,357)	$(93,957)	$(62,101)

The provision for (benefit from) income taxes consisted of (in thousands):

	Fiscal Year Ended March 31,		
	2005	2004	2003
Current:			
Federal	$ (334)	$ —	$ —
State	—	31	80
Foreign	15,388	2,272	2,394
Total Current	15,054	2,303	2,474
Deferred:			
Federal	—	—	51,557
State	—	—	6,378
Foreign	(16,970)	(8,453)	(3,074)
Total Deferred	(16,970)	(8,453)	54,861
Total provision for (benefit from) income taxes	$ (1,916)	$(6,150)	$57,335

The provision for (benefit from) income taxes is reconciled with the Federal statutory rate as follows:

	Fiscal Year Ended March 31,		
	2005	2004	2003
Benefit at federal statutory rate	(35.0)%	(35.0)%	(35.0)%
State taxes, net of Federal benefit	(3.5)%	(5.5)%	(5.0)%
Foreign income and withholding taxes in excess of statutory rate	(20.9)%	0.9%	1.1%
In-process research and development	0.0%	0.0%	3.9%
Non-deductible expenses and other	(1.4)%	(0.8)%	0.8%
Change in valuation allowance	50.4%	33.9%	126.5%
Effective income tax rate	(10.4)%	(6.5)%	92.3%

The components of the net deferred tax assets and liabilities are as follows (in thousands):

	March 31,	
	2005	2004
Net operating loss and credit carryforwards	$ 106,020	$ 97,740
Reserves and accruals	18,611	19,050
Foreign deferred tax assets	22,349	9,035
Depreciation and Amortization	344	(626)
Capitalized R&D	3,506	4,217
Gross deferred tax assets	150,830	129,416
Valuation allowance	(128,481)	(126,848)
Net deferred tax assets	$ 22,349	$ 2,568
Deferred tax liabilities:		
Intangible assets	$ (12,748)	$ (20,704)

Foreign deferred tax assets result primarily from accruals and reserves related to our Japanese operations, including ASI.

At March 31, 2005, we had federal and state net operating losses of $265.6 million and $60.8 million, respectively. The federal net operating losses expire at various dates beginning 2012 through March 2025. The state net operating losses expire at various dates beginning 2006 through 2015. Approximately $15.0 million of net operating losses relates to stock options which when realized will be credited to equity.

At March 31, 2005, we had federal and state research and development tax credits of $5.1 million and $4.7 million, respectively. The federal research and development tax credits will begin to expire in 2022, while the state research and development tax credits may be carried forward indefinitely.

Utilization of the net operating losses and credit carryovers may be subject to a substantial annual limitation due to the ownership change limitation provided be the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss and credit carryforwards before utilization.

Based on the available objective evidence, we cannot conclude that it is more likely than not that the U.S. deferred tax assets, including the net operating losses, will be realizable. Accordingly, we have provided a full valuation allowance against the U.S. deferred tax assets at March 31, 2005. As a result of recent and forecast profitability at our Japanese subsidiary, we believe that we will be able to realize the benefit of the foreign deferred tax assets, and therefore in the fourth quarter of fiscal year 2005, we reversed $6.5 million of valuation allowance, resulting in a credit to goodwill and intangible assets of $3.7 million, relating to pre-acquisition net operating losses and an income tax benefit of $2.8 million. We believe that we will be able to realize the benefit of the foreign deferred tax assets, and therefore have eliminated the valuation allowance associated with these assets.

Undistributed earnings of our foreign subsidiaries are indefinitely reinvested in foreign operations. No provision has been made for taxes that might be payable upon remittance of such earnings, nor is it practicable to determine the amount of this liability.

10. Sale of Wafer and Reticle Carrier Product Line:

In fiscal year 2003, we sold our wafer and reticle carrier, or WRC, product line to Entegris for net proceeds of $34.2 million. As a result of this transaction, we recorded a gain on sale of $28.4 million. The wafer and reticle carrier product line contributed revenues of $31.1 million in fiscal year 2003.

11. Discontinued Operations:

There were no discontinued operations in fiscal years 2005 and 2004. In fiscal year 2003, our Board of Directors approved a plan to discontinue operations of our AMP and SemiFab subsidiaries. Accordingly, these businesses were classified as held for sale and accounted for as discontinued operations and, therefore, the results of operations and cash flows have been reclassified from our results of continuing operations to discontinued operations for all periods presented. We based our decision on an evaluation of, and decision to focus on our core business, concluding AMP and SemiFab were not critical to our long-term strategy. We completed the sale of each business at the end of fiscal year 2003. Proceeds from sale of AMP and SemiFab were $0.5 million in cash and $0.4 million in secured notes. The net loss on sale of AMP and SemiFab was approximately $6.0 million.

Summarized selected financial information for the discontinued operations is as follows (in thousands):

	Fiscal Year Ended March 31, 2003
Net sales	$ 12,227
Loss before income taxes	(21,096)
Income tax benefit	—
Net loss	$(21,096)

The loss before income taxes in fiscal year 2003 includes a charge of approximately $1.6 million related to settlement of a contingent purchase adjustment with the former shareholders of SemiFab. The contingency was settled by the issuance of 249,880 shares of our common stock in the fourth quarter of fiscal year 2003.

12. Debt:

We had $20.6 million and $18.2 million of short-term debt issued by banks in Japan at March 31, 2005 and 2004, respectively. Approximately $7.6 million and $13.4 million of the debt at March 31, 2005 and 2004, respectively, was owed by our Japanese subsidiary, AJI, and was guaranteed by the Company in the United States. The remaining portion, $13.0 million and $4.8 million at March 31, 2005 and 2004, respectively, was owed by ASI. As of March 31, 2005 and 2004, the interest rate ranged from 1.4 percent to 2.4 percent and 1.4 percent to 3.0 percent, respectively. Substantially all of the debt is guaranteed by Asyst in the United States.

Long-term debt and capital leases consisted of the following (in thousands):

	Fiscal Year Ended March 31,	
	2005	2004
Convertible subordinated notes	$86,250	$86,250
Secured straight bonds	4,397	7,110
Capital leases	860	489
Total long-term debt	91,507	93,849
Less: Current portion of long-term debt and capital leases	(2,757)	(2,775)
Long-term debt and capital leases of current portion	$88,750	$91,074

At March 31, 2005, maturities of all long-term debt and capital leases are as follows (in thousands):

Fiscal Year Ending March 31,	
2006	$ 2,757
2007	1,818
2008	630
2009	86,302
	$91,507

Convertible Subordinated Notes

On July 3, 2001, we completed the sale of $86.3 million of $5^{3}/_{4}$ percent convertible subordinated notes that resulted in aggregate proceeds of $82.9 million to us, net of issuance costs. The notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of our common stock at a conversion price of $15.18 per share, which is equal to a conversion rate of 65.8718 shares per $1,000 principal amount of notes. The notes mature on July 3, 2008, pay interest on January 3 and July 3 of each year and are redeemable at par and at our option after July 3, 2004. Debt issuance costs of $2.9 million, net of amortization are included in other assets. Issuance costs are being amortized over 84 months and are being charged to other income (expense). Debt amortization costs totaled $0.5 million during each of the years ended March 31, 2005, 2004 and 2003, respectively.

Secured Straight Bonds

We had $4.4 million and $7.1 million of secured straight bonds from a bank in Japan outstanding at March 31, 2005 and 2004, respectively. The bonds bore interest at rates ranging from 1.4 percent to 2.4 percent and 1.4 percent to 3.0 percent, respectively, as of March 31, 2005 and 2004, respectively, and mature in fiscal year 2008. Certain of our assets in Japan have been pledged as security for short-term debt and secured straight bonds.

Line of Credit

At March 31, 2005, we had available to us a $25.0 million two-year revolving line of credit with a commercial bank, as amended during the first quarter of fiscal year 2005. The amended line of credit requires compliance with certain financial covenants, including a quarterly net income/loss target, calculated on an after-tax basis (excluding depreciation, amortization and other non-cash items), and a requirement that we maintain a balance of cash and cash equivalent in the United States during the term of the line of credit of at least $35.0 million, at least $5.0 million of which must be held with the bank. In addition, the amendment extended the line of credit through May 15, 2006, changed and expanded the base of assets under which we qualify for borrowing under the line of credit and reduced certain fees and interest charges applicable to borrowing under the line of credit. The specific amount of borrowing available under the line of credit at any time, however, may change based on the amount of current receivables we have outstanding, in addition to the cash balance held at the bank. The line of credit was fully paid down during the fiscal year ended March 31, 2004. As of March 31, 2005, there was no amount outstanding under the line of credit, and we were in compliance with the financial covenants (see Note 19).

At March 31, 2005, ASI had three revolving lines of credit with Japanese banks. These lines allow aggregate borrowing of up to 7.0 billion Japanese Yen, or approximately $65.1 million at the exchange rate as of March 31, 2005. As of March 31, 2005 and 2004, respectively, ASI had outstanding borrowings of 1.4 billion Japanese Yen and 0.5 billion Japanese Yen, or approximately $13.0 million and $4.8 million, respectively, at the exchange rate as of March 31, 2005 and 2004, respectively, that is recorded in short-term debt.

ASI's lines of credit carry original terms of six months to one year, at variable interest rates based on the Tokyo Interbank Offered Rate, or TIBOR, which was 0.06 percent at March 31, 2005, plus margins of 1.00 to 1.25 percent. Under terms of these lines of credit, ASI generally is required to maintain compliance with certain financial covenants, including requirements to report an annual net profit on a statutory basis and to maintain at least 80.0 percent of the equity reported as of its prior fiscal year-end. ASI was in compliance with these covenants at March 31, 2005. None of these lines of credit require collateral and none of these lines of credits require guarantees from us or our other subsidiaries in the event of default by ASI. In June 2005, we amended two of these lines of credit representing 4.0 billion Yen, or approximately $37.2 million, of borrowing capacity to extend the expiry dates to June 30, 2006, at which time all amounts outstanding under these lines of credit will be due and payable, unless the lines of credit are extended. A third line of credit representing 3.0 billion Yen, or approximately $27.9 million, of borrowing capacity is due to expire in November 2005, at which time any amounts outstanding will be due and payable, unless the line of credit is extended.

Our Japanese subsidiary, AJI, maintains revolving lines of credit with five Japanese banks. The lines of credit carry annual interest rates of 1.4 to 2.4 percent and substantially all of these lines of credit are guaranteed by us in the United States. As of March 31, 2005 and 2004, respectively, AJI had outstanding borrowings of 0.8 billion Japanese Yen and 1.4 billion Japanese Yen, or approximately $7.6 million and $13.4 million, at exchange rates as of March 31, 2005 and 2004, respectively, that are recorded as short-term debt.

13. Common Stock:

As of March 31, 2005, the following shares of our common stock were available for issuance:

Employee Stock Option Plans	1,178,592
Employee Stock Purchase Plan	354,500
	1,533,092

Sale of Equity Securities

No equity securities were sold during fiscal year 2005, other than through exercise of stock options or through the Employee Stock Purchase Plan. In November 2003, we sold 6,900,000 shares of our common stock, including exercise of the underwriters' over-allotment option, at an offering price to the public of $15.17 per share. We received total proceeds of $98.9 million, net of the related issuance fees and costs of $5.7 million.

Stock Option Plans

We have six stock option plans; the 1986 Employee Stock Option Plan (the "1986" Plan), the 1993 Employee Stock Option Plan (the "93 Plan"), the 1993 Non-Employee Directors' Stock Plan, the 2001 Non-Officer Equity Plan ("the 2001 Plan"), the 2003 Equity Incentive Plan (the "2003" Plan) and the SemiFab Inc. 1993 Flexible Stock Incentive Plan (" the SemiFab Plan"). Under all of our stock option plans, options are granted for ten year periods and become exercisable ratably over a vesting period of four years or as determined by the Board of Directors.

The 1986 Plan was terminated in 1994, and there are no further stock options available for issuance.

The 1993 Plan was terminated in 2003, and there are no further stock options available for issuance.

The 1993 Non-Employee Directors' Stock Plan was terminated in 1999, and there are no further stock options available for issuance.

Under the 2001 Plan, adopted in January 2001, there were 2,100,000 shares of common stock which were reserved for issuance. The 2001 Plan provides for the grant of only non-qualified stock options to employees (other than officers or directors) and consultants (not including directors). Under the 2001 Plan, options may be granted at prices not less than the fair market value of our common stock at grant date.

Under the amended 2003 Plan, adopted in September 2004, 1,900,000 shares of common stock are reserved for issuance. The 2003 Plan provides for the grant of non-qualified stock options, incentive stock options and restricted stocks to employees. Under the 2003 Plan, options may be granted at prices not less than the fair market value of our common stock at grant date.

The SemiFab Plan arose from the acquisition of SemiFab in February 2001. The plan was terminated upon the sale of SemiFab in fiscal year 2003. There are no further stock options available for issuance.

ASYST TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Total stock-based compensation expenses recorded during fiscal years 2005, 2004 and 2003 consisted of the following (in thousands):

	Fiscal Year Ended March 31, 2005	2004	2003
Cost of sales	$ 102	$ 33	$ 51
Research and development	144	490	700
Selling, general and administrative	1,375	2,123	1,834
Total	$1,621	$2,646	$2,585

During the fourth quarter of fiscal year 2005, management approved accelerating the vesting of certain outstanding "out-of-the-money", unvested stock options granted to employees under the All Employee Award program. The decision to accelerate vesting of these options was made primarily to avoid recognizing the related compensation cost in future financial statements upon the effectiveness of SFAS No. 123(R). In addition, because these options have exercise prices in excess of market values and are not fully achieving their original objectives of incentive compensation and employee retention, the acceleration may have a positive effect on employee morale and retention. As these options were accelerated to vest in fiscal year 2005, additional compensation cost of $1.8 million, which represented the unamortized cost of accelerated unvested options, was included when calculating the pro forma net loss for disclosure under SFAS No. 123 and SFAS No. 148 for fiscal year 2005 in Note 4.

Activity in our stock option plans is summarized as follows:

	Fiscal Year Ended March 31, 2005		2004		2003	
	Shares	Price	Shares	Price	Shares	Price
Options outstanding, beginning of year	8,211,505	$11.05	9,210,061	$12.20	9,971,917	$12.76
Granted	1,703,058	7.15	3,014,508	6.67	2,144,023	10.62
Exercised	(460,706)	5.64	(1,695,160)	6.75	(525,269)	7.92
Cancelled	(2,626,604)	12.19	(2,317,904)	12.80	(2,380,610)	14.00
Options outstanding, end of year	6,827,253	$10.00	8,211,505	$11.05	9,210,061	$12.20
Exercisable, end of year	4,680,206	$11.39	4,417,856	$12.40	5,276,209	$11.59

In addition, 27,286 shares and 886 shares of restricted stock and restricted stock units were issued during fiscal years ended March 31, 2005 and 2004, respectively, with a weighted average grant-date fair value of $10.09 and $8.07 per share, respectively. No restricted stock or restricted stock units were issued during fiscal year ended March 31, 2003.

The following table summarizes our outstanding and exercisable stock options as of March 31, 2005:

	Options Outstanding			Exercisable Options	
Actual Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.00 - $ 4.57	1,084,545	6.73	$ 3.85	499,481	$ 3.60
4.63 - 5.05	1,254,930	7.54	4.98	591,351	4.95
5.09 - 9.81	1,452,958	6.98	7.91	997,218	8.26
9.93 - 12.93	1,335,962	6.96	11.77	1,146,051	11.80
13.06 - 19.06	1,347,795	6.43	16.30	1,101,042	16.50
19.25 - 51.38	351,063	5.18	24.77	345,063	24.86
$ 0.00 - $51.38	6,827,253	6.99	$10.00	4,680,206	$11.39

The weighted-average grant date fair value of options during fiscal years 2005, 2004 and 2003 was $5.09, $4.37 and $10.25, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in fiscal years 2005, 2004 and 2003:

	Fiscal Year Ended March 31,		
	2005	2004	2003
Risk-free interest rate	3.35%	3.00%	2.62%
Expected term of option (in years)	4.63	4.65	4.30
Expected volatility	91%	81%	107%
Expected dividend yield	—	—	—

Employee Stock Purchase Plan

Under the 1993 Employee Stock Purchase Plan (the "Plan"), as amended, 2,450,000 shares of common stock are reserved for issuance to eligible employees. The Plan permits employees to purchase common stock through payroll deductions, which may not exceed 10.0 percent of an employee's compensation, at a price not less than 85.0 percent of the market value of the stock on specified dates. During fiscal years ended March 31, 2005, 2004 and 2003, 261,399, 163,671 and 242,686 shares, respectively, were issued under the plan. As of March 31, 2005, 2,095,500 shares had been purchased by employees under the Plan.

The weighted-average fair value of stock purchases during fiscal years ended March 31, 2005, 2004 and 2003 was $2.41, $7.69 and $8.40, respectively. The fair value of each stock purchase is calculated on the date of purchase using the Black-Scholes model with the following weighted average assumptions used:

	Fiscal Year Ended March 31,		
	2005	2004	2003
Risk-free interest rate	2.67%	1.15%	1.83%
Expected life (in years)	0.50	0.50	0.50
Expected volatility	73%	81%	107%
Expected dividend yield	—	—	—

14. Employee Benefit Plans:

Defined Benefit Pension Plans

Our joint venture, ASI, provides a defined benefit pension plan for its employees. The joint venture deposits funds for this plan with insurance companies, third-party trustees, or into government-managed accounts, and/or accrues for the unfunded portion of the obligation, in each case consistent with the requirements of Japanese law. The plan is managed jointly and its assets are commingled with those of the retired employees of Shinko Electric, Co., Ltd. the minority shareholder of ASI.

The changes in the benefit obligations and plan assets for the plan described above were as follows (in thousands):

	March 31, 2005	March 31, 2004
Change in projected benefit obligation:		
Beginning projected benefit obligation	$ 18,703	$ 16,526
Acquisitions/Employee Transfers	132	—
Service cost	738	688
Interest cost	364	352
Actuarial loss	1,268	334
Currency exchange rate changes	(280)	2,014
Benefits paid to plan participants	(2,083)	(1,211)
Ending projected benefit obligation	$ 18,842	$ 18,703
Change in Plan Assets:		
Beginning fair value of plan assets	$ 6,153	$ 4,071
Actual return on plan assets	154	61
Employer contributions	2,515	2,275
Currency exchange rate changes	(93)	543
Benefits paid to participants	(1,429)	(797)
Ending fair value of plan assets	$ 7,300	$ 6,153
Funded Status:		
Ending funded status	$(11,542)	$(12,550)
Unrecognized net actuarial loss	1,912	774
Net amount recognized	$ (9,630)	$(11,776)
Amounts Recognized in the Balance Sheet:		
Accrued pension benefit liability	$ (9,630)	$(11,776)

Plan asset allocations were as follows:

	March 31, 2005	March 31, 2004
Allocation of Plan Assets:		
Japanese equity securities	37.0%	38.0%
Japanese debt securities	27.0%	27.0%
Non-Japanese equity securities	21.0%	19.0%
Non-Japanese debt securities	9.0%	10.0%
Others	6.0%	6.0%
Total	100.0%	100.0%

The range of target allocation percentages for each major category of plan assets as of March 31, 2005 was as follows:

Target Allocation of Plan Assets:	
Japanese equity securities	30% to 40%
Japanese debt securities	20% to 30%
Non-Japanese equity securities	20% to 30%
Non-Japanese debt securities	10% to 20%
Others	0% to 10%
Total	100%

Economic assumptions used to determine the costs and benefit obligations for the pension plan were as follows:

	March 31, 2005	March 31, 2004
Discount rate	2.00%	2.00%
Expected return on plan assets	3.50%	3.50%
Rate of compensation increase	2.50%	2.50%

Asset return assumptions are required by generally accepted accounting principles and are derived, following actuarial and statistical methodologies, from the analysis of long-term historical data relevant to Japan where the plan is in effect, and the investment applicable to the plan. Plans are subject to regulation under local law which may directly or indirectly affect the types of investment that the plan may hold.

The net periodic pension cost for the plan included the following components (in thousands):

	Fiscal Year Ended March 31, 2005	2004	2003
Company service cost	$ 738	$ 688	$308
Interest cost	364	352	154
Expected return on plan assets	(246)	(243)	(57)
Net periodic pension cost	$ 856	$ 797	$405

Future expected benefit payments over the next ten fiscal years are as follows (in thousands):

2006	$ 885
2007	1,860
2008	1,719
2009	2,788
2010	2,924
2011 through 2015	5,806
Total	$15,982

The net pension cost for the fiscal year ending March 31, 2006 is expected to be approximately $0.9 million. Cash funding for benefits to be paid for fiscal year 2006 is expected to be approximately $0.3 million. The long-term portion of the benefit liability is included in other long-term liabilities, while the current portion is included in accrued and other liabilities.

At March 31, 2005, the plan's accumulated benefit obligation of $15.6 million and the plan's projected benefit obligation of $18.8 million exceed the plan assets of $7.3 million.

Our majority-owned Japanese subsidiary, AJI, has an unfunded defined benefit pension plan for its employees. At March 31, 2005, the projected benefit obligation and accrued benefit liability were $1.0 million and $0.8 million, respectively. The net periodic pension cost for the fiscal year ended March 31, 2005 was $0.3 million.

Employee Savings and Retirement Plan

We maintain a 401(k) retirement savings plan for our full-time employees. Participants in the 401(k) plan may contribute up to 20.0 percent of their annual salary, limited by the maximum dollar amount allowed by the Internal Revenue Code. Employer matching contributions were approximately $0.5 million during fiscal year ended March 31, 2005. No employer matching contributions were made in fiscal years ended March 31, 2004 and 2003.

15. Reportable Segments:

We have two reportable segments: Fab Automation and AMHS. Fab Automation products include interface products, substrate-handling robotics, wafer and reticle carriers, auto-ID systems, sorters and connectivity software. AMHS products include automated transport and loading systems for semiconductor fabs and flat panel display manufacturers.

We evaluate performance and allocate resources based on revenues and operating income (loss). Income (loss) from operations for each segment includes selling, general and administrative expenses directly attributable to the segment. Amortization of acquired intangible assets, including impairment of these assets and of goodwill, and acquisition-related and restructuring charges are excluded from the segments' income (loss) from operations. Our non-allocable overhead costs, which include corporate general and administrative expenses, are allocated between the segments based upon segment revenues.

Segment information is summarized as follows (in thousands):

	Fiscal Year Ended March 31,		
	2005	2004	2003
Fab Automation Products:			
Net sales	$232,391	$133,132	$213,097
Loss from operations	$(18,472)	$(68,077)	$(66,879)
AMHS:			
Net sales	$380,596	$168,510	$ 46,398
Income (loss) from operations	$ 844	$(19,245)	$(16,724)
Total:			
Net sales	$612,987	$301,642	$259,495
Loss from operations	$(17,628)	$(87,322)	$(83,603)

Total loss from operations is equal to consolidated loss from operations for the periods presented. We do not allocate other income (expense), net to individual segments.

Net sales by geography, based on the location of the customers, were as follows (in thousands):

	Fiscal Year Ended March 31,		
	2005	2004	2003
United States	$112,923	$ 63,863	$ 90,579
Japan	146,752	83,778	47,950
Taiwan	230,334	46,211	46,909
Korea	30,240	45,785	—
Other Asia/Pacific	70,879	41,381	51,109
Europe	21,859	20,624	22,948
Total	$612,987	$301,642	$259,495

Total property and equipment, net and other assets, excluding deferred tax assets were as follows (in thousands):

	March 31,	
	2005	2004
United States	$ 6,243	$ 9,681
Japan	11,915	15,935
Other	324	569
Total	$18,482	$26,185

16. Commitments and Contingencies:

Lease Commitments

We lease various facilities under non-cancelable capital and operating leases. At March 31, 2005, the future minimum commitments under these leases are as follows (in thousands):

Fiscal Year Ending March 31,	Capital Lease	Operating Lease	Sublease Income
2006	$ 294	$5,653	$(523)
2007	264	1,980	(43)
2008	178	1,574	—
2009	161	10	—
Total	$ 897	$9,217	$(566)
Less: interest	(37)		
Present value of minimum lease payments	860		
Less: current portion of capital leases	(287)		
Capital leases, net of current portion	$ 573		

Rent expense under our operating leases was approximately $5.8 million, $5.0 million and $5.5 million for the years ended March 31, 2005, 2004 and 2003, respectively.

Purchase Commitments

At March 31, 2005, total non-cancelable purchase orders or contracts for the purchase of raw materials and other goods and services was $4.0 million.

Legal Commitments

On October 28, 1996, we filed suit in the United States District Court for the Northern District of California against Empak, Inc., Emtrak, Inc., Jenoptik AG, and Jenoptik Infab, Inc., alleging, among other things, that certain products of these defendants infringe our United States Patents Nos. 5,097,421 ("the '421 patent") and 4,974,166 ("the '166 patent"). Defendants filed answers and counterclaims asserting various defenses, and the issues subsequently were narrowed by the parties' respective dismissals of various claims, and the dismissal of defendant Empak pursuant to a settlement agreement. The remaining patent infringement claims against the remaining parties proceeded to summary judgment, which was entered against us on June 8, 1999. We thereafter took an appeal to the United States Court of Appeals for the Federal Circuit. On October 10, 2001, the Federal Circuit issued a written opinion, Asyst Technologies, Inc. v. Empak, 268 F.3d 1365 (Fed. Cir. 2001), reversing in part and affirming in part the decision of the trial court to narrow the factual basis for a potential finding of infringement, and remanding the matter to the trial court for further proceedings. The case was subsequently narrowed to the '421 patent, and we sought monetary damages for defendants' infringement, equitable relief, and an award of attorneys' fees. On October 9, 2003, the court: (i) granted defendants' motion for summary judgment to the effect that the defendants had not infringed our patent claims at issue and (ii) directed that judgment be entered for defendants. We thereafter took a second appeal to the United States Court of Appeals for the Federal Circuit. On March 22, 2005, the Federal Circuit issued a second written opinion, Asyst Technologies, Inc. v. Empak, 402 F.3d 1188 (Fed. Cir. 2005), reversing in part and affirming in part the decision of the trial court to narrow the factual basis for a potential finding of infringement, and remanding the matter to the trial court for further proceedings. We intend to continue to prosecute the matter before the trial court, seeking monetary damages for defendants' infringement, equitable relief, and an award of attorneys' fees.

From time to time, we are also involved in other legal actions arising in the ordinary course of business. We have incurred certain costs while defending these matters, which are expensed as incurred. There can be no assurance third party assertions will be resolved without costly litigation, in a manner that is not adverse to our financial position, results of operations or cash flows or without requiring royalty payments in the future which may adversely impact gross margins. Litigation is inherently unpredictable, and we cannot predict the outcome of the legal proceedings described above with any certainty. Because of uncertainties related to both the amount and range of losses in the event of an unfavorable outcome in the lawsuits listed above or in certain other pending proceedings for which loss estimates have not been recorded, we are unable to make a reasonable estimate of the losses that could result from these matters. As a result, no losses have been accrued for the legal proceedings described above in our financial statements as of March 31, 2005.

Indemnifications

We, as permitted under California law and in accordance with our Bylaws, indemnify our officers, directors and members of our senior management for certain events or occurrences, subject to certain limits, while they were serving at its request in such capacity. The maximum amount of potential future indemnification is unlimited; however, we have a Director and Officer Insurance Policy that enables us to recover a portion of any future amounts paid. As a result of the insurance policy coverage, we believe the fair value of these indemnification agreements is minimal.

Our sales agreements indemnify our customers for any expenses or liability resulting from claimed infringements of patents, trademarks or copyrights of third parties. The terms of these indemnification agreements are generally perpetual any time after execution of the agreement. The maximum amount of potential future indemnification is unlimited. However, to date, we have not paid any claims or been required to defend any lawsuits with respect to any claim.

17. Net Income (Loss) Per Share:

The following table summarizes securities outstanding which were not included in the calculation of diluted net loss per share as to do so would be anti-dilutive (in thousands):

	March 31,		
	2005	2004	2003
Restricted stock	99	59	53
Restricted stock units	37	—	—
Stock options	6,827	8,212	9,210
Convertible notes	5,682	5,682	5,682
Total	12,645	13,953	14,945

18. Related Party Transactions:

At March 31, 2005, we did not hold any outstanding loans due to us from current employees. At March 31, 2004, we held notes from two then current non-officer employees totaling $0.4 million, which were repaid during fiscal year 2005. At March 31, 2003, we held notes from two former employees and two then current employees totaling $0.7 million.

Our majority-owned subsidiary, ASI, has certain transactions with its minority shareholder, Shinko. Our majority-owned subsidiary, AJI, has certain transactions with MECS Korea, in which AJI is a minority

- unexpected changes in regulatory requirements, tariffs and other trade barriers;
- failure to enter into relationships with local resellers, system integrators or other third party vendors, or to introduce localized products;
- difficulties in staffing and managing foreign operations;
- longer accounts receivable payment cycles; and
- differing laws affecting the enforceability of intellectual property rights and product liability.

If any of these risks materializes, revenue derived from customers outside the United States could decrease, and our business, financial condition and results of operations could materially suffer.

We may be unable to identify or complete suitable acquisitions, and any acquisitions we do complete may create business difficulties or dilute our shareholders.

As part of our business strategy, we may pursue strategic acquisitions. We may be unable to identify suitable acquisition candidates. We cannot assure you that we will be able to make acquisitions on commercially acceptable terms or at all. If we acquire a business, technology or product, we may have difficulty integrating that business, technology or product with our existing operations or our software. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and adversely affect our operating results. In addition, the key personnel of an acquired entity may decide not to work for us. We may also incorrectly judge the value or worth of an acquired business, technology or product. Furthermore, we may incur significant debt or be required to issue equity securities to pay for future acquisitions or investments. The issuance of equity securities may be dilutive to our shareholders.

If our effective tax rate increases, our business and financial results would be adversely impacted.

We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, the tax rate in Ireland on trading income, which is 12.5% with effect from January 1, 2003, is significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. If our operations no longer qualify for these lower tax rates or if the tax laws were rescinded or changed, our effective tax rate would increase and our business, financial condition and results of operations could be materially adversely affected. In addition, if Japanese, U.S., U.K., German, Australian or other tax authorities were to challenge successfully the manner in which we recognize profits or, more generally, the jurisdiction in which our income is subject to taxation, our effective tax rate could increase and our cash flow and results of operations could be materially adversely affected. If our revenues fail to grow we will become increasingly dependent on favorable tax rates to maintain our earnings.

Our U.S. holders of our ordinary shares or ADSs could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to the holders of our ordinary shares or ADSs. U.S. persons should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares or ADSs.

The rights of shareholders in Irish corporations may be more limited than the rights of shareholders in U.S. corporations.

The rights of holders of our ordinary shares and, therefore, some of the rights of the holders of our ADSs are governed by Irish law and the laws of the European Union. As a result, the rights of our shareholders differ from, and may be more limited than, the rights of shareholders in typical

U.S. corporations. In particular, Irish law significantly limits the circumstances under which shareholders of Irish corporations may bring derivative actions.

We have a limited ability to protect our intellectual property rights, and others could obtain and use our technology without our authorization.

We regard certain of our technologies as proprietary, and we rely primarily on a combination of patent, copyright, trademark and trade secret laws, employee and third-party non-disclosure agreements, and technical measures to establish and protect our proprietary rights. The laws of various countries in which our products may be licensed may not protect our proprietary rights to the same extent as the laws of the United States and Ireland. While we generally enter into confidentiality agreements and limit access to, and distribution of, our proprietary information, it is possible for a third party to copy or otherwise obtain and use our technology without authorization. Third parties may reproduce our software products without our consent. In addition, it is possible that our means of protecting our proprietary rights will not be adequate. Any unauthorized reproduction of our software or inadequate protection of our proprietary rights could have a material adverse effect on our business, financial condition or results of operations.

If we do not have the right to use third-party technology, we may have to stop selling and shipping products and incur significant development or license expenses.

We use and incorporate third-party technology in our products. If we do not have adequate rights to use this technology or our rights terminate, we could be required to:

- stop using the third-party technology;
- stop selling and shipping our products in which the third-party technology is used; or
- incur significant expenses to identify and obtain replacement technology or develop similar technology or to obtain a new license to the third-party technology.

We may not be able to develop technology or identify other technology with functionality similar to this third-party technology. In addition, we may not be able to obtain a license to this third-party technology on acceptable terms or at all, and we may be liable for damages in the event of any unauthorized use. If any of these events occur, our business, financial condition and results of operations could be materially adversely affected.

We may be exposed to significant liability if we infringe upon the intellectual property or proprietary rights of others.

Third parties have notified us, and others may notify us, from time to time, that they believe we are infringing certain of their patents and other intellectual property rights. The cost of responding to any such assertion may be material, whether or not the assertion is valid. In the event that any such assertion is resolved adversely to us, we could be required to:

- discontinue the use of certain processes;
- cease the use and sale of infringing products and services;
- expend significant resources to develop non-infringing technology;
- obtain licenses to competing technology; or
- indemnify customers under certain clauses relating to intellectual property rights in our licenses.

We may be unable to obtain licenses on acceptable terms or at all. We may become a party to litigation, and the court may assess damages. If we fail to obtain licenses, if adverse or protracted litigation arises out of any such assertion or damages are assessed, our business, financial condition or results of operations could be materially adversely affected.

Changes in the accounting treatment of stock options could adversely affect our results of operations.

In December 2004, and as amended in April 2005, the Financial Accounting Standards Board issued SFAS No. 123R, *Share-Based Payment* to require companies to expense employee stock options for financial reporting purposes, effective for fiscal years beginning after June 15, 2005. Such stock option expensing will require us to value our employee stock option grants pursuant to an option valuation formula and amortize that value against our earnings over the vesting period in effect for those options. We currently account for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* and have adopted the disclosure-only alternative of SFAS No. 123, *Accounting for Stock-Based Compensation.* When we are required to expense employee stock options in the future, this change in accounting treatment could materially and adversely affect our reported results of operations as the stock-based compensation expense would be charged directly against our reported earnings. For pro forma disclosure illustrating the effect such a change on our recent results of operations, see Note 1 of the Consolidated Financial Statements.

Legislative actions, higher insurance costs and potential new accounting pronouncements may affect our future financial position and results of operations.

To comply with the Sarbanes-Oxley Act of 2002, as well as recent changes to Nasdaq listing standards, we have been and will be required to hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which will cause our general and administrative costs to increase. Insurers may increase premiums as a result of high claims rates experienced by them over the past year, and so our premiums for our various insurance policies, including our directors' and officers' insurance policies, could be subject to increase. Proposed changes in the accounting rules, including legislative and other proposals to account for employee stock options as a compensation expense among others, could materially increase the expenses that we report under generally accepted accounting principles and adversely affect our operating results.

Item 4. Information on the Company

A. *History and Development of the Company*

About the Company

We are an Irish resident public limited company (company number 171387) and operate under Irish company law. We were incorporated in Ireland on March 19, 1991 under the legal and commercial name IONA Technologies Limited and re-registered under the legal and commercial name IONA Technologies PLC in February 1997. Our registered office and principal place of business is The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4, Ireland. Our telephone number at that location is +353 1 6372000.

The principal place of business in the United States of our wholly-owned subsidiary, IONA Technologies, Inc., is 200 West Street, Waltham, MA, 02451, USA.

Important Company Events and Company Takeovers

In 2001, we acquired Netfish Technologies, Inc. (Netfish). The total consideration consisted of 4,221,216 newly-issued ordinary shares, 815,102 ordinary shares issuable upon the exercise of replacement options and $30.9 million of closing costs incurred in connection with the merger. Of the newly-issued ordinary shares, 504,598 were held back by us as a source of indemnification payments that may become due to us. If we made no claims for indemnification, 75% of the 504,598 ordinary shares, or 378,448 shares, would have been distributed to the former holders of Netfish shares in May 2002 and 25% of the 504,598 ordinary shares, or 126,150 shares, would have been distributed in May 2003. In May 2002, we held back 142,045 ordinary shares to cover indemnification claims made by us. In May 2003, an additional 126,150 ordinary shares were held back to cover the indemnification claims that we previously made. If pending indemnification claims are resolved in a manner unfavorable to us, up to 268,195 ordinary shares held back by us could be distributed to the former holders of Netfish shares.

Certain Investments

During 2004, 2003 and 2002 we invested $1.1 million, $1.2 million and $5.2 million, respectively, for the purchase of property and equipment, for further investment in our management information systems and for capital expenditures.

During 2004, 2003 and 2002 we invested $0.2 million, $0.1 million and $0.2 million, respectively, in technology, which had reached technological feasibility. In addition, our research and development expenditures in 2004, 2003 and 2002 were approximately $17.2 million, $27.1 million and $38.3 million, respectively.

B. *Business Overview*

Overview

IONA is in the integration software business. We make software work together so our customers can make better decisions, run their businesses more efficiently and improve their business results. Our software products enable our customers to build, maintain and scale their disparate computing environments while preserving and extending existing information technology (IT) investments. We also offer professional services, including ongoing customer support and maintenance as well as high-level design consultation, education and product implementation.

IONA was founded in 1991 in Dublin, Ireland. We have a history of providing standards-based solutions to IT organizations with complex, heterogeneous computing environments and challenging integration problems. We have a proven record of technology leadership and continuous product improvement.

We generate revenue from product licenses as well as from professional services. Since our inception, we have licensed our products, directly and indirectly, to more than 4,500 enterprise or divisional customers worldwide. On December 31, 2004, we employed more than 340 people in 16 offices worldwide.

Industry Background

Large organizations have spent the last several decades investing in IT, seeking improved productivity and agility through business process automation. As they have invested in computing assets over time, few organizations have addressed how to make their various computing investments work well together or considered the architectural and technology choices that would make it easier to retire or replace assets. As a result, these organizations have a mix of applications and infrastructure technologies based on different programming languages, running on different operating systems on different hardware platforms and managed and mediated by various middleware technologies. Some of these systems are off-the-shelf applications acquired from commercial software vendors. Other systems are the product of in-house custom development. Many of the most critical systems remain in use long after their underlying technologies are succeeded by newer technologies.

For organizations with particularly large and complex IT environments, this mix of applications and technologies impedes innovation and competitive initiatives. For example, telecommunication providers retain existing customers and attract new customers largely on their abilities to respond efficiently to market changes, to innovate around product offers and product bundles, to empower customers with self-service opportunities, and to provide responsive and effective customer service. All of these initiatives are, at their core, driven by IT. If a telecommunications provider is unable to respond to its competitors' offerings because its own IT systems cannot be made to work together, the complexity and diversity of those IT systems is a liability.

Integration of IT systems persists as an issue of critical importance to large organizations. Since the early 1990s, IONA has built its integration products around two very significant open industry standards, initially CORBA and more recently Web services, and a unifying approach to designing and implementing large-scale systems referred to as service-oriented architecture, or SOA.

CORBA. CORBA promised to make applications interoperable by exposing them as platform neutral services with interfaces based on a consensual standard. CORBA proved to be very popular for building and integrating systems where high performance, high transaction volumes, and high scalability were required, and for organizations with a long-term strategy for computing asset reuse and ongoing interoperability. For example, many of the world's telephone network management systems are built on, and interoperate using, CORBA. A telephone call traverses numerous telephone network systems, interacting at extremely high speed with a number of billing applications, switches, and other systems, all integrated with CORBA.

Web services. A growing number of organizations are now evaluating Web services technologies for their suitability as an integration solution. Descended from the World Wide Web, the most successful experiment in interoperability, Web services emanate from a collection of industry standards that specify how computer systems, or parts of systems, can be represented as business services. These standards also describe how data and transactions can be exchanged between computer systems, and how services can be discovered and identified.

Web services hold the potential for giving computer systems ease of interaction by leveraging these worldwide standards for use in enterprise IT. As a result, large organizations, and integration solution vendors, are eager to exploit the potential of the Web services standards. Despite the relative immaturity of these standards, Web services allow applications to more easily interoperate and share data. Web services facilitate the implementation and management of dynamic business applications and systems in a less disruptive, less costly and faster manner than in existing integration solutions. Web services also allow organizations to broadly service-enable their IT assets in a systematic fashion.

Service-oriented Architecture. SOA describes a technology-independent approach to building applications that focuses particularly on system integration and reuse of existing business computing functionality. SOAs encourage application developers to take a business-focused approach to building systems which ensures that IT organizations and line-of-business organizations have a common frame of reference.

CORBA and Web services are naturally suited to SOAs. CORBA is the core technology supporting a number of very large SOA implementations. The architectural impact of Web services, coupled with their broad accessibility, makes Web services intriguing to organizations using SOAs. These organizations tend to be large and sophisticated and demand enterprise-wide integration solutions. For organizations focused on using SOAs, simple interoperability is not enough. Integration projects require additional, sophisticated security, availability, reliability and management capabilities, among others. CORBA and Web services standards address many of these advanced requirements.

IONA's Opportunity

Our opportunity is to provide standards-based solutions to organizations wanting to use Web services, CORBA and other technologies to solve enterprise integration problems or to develop and deliver SOAs.

We are a leader in Web services technology, with a history of delivering award-winning Web services-based integration products. We are also influential in the evolution of the Web services standards and how they relate to the delivery of enterprise integration capabilities. We also have a history of promoting SOAs. Our focus on SOAs is one of our core competencies. As more organizations deploy SOAs, we are well positioned to explain and deliver the benefits of an architectural approach to integration.

We have a history of promoting large-scale, standards-based integration solutions for our customers. Our standards-based solutions allow our customers across a wide variety of industries to develop and deploy integration projects involving hundreds of systems, and tens of thousands of users.

We have had an uncompromising commitment to industry standards since their inception. Our early support for CORBA was augmented by solutions built on later-evolving standards such as J2EE, XML and Web services. We are actively involved in industry organizations and standards-setting bodies, particularly the Object Management Group, World Wide Web Consortium, the Organization for the Advancement of Structured Information Standards (OASIS), the TeleManagement Forum, the Parlay Group and the Web Services Interoperability Organization. IONA is a member of the Executive Committee of the Java Community Process (JCP) Program 2.0, an open community-based process to further develop and revise Java technology specifications.

Our deep commitment to industry standards mitigates our customers' risk of being locked into a proprietary solution from a single vendor. Therefore, our standards-based solutions provide our customers a lower total cost of ownership of software, developer training, implementation services, and ongoing support.

Similarly, our demonstrated SOA expertise facilitates the connection of our customers' IT assets to a common backbone which empowers these organizations to leverage and reuse their existing assets. The best SOAs are based on standards, which insulate the customer's integration investments from future changes in technology, products, selling channels and business processes. As other integration vendors announce their product visions around Web services and SOAs, our solutions are already helping customers solve enterprise integration challenges with these technologies.

Strategy

Our objective is to be the leading provider of standards-based enterprise integration solutions. To achieve this objective, we intend to continue to pursue the following:

- *Maintain Technological Leadership.* We have a history of technological leadership and dedication to continuous product improvement. Our CORBA-based Orbix product family is the leading enterprise CORBA solution. Our Web services-based Artix product family continues the Orbix tradition by addressing the integration and mobile computing needs of large IT organizations through high performance, standards-based solutions. We will continue to invest heavily in research and development. By promoting and embracing existing and emerging industry standards, we intend to facilitate the broad acceptance of our products. We may acquire businesses, products or technologies that we believe will enhance and expand our current product offerings.

- *Expand Our Customer Base, While Retaining Our Existing Customers.* Many of our customers are large companies in a variety of industries that are deeply invested in both our products and our architectural approach to integration. The strategic importance of our products allows us, working with our partners, to develop strong relationships with our customers' key technology decision makers. In addition, our strategic selling approach facilitates broad adoption of our products throughout a customer's IT organization. All of these factors combine to represent an opportunity for us to continue to present new generations of technology solutions to our enterprise customers in the telecommunications, government and financial services industries. At the same time, the broader popularity of Web services gives us an opportunity to go outside of our traditional customer base to attract new customers with complex, costly and heterogeneous computing environments. We believe these new customers are interested in the reductions in IT cost and complexity that Web services and SOA can deliver. We also believe these new customers will find our traditional architectural approach, combined with our new generation of Web services integration solutions, compelling and competitive.
- *Leverage and Expand Strategic Alliances.* We understand that relationships with leading software and other technology vendors, as well as system integrators, create opportunities to gain customers in broader markets than those otherwise available to us. We are focused on leveraging our established relationships and forging new alliances to enhance our marketing, selling and implementation initiatives. We believe that many of these vendors and system integrators seek to partner with strong infrastructure technology providers that will enable them to more rapidly satisfy customer needs. We have existing relationships with leading software and technology vendors, such as Sun Microsystems, JBoss, Business Objects and Manugistics, and global system integrators, such as BearingPoint and Computer Sciences Corporation (CSC). We believe that these relationships better enable us to sell additional products to our existing customer base, acquire new customers and enhance our market presence.

Products

We offer two product families, Artix and Orbix. Both products address the enterprise integration needs of our customers using standards-based technology. Orbix is the more mature of the two product families and continues to support critical applications in the telecommunications, financial services and government vertical markets. Artix is an enterprise service bus (ESB) product that provides critical infrastructure for enterprise integration based on a SOA. Both product families allow our customers to reduce the cost and complexity of their enterprise IT environment and to extend the life and value of their IT investments.

Artix

Artix is our extensible enterprise service bus (ESB) product family. Artix is Web services-based integration software for enterprise IT organizations with multiple generations of business applications, technologies and architectures. Artix makes these IT assets work together, forming the basis for an agile SOA.

Artix is designed for organizations with complex and heterogeneous computing environments. These organizations use Artix to represent IT assets as Web services, making it easy to integrate these assets or to consolidate assets without disrupting operations.

Artix makes Web services immediately useful in an enterprise context. For example, Artix empowers organizations to incorporate the proven enterprise features of their existing computing environments to add security, reliability, availability and management features to Web services. Artix lets organizations reuse existing middleware and application functionality to create secure, manageable Web services integration projects.

Artix is available on a wide range of hardware and software platforms including many variants of Unix as well as Microsoft platforms. IONA also offers a mainframe-based version of Artix that gives organizations the ability to Web service enable IBM's Information Management Service, or IMS, and Customer Information Control System, or CICS, applications. IMS and CICS support large-scale, transaction-intensive mainframe applications. Organizations with large investments in CICS and IMS are committed to the ongoing use of their mainframes, and need a secure means of reusing and extending the life of those investments.

Orbix

Orbix is our original high performance infrastructure for mission-critical applications. Orbix is a comprehensive and proven platform for extending or integrating the most demanding component-based systems. Orbix encourages a services-oriented approach to component development and integration, with immediate benefits to productivity, efficiency and operational expense.

Orbix is engineered to support the integration of CORBA with other technologies, especially J2EE and Web services. Orbix has been used to encourage the reuse of legacy systems by replacing their proprietary application interfaces with standards-based interfaces; to build new, service-oriented systems in Java or C++; to extend the value of mainframe assets by exposing them as services; and to non-intrusively augment existing systems with new functionality. Our Orbix offering is augmented by a second similar CORBA solution, Orbacus, which is available in source code form for those customers preferring a source-available product.

Like Artix, Orbix meets the needs of enterprise IT organizations by providing a set of enterprise qualities of service for security, asynchronous messaging, management, transactions, load balancing, and fault tolerance.

Services

We provide a variety of support and consulting services to our customers. Our professional services personnel provide our customers, partners and internal field organizations with educational services, as well as product and architectural consulting services. These personnel are senior technologists, with substantial expertise in leading integration and development technologies, including CORBA, J2EE and XML. Our customer support personnel are dedicated to the ongoing support and maintenance of our products. In addition to telephone-based and on-site product support, we also provide customers with a self-help support option in the form of a comprehensive online database of technical information and advice.

Our customers are encouraged to purchase annualized customer support agreements. Most product support is provided through a combination of telephone and e-mail support from our Dublin, Ireland headquarters and our U.S. subsidiary's office in Waltham, Massachusetts. Our original equipment manufacturers, value-added resellers and independent software vendors depend on our customer service team to provide backup for the front-line support that these vendors provide to their customers.

As of December 31, 2004, our services organization comprised 53 employees.

Product Development and Management

Our technology and products have traditionally been the result of internal development by our engineers and strategic acquisitions. Product development and management is concentrated primarily in our Dublin, Ireland headquarters and our U.S. subsidiary's offices in Waltham, Massachusetts. Our product management organization collaborates with our marketing and sales organizations to increase sales of products and to develop customer and indirect sales relationships.

As of December 31, 2004, we had 131 employees dedicated to research and development. Our research and development expenditures in 2004, 2003, and 2002 were approximately $17.2 million, $27.1 million, and $38.3 million, representing 25.3%, 36.6%, and 31.0% of total revenue in 2004, 2003, and 2002, respectively. We expect to continue investing significant resources in research and development in the future.

Customers

Since our inception, we have licensed, directly or indirectly, our products to more than 4,500 enterprise or divisional customers worldwide. These customers operate in a wide variety of industries including telecommunications, finance, manufacturing, banking, government, medical, computing, research and software. The following is a selected list of customers across some of our targeted industries:

Financial	*Telecom*	*Government*
Credit Suisse Group	BellSouth	Department of Homeland Security
JPMorgan Chase	SBC	National Geospatial-Intelligence Agency
Lehman Brothers	AT&T	U.S. Dept. of Transportation
Winterthur Insurance	Nokia	N.A.S.A.
Reuters	Marconi	U.S. Environmental Protection Agency
	Sprint	

No customer accounted for more than ten percent of our total revenue in 2004, 2003, or 2002.

We derive a significant amount of our total revenue from customers located outside the United States. Revenue from customers located outside the United States was approximately 48.7%, 48.3%, and 38.8% of total revenue for 2004, 2003, and 2002, respectively. We expect revenue from customers located outside the United States to continue to represent a significant percentage of our total revenue for the foreseeable future.

Sales and Marketing

We market our products and services through our marketing and direct sales organizations and through indirect channels including software vendors, system integrators, original equipment manufacturers, and value-added resellers. As of December 31, 2004, our sales and marketing organization consisted of 110 professionals.

Our direct sales force consists of account managers and field and inside sales personnel, complemented by technical pre-sales and high-level product specialists who are available for customer visits. Our sales force and executive team maintain relationships with customers' senior management for large-scale projects. Our sales force also maintains contact at the developer level to understand and serve the developer's requirements.

Our sales organization is divided into three geographical regions: the Americas, Asia-Pacific and Europe/Middle East/Africa. In addition, we dedicate members of our sales force to developing strategic relationships with our indirect channel partners.

Our indirect distribution channels include leading software vendors, such as Business Objects and Manugistics; global system integrators, such as BearingPoint and CSC; leading original equipment manufacturers, such as Sun Microsystems, Intel and CISCO; and resellers and distributors. We believe that relationships with leading software and other technology vendors, as well as system integrators, provide opportunities to gain customers in markets where our products and services are in demand.

Our marketing teams execute global marketing programs designed to create demand for our products and services. We rely on a variety of marketing programs for demand creation, including trade shows, limited duration evaluation software, direct marketing communications, Web casts, public relations, product literature and collateral, trade advertising, and a corporate Web site.

Competition

Our sector of the software industry is very dynamic and very competitive. The growing industry enthusiasm for Web services and ESB products has increased competition levels as consumers begin to appreciate the potential value of Web services and Web services technology providers.

We compete with a variety of software vendors, including established providers of broad infrastructure platforms, new and narrowly focused software companies, and even shareware and freeware providers. In some cases, these vendors' offerings are narrowly defined and compete with our products in a limited set of features or problems. Other vendors target roughly the same range of IT problems as we do. Still others have broad infrastructural offerings that compete with our products in specific scenarios.

We compete against:

- Enterprise application infrastructure providers;
- Enterprise application integration software vendors;
- Web services integration companies;
- Enterprise service bus (ESB) vendors;
- open source software projects and products.

We believe that the principal competitive factors that affect the market for our products include:

- Potential customers' perception of our market leadership in a demanding and fast-moving technology environment;
- Our continued conformity to industry standards, and customers' ongoing preference for standards-based products;
- Breadth of product offerings;
- Product features and functionality;
- Product ease-of-adoption and ease-of-use;
- Product quality;
- Our customer service and support;
- Security, reliability, availability and other enterprise qualities of service;
- Product and service pricing; and
- Our reputation and financial viability.

Patents and Proprietary Technology

We regard much of our intellectual property as proprietary to us and rely primarily on a combination of copyright, trademark, patent and trade secret laws, employee and third-party non-disclosure agreements and technical measures to establish and protect our proprietary rights. We own numerous registered trademarks and trademark applications pending in the United States, the European Union, Australia and Asia, as well as other jurisdictions throughout the world.

While we generally use negotiated, signed license agreements or shrink-wrap type licenses to restrict copying and use of our software products, we do not generally embed mechanisms in our software to prevent unauthorized use or copying of our software. We do not rely significantly on patents or other registered intellectual property rights to protect our software. We also have a number of U.S. and international patent and trademark applications pending. Because shrink-wrap type licenses are not signed by licensees, they may be unenforceable under the laws of certain jurisdictions. In addition, the laws of various countries in which our products may be sold may not protect proprietary rights to the same extent as the laws of the United States and Ireland.

We license from time to time technologies and products from third parties for incorporation in our products.

We generally enter into confidentiality agreements with our employees and consultants, and limit access to, and distribution of, our proprietary information to customers and potential customers.

Employees

As of December 31, 2004, we had 346 full-time employees, with 154 based in the Americas, 153 based in Europe/Middle East/Africa and 39 based in Asia-Pacific. These employees include 131 in product development and management, 53 in services, 17 in marketing, 93 in sales and 52 in finance and administration. Our employees are not represented by any collective bargaining organizations, and we have not experienced any work stoppages. Our relations with our employees are good.

Legal Proceedings

We are not a party to any legal proceedings that, if resolved or determined adversely to us, would have a material adverse effect on our business, financial condition and results of operations. We, however, are subject to claims and litigation in the ordinary course of business. In the event that any such claims or litigation are material and resolved against us, such outcomes or resolutions could have a material adverse effect on our business, financial condition or results of operations.

Government Regulations

We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, the tax rate in Ireland on trading income, which is 12.5% with effect from January 1, 2003, is significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. Therefore, our effective tax rate is affected by the percentage of revenue that qualifies for this favorable tax treatment. We anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax treatment may change in the future. Any variation in the amount of our benefit from this tax treatment could have a material adverse effect on our business, financial condition and results of operations.

For more information regarding the impact of tax regimes on our business, please see Item 3.D. "Risk Factors—If our effective tax rate increases, our business and financial results would be adversely impacted" and Item 10.E. "Taxation."

Principal Markets

For a description of the principal markets in which we compete, including a breakdown of total revenues by category of activity and geographic market for each of the last three financial years, see Item 5 "Operating and Financial Review and Prospects."

Seasonality and Raw Materials

Historically, our product revenue in the first quarter of each year has declined from the fourth quarter of the prior year. Our products and services do not materially depend on the availability of raw materials.

C. *Organizational Structure*

IONA Technologies PLC has 23 direct and indirect subsidiaries, of which three are significant—IONA Technologies, Inc. (IONA U.S.), incorporated in Delaware, IONA Technologies Japan, LTD (IONA Japan), incorporated in Japan and IONA Technologies Finance (IONA Finance), incorporated in the Cayman Islands. IONA U.S., IONA Japan, and IONA Finance are wholly-owned by IONA Technologies PLC.

D. *Property and Equipment*

Our headquarters are currently located in a leased facility in Dublin, Ireland. This facility consists of approximately 55,900 square feet of office space, under a lease expiring on July 31, 2023, subject to our right to terminate the lease on July 31, 2013. As of December 31, 2004, we occupied 17,600 square feet of the office space and sublet approximately 22,880 square feet with the remainder deemed idle. The principal U.S. office of IONA U.S. is located in a leased facility in Waltham, Massachusetts. This facility consists of approximately 65,480 square feet of office space, under a lease expiring in 2006, subject to our right to renew for an additional term of five years expiring in 2011. As of December 31, 2004, we occupied approximately 30,359 square feet and sublet approximately 35,121 square feet. The principal office of IONA Japan is located in a leased facility in Tokyo, Japan. In addition, our wholly-owned subsidiaries maintain offices in Colorado, California, Illinois, Virginia, Texas, Newfoundland, Frankfurt, Munich, Milan, Paris, London, Zurich, Beijing and Shanghai. We believe that these facilities are adequate for our present operations and that additional facilities to support our present and future operations are available on commercially reasonable terms. We do not expect in the near future to move to new, or expand into additional, facilities. However, in the event of any such move or expansion there could be a material adverse effect on our business, financial condition and results of operations or a disruption in the development or marketing of products. For more information, please see Item 3.D. "Risk Factors."

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements for the periods specified and associated notes included in Item 3.A. "Selected Financial Data." The following discussion and analysis of financial condition and results of operations contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology, such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "intend," "potential," or "continue" or the negative of such terms or other comparable terminology, although not all forward-looking statements contain such terms. In addition, these forward-looking statements include, but are not limited to, statements regarding, among other things, our plans, objectives, expectations and intentions. These forward-looking statements are neither promises nor guarantees but rather are subject to a number of risks and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including risks and uncertainties relating to IONA's cost reduction efforts; the launch of IONA's integration software; growth in market demand for Web services and integration; IONA's sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; the integration of any future acquisitions; undetected errors in software; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. Further reference should be made to Item 3.D. "Risk Factors."

A. *Operating Results*

Overview

IONA is in the integration software business. We make software work together so our customers can make better decisions, run their businesses more efficiently and improve their business results. Our software products enable our customers to build, maintain and scale their disparate computing environments while preserving and extending existing information technology (IT) investments. We also offer professional services, including ongoing customer support and maintenance as well as high-level design consultation, education and product implementation.

Our revenue is derived from product license fees and charges for support and professional services. We recognize revenues in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended by SOP 98-4 and SOP 98-9 and related interpretations (collectively, SOP 97-2). In accordance with U.S. GAAP, we recognize software license revenue when persuasive evidence of an arrangement exists, delivery has occurred, our fee is fixed or determinable, and collectibility is probable. We recognize customer support revenue over the term of the support agreement, generally 12 months. We recognize professional service revenue when the services are performed.

Our customers are corporate IT departments of large organizations with complex, heterogeneous computing environments and challenging integration problems. Our customers operate worldwide in a variety of industries including telecommunications, finance, manufacturing, banking, government, medical, computing, research and software. No single customer accounted for more than 10% of total revenue in 2004, 2003, or 2002.

To date, we have derived most of our revenue from the licensing of our enterprise integration software products that currently comprise our Orbix products, and fees from related services. We expect that Artix will increasingly contribute to our revenue. We market our products and services through our direct marketing and sales organizations and through indirect channels, including software vendors, system integrators, original equipment manufacturers, value-added resellers and, to a lesser extent, third-party distributors. Our total revenue is dependent on the growth in demand for our software. In general, product revenue in the first quarter of each year declines from the fourth quarter of the prior year in line with traditional seasonal trends.

Our total revenue was approximately $68.0 million in 2004, $74.2 million in 2003 and $123.2 million in 2002. Total revenue from customers located outside the United States was approximately $33.2 million, or 48.7% of total revenue, in 2004, $35.9 million, or 48.3% of total revenue, in 2003 and $47.8 million, or 38.8% of total revenue, in 2002. As a percentage of total revenue, product revenue was approximately 45.2% in 2004, 48.2% in 2003 and 59.6% in 2002.

Our gross margins are affected by the mix of product and service revenue and the mix of distribution channels used by us. We typically realize significantly higher gross margins on product revenue than on service revenue. Product gross margins as a percentage of product revenue were approximately 99.2%, 98.5% and 97.7% in 2004, 2003 and 2002, respectively. Service gross margins as a percentage of service revenue were approximately 68.4%, 62.9% and 48.9% in 2004, 2003 and 2002, respectively. The increase in service gross margin from 2003 to 2004, and from 2002 to 2003 was primarily attributable to a reduction in service personnel, as a result of our restructuring plans, coupled with higher utilization rates.

We have significant operations and generate a substantial portion of our taxable income in Ireland. In general the tax rate in Ireland on trading income, which is 12.5% with effect from January 1, 2003, is significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. Therefore, our effective tax rate is affected by the percentage of revenue that qualifies for such favorable tax treatment. We anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax treatment may change in the future.

Impact of Acquisitions

In 2001, we acquired Netfish Technologies, Inc. (Netfish). The total consideration consisted of 4,221,216 newly-issued ordinary shares, 815,102 ordinary shares issuable upon the exercise of replacement options and $30.9 million of closing costs incurred in connection with the merger. Of the newly-issued ordinary shares, 504,598 were held back by us as a source of indemnification payments that may become due to us. If we made no claims for indemnification, 75% of the 504,598 ordinary shares, or 378,448 shares, would have been distributed to the former holders of Netfish shares in May 2002 and 25% of the 504,598 ordinary shares, or 126,150 shares, would have been distributed in May 2003. In May 2002, we held back 142,045 ordinary shares to cover indemnification claims made by us. In May 2003, an additional 126,150 ordinary shares were held back to cover the indemnification claims that we previously made. If pending indemnification claims are resolved in a manner unfavorable to us, up to 268,195 ordinary shares held back by us could be distributed to the former holders of Netfish shares.

In 2001, we acquired Object-Oriented Concepts, Inc. (OOC). The total consideration consisted of $3.0 million in cash, 730,453 newly-issued ordinary shares and 178,131 ordinary shares issuable upon the exercise of replacement options. Of the newly-issued ordinary shares, 262,129 were subject to return to us as a purchase price adjustment upon the failure of OOC to achieve certain performance targets. In 2001, 174,735 ordinary shares no longer subject to return were recorded as additional purchase price based on fair market value at the time the performance targets were achieved. In 2002, the remaining 87,394 ordinary shares were no longer subject to return to us and were recorded as additional purchase price. The aggregate purchase price plus related expenses have been allocated to the acquired assets and liabilities at their estimated fair values at the date of the acquisition based primarily on an independent valuation.

In 2001, we obtained from Software AG, Inc. a non-exclusive license to Sagavista application integration software for $10.0 million.

In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), in October 2002, we completed our assessment of the carrying value of purchased technologies and completed the relevant impairment tests as required by Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). Due to unfavorable market conditions and changes in our product strategy, it was determined that the carrying values of purchased technologies exceeded their fair value resulting in the recording of a non-cash impairment charge of $28,586,000.

Our assessment included an independent analysis of the carrying values of purchased technologies, recorded in connection with the acquisitions of OOC, Netfish and the Sagavista application integration software of Software AG, including an initial comparison of the carrying value for each purchased technology to the future undiscounted cash flows associated with the technology. As a result of this analysis, it was determined due to the excess carrying value associated with each purchased technology that further impairment testing was required. We recorded non-cash impairment losses in October 2002, for the purchased technologies recorded in connection with the acquisitions of OOC, Netfish, and the Sagavista application integration software of Software AG of approximately $4,461,000, $11,496,000 and $6,250,000, respectively. These impairment losses (reflected in the Consolidated Statement of Operations as impairment of intangible assets and fixed assets) represent the amount by which the carrying value of each purchased technology exceeded its estimated fair value, calculated by discounting future cash flows for each purchased technology to a present value using a rate of return which reflected the relative risk of the investment and the time value of money. In addition in 2002, as a result of changes in product strategy, in reaction to market conditions, which resulted in changes to our product suite and the elimination of certain other purchased technologies from our product suite, an impairment loss of approximately $6,379,000 was recorded, equivalent to the carrying values of these purchased technologies.

In October 2004, we received $600,000 from our insurers in connection with the favorable resolution of an acquisition contingency, relating to litigation costs, which resulted in the recognition of $600,000 of income.

Critical Accounting Policies and Estimates

Our Consolidated Financial Statements are prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the Consolidated Financial Statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

- Revenue Recognition;
- Restructuring Charge;
- Allowances for Doubtful Accounts;
- Legal Contingencies;
- Accounting for Income Taxes;
- Impairment of Other Non-Current Assets; and
- Foreign Currency.

In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result. Our senior management has reviewed these critical accounting policies and related disclosures with our Audit Committee. See Notes to the Consolidated Financial Statements, which contain additional information regarding our accounting policies and other disclosures required by U.S. GAAP.

Revenue Recognition

We recognize the majority of our revenue pursuant to software license agreements. While the basis for software license revenue recognition is substantially governed by the provisions of SOP 97-2, "Software Revenue Recognition," as amended by SOP 98-4 and SOP 98-9 and related interpretations issued by the American Institute of Certified Public Accountants (collectively, SOP 97-2), we exercise judgment and use estimates in connection with the determination of the amount of software license and services revenues to be recognized in each accounting period.

For software license arrangements that do not require significant modification or customization of the underlying software, we recognize revenue when: (1) we enter into a legally binding arrangement with a customer for the license of software; (2) we deliver the products or perform the services; (3) customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and (4) collection is probable. Substantially all of our license revenues are recognized in this manner.

For arrangements with multiple elements, we allocate revenue to each element of a transaction based upon its fair value as determined by "vendor specific objective evidence." Vendor specific objective evidence of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for each element when sold separately, including the renewal rate for support services. If we cannot objectively determine the fair value of any undelivered element included in the multiple element arrangement, we defer revenue until all elements are delivered, services have been performed, or until fair value can be objectively determined. When the fair value of a delivered element cannot be established, we use the residual method to record license revenue, provided the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

We assess whether fees are fixed or determinable at the time of sale and recognize revenue if all other revenue recognition requirements are met. Our standard payment terms are net 30; payment terms, however, may vary based on the country in which the agreement is executed. Payments that extend beyond 30 days from the contract date but that are due within twelve months are generally deemed to be fixed or determinable based on our successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition.

We assess whether collection is probable at the time of the transaction based on a number of factors, including the customer's past transaction history and credit-worthiness. If we determine that the collection of the fee is not probable, we defer the fee and recognize revenue at the time collection becomes probable, which is generally upon the receipt of cash.

We generally deliver products F.O.B shipping or electronically, and our software arrangements typically do not contain acceptance provisions. Accordingly, delivery is usually satisfied when the product leaves our premises, or if shipped electronically, when the customer has been provided with access codes to allow them to take immediate possession of the software.

Revenue for consulting services is generally recognized on a time and material basis. Revenue from royalty arrangements in excess of guaranteed amounts is recognized upon notification of such royalties payable by the customer.

Restructuring Charge

During 2004, 2003, and 2002, we recorded restructuring charges to align our cost structure with changing market conditions. Our restructuring plan resulted in a reduction in headcount and the closure and consolidation of excess facilities. In determining the charges to record, we made certain estimates and judgments surrounding the amounts ultimately to be paid for the actions we have taken. At December 31, 2004, there were various accruals recorded for the costs to terminate employees and exit certain facilities and lease obligations, which may be adjusted periodically for either resolution of certain contractual commitments or changes in estimates of severance payments, sublease income or the period of time the facilities will be vacant and subleased. During 2004, we reached final settlement with several employees that had been included in the 2003 restructuring charge. The settlements resulted in a credit to the 2004 restructuring charge of $560,000. Although we do not anticipate additional significant changes to our restructuring accruals, the actual costs may differ from those recorded in the event that the subleasing assumptions require adjustment due to changes in economic conditions surrounding the real estate market or we terminate our lease obligations prior to the scheduled termination dates.

In order to estimate the costs related to our restructuring efforts, management made its best estimates of the most likely expected outcomes of the significant actions to accomplish the restructuring. These estimates principally related to charges for excess facilities and included estimates of future sublease income, future net operating expenses of the facilities, brokerage commissions and other expenses. The operating lease charges were calculated by taking into consideration (1) the committed annual rental charge associated with the vacant square footage, (2) an assessment of the sublet rents that could be achieved based on current market conditions, vacancy rates and future outlook following consultation with third party realtors, (3) an assessment of the period of time the facility would remain vacant before being sub-let, (4) an assessment of the percentage increases in the primary lease rent at each review, and (5) the application of a discount rate of 4% over the remaining period of the lease or break clause.

These estimates are reviewed at the end of each period and would be revised if estimated future vacancy rates and sublease rates vary from our original estimates. Historically, our estimates and assumptions used to determine the liability for excess facilities have been consistent with actual results experienced. Revisions to our estimates of this liability could materially impact our operating results and financial position in future periods if anticipated events and assumptions, such as the timing and amounts of sublease rental income, either change or do not materialize.

Allowances for Doubtful Accounts

We maintain allowances for doubtful accounts, as a reduction of accounts receivable, based on our analyses of the likelihood our customers will not pay us all the amounts due us. In circumstances where there is knowledge of a specific customer's inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the net recognized receivable to the amount that is reasonably believed to be collectable. For all our customers we perform analyses, which includes a review of their credit profiles, the terms and conditions of the contracts with our customers, and the current economic trends and payment history. We reassess these allowances each accounting period. Historically, our actual losses and credits have been consistent with these provisions. If actual payment experience with our customers is different than our estimates, adjustments to these allowances may be necessary resulting in additional charges to our Consolidated Statement of Operations.

Legal Contingencies

We are involved in various claims and legal proceedings. Periodically, we review the status of each significant matter and assess our potential financial exposure, in consultation with external counsel, based on the facts and circumstances available to us and the probability of potential loss arising from the claim. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our consolidated results of operations, financial position or cash flows.

Accounting for Income Taxes

Significant judgment is required in determining our worldwide income tax expense provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of income sharing and cost reimbursement arrangements among related entities, the process of identifying items of income and expense that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income (loss) in the period in which such determination is made.

Deferred tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. We record a valuation allowance to reduce our deferred tax assets by the amount of tax benefits we estimate are not expected to be realized. Tax benefits will not be realized if we do not generate sufficient taxable income in the future to apply against the deferred tax balance. As of December 31, 2004, a valuation allowance equal to the value of the deferred tax assets was maintained. In the event we determined we could realize our deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase net income (loss) in the period such a determination was made.

In addition, we operate within multiple taxing jurisdictions and may be subject to audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time for resolution. In management's opinion, adequate provisions for income taxes have been made.

Impairment of Other Non-Current Assets

Other Non-Current Assets represents costs of technology acquired from acquisitions which have reached technological feasibility. The costs of technology have been capitalized and are amortized to the Consolidated Statement of Operations over the period during which benefits are expected to accrue, currently estimated between three and four years. We are required to test our non-current assets for impairment whenever events or circumstances indicate that the value of the assets may be impaired. Factors we consider important, which could trigger impairment include:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends;
- significant decline in our stock price for a sustained period; and
- significant decline in our market capitalization relative to net book value.

Where events and circumstances are present which indicate that the carrying value may not be recoverable, we will recognize an impairment loss. Such impairment loss is measured by comparing the fair value of the asset with its carrying value. The determination of the value of such intangible assets requires management to make assumptions regarding future business conditions and operating results in order to estimate future cash flows to determine the fair value of the respective assets. If the asset's carrying value is not recoverable through the related cash flows, the asset is considered to be impaired. The impairment is measured by the difference in the asset's carrying amount and its fair value, based on the best information available, including market prices or discounted cash flow analysis. If these estimates or the related assumptions change in the future, we could be required to record additional impairment charges.

Foreign Currency

The U.S. dollar is the functional currency for the Company. A percentage of our revenues, expenses, assets and liabilities are denominated in currencies other than our functional currency. Assets and liabilities denominated in foreign currencies are translated at year end exchange rates while revenues and expenses are translated at rates approximating those ruling at the dates of the related transactions. Resulting gains and losses are included in net income (loss) for the year. Fluctuations in exchange rates may have a material adverse effect on our consolidated results of operations, particularly our operating margins, and could also result in exchange gains and losses. We cannot accurately predict the impact of future exchange rate fluctuations on our consolidated results of operations. We have in the past sought to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the dollar. However, because the majority of our sales and expenses are currently U.S. dollar-based, we no longer enter into foreign currency forward exchange contracts to manage exposure related to transactions denominated in foreign currencies. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates if the risk from foreign currency exposure increases as a result of a decrease in the percentage of U.S. dollar-based transactions. We had no derivative or hedging transactions in 2004, 2003 or 2002.

Taxation

We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, the tax rate in Ireland on trading income, which is 12.5% with effect from January 1, 2003, is significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. Therefore, our effective tax rate is affected by the percentage of revenue that qualifies for such favorable tax treatment. See Item 10.E. "Taxation." We anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax treatment may change in the future. Any variation in the amount of our benefit from this tax treatment could have a material adverse effect on our business, financial condition and results of operations. See Item 3.D. "Risk Factors—If our effective tax rate increases, our business and financial results would be adversely impacted."

Recent Accounting Pronouncements

In December 2004, and as amended in April 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R *Share-Based Payment* (SFAS 123R), which replaces SFAS 123 and supersedes APB Opinion No. 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. SFAS 123R is effective for fiscal years beginning after June 15, 2005. Early application of SFAS 123R is encouraged, but not required. We plan to adopt SFAS 123R on January 1, 2006.

Public companies are required to adopt the new standard using a modified prospective method and may elect to restate prior periods using the modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. Under the modified retrospective method, companies record compensation costs for prior periods retroactively through restatement of such periods using the exact pro forma amounts disclosed in the companies' footnotes. Also, in the period of adoption and after, companies record compensation cost based on the modified prospective method. We have not yet determined the method of adoption we will use. We have not completed our evaluation of the effects of adopting SFAS 123R.

Results of Operations

The following table sets forth certain operating data as a percentage of total revenue for the periods indicated:

	Year Ended December 31,		
	2004	2003	2002
Revenue:			
Product revenue	45.2%	48.2%	59.6%
Service revenue	54.8	51.8	40.4
Total revenue	100.0	100.0	100.0
Cost of revenue:			
Cost of product revenue	0.4	0.7	1.4
Cost of service revenue	17.3	19.3	20.6
Total cost of revenue	17.7	20.0	22.0
Gross profit	82.3	80.0	78.0
Operating expenses:			
Research and development	25.3	36.6	31.0
Sales and marketing	43.4	55.9	59.1
General and administrative	12.6	13.8	10.8
Amortization of other non-current assets	0.8	1.1	8.2
Restructuring	—	27.7	16.9
Impairment of goodwill	—	—	224.6
Adjustment of acquisition liabilities	(0.9)	—	—
Impairment of intangible assets and fixed assets	—	4.4	26.3
Total operating expenses	81.2	139.5	376.9
Income (loss) from operations	1.1	(59.5)	(298.9)
Interest income, net	0.4	0.7	0.9
Net exchange (loss) gain	(0.4)	0.5	(0.4)
Income (loss) before provision for income taxes	1.1	(58.3)	(298.4)
Provision for income taxes	0.8	1.3	1.3
Net income (loss)	0.3%	(59.6)%	(299.7)%
Gross profit:			
Product (as a percentage of product revenue)	99.2%	98.5%	97.7%
Service (as a percentage of service revenue)	68.4%	62.9%	48.9%

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Total Revenue

Total revenue decreased by 8.3% to $68.0 million in 2004 from $74.2 million in 2003. Total revenue from customers located outside of the United States represented 48.7% of total revenue in 2004 and 48.3% of total revenue in 2003, or $33.2 million and $35.9 million, respectively. The total number of revenue transactions over $250,000 decreased from 62 in 2003 to 55 in 2004. There was an increase in average deal size from approximately $51,000 in 2003 to $53,000 in 2004. No customer accounted for more than 10% of our total revenues in 2004 or 2003.

Product Revenue. Product revenue decreased by 14.0% to $30.7 million in 2004 from $35.7 million in 2003. The decrease in product revenue was attributable to a decline in sales of our Orbix products.

Service Revenue. We provide professional services, consisting of consulting and training, technical support for all of our products and, to a limited extent, product customization and enhancement. Consulting services provided by us include training and assisting customers with the effective use and deployment of our products. Customer support generally includes support by means of telephone, e-mail, facsimile and customer on-site assistance as well as access to certain product upgrades. Service revenue decreased by 3.0% to $37.3 million in 2004 from $38.5 million in 2003. The decrease in service revenue was attributable to the expiration of support agreements relating to acquired technology no longer requiring support, as well as a general reduction in consulting and support revenue resulting from the decline in product revenue.

Cost of Revenue

Cost of Product Revenue. Cost of product revenue consists primarily of product media and duplication, manuals, packaging materials, shipping and handling expenses, third-party royalties and, to a lesser extent, the salaries and benefits of certain personnel and related operating costs of computer equipment. Cost of product revenue was $0.2 million, resulting in a product gross margin of 99.2%, in 2004 compared to $0.5 million, resulting in a product gross margin of 98.5%, in 2003. The increase in product gross margin was primarily attributable to shipping and material efficiencies and lower third-party royalty expenses due to a decrease in the proportion of products sold that contain third-party software embedded with our software product offerings.

Cost of Service Revenue. Cost of service revenue consists primarily of personnel costs for consultancy, training, customer support, product customization and enhancement, and related operating costs of computer equipment and non-billable travel expenses. Cost of service revenue was $11.8 million, resulting in a service gross margin of 68.4%, in 2004 compared to $14.3 million, resulting in a service gross margin of 62.9%, in 2003. The increase in service gross margin was primarily attributable to a reduction in service personnel, as a result of our restructuring plans, coupled with higher utilization rates. The average number of service personnel decreased from 80 in 2003 to 56 in 2004.

Operating Expenses

Research and Development. Research and development expenses consist primarily of salaries and benefits of research and development personnel, costs of third-party contractors, personnel-related overhead allocation, depreciation expenses arising from the acquisition of computer equipment, software license fees, and related indirect costs. Research and development expenses were $17.2 million, or 25.3% of total revenue, in 2004 compared to $27.1 million, or 36.6% of total revenue, in 2003. The decrease in research and development expenses in dollar amount was primarily the result of cost reduction measures and restructuring plans implemented by management in 2003 (as described below in "Restructuring"). The average number of research and development personnel decreased from 159 in 2003 to 125 in 2004. We expect that research and development expenses will remain at similar aggregate dollar amounts in 2005.

Sales and Marketing. Sales and marketing expenses consist primarily of salaries, sales commissions and benefits earned by sales and marketing personnel, personnel-related overhead allocation, travel, entertainment, advertising and promotional expenses, and related indirect costs. Sales and marketing expenses were $29.5 million, or 43.4% of total revenue, in 2004 compared to $41.5 million, or 55.9% of total revenue, in 2003. The decrease in sales and marketing expenses in dollar amount was primarily the result of cost reduction measures and restructuring plans implemented by management in 2003 (as described below in "Restructuring"), as well as a decrease in sales commissions of approximately $3.5 million that resulted from lower license revenue and a change in our commission structure during 2004. The average number of sales and marketing personnel decreased from 168 in 2003 to 111 in 2004. We expect that sales and marketing expenses will increase in dollar amount in 2005.

General and Administrative. General and administrative expenses consist primarily of salaries and benefits of financial, administrative and management personnel, general office administration expenses (rent and occupancy, telephone and other office supply costs), and related indirect costs. General and administrative expenses also include professional fees, liability insurance and depreciation. General and administrative expenses were $8.5 million, or 12.6% of total revenue, in 2004 compared to $10.3 million, or 13.8% of total revenue, in 2003. The decrease in general and administrative expenses in dollar amount was primarily the result of cost reduction measures and restructuring plans implemented by management in

2003 (as described below in "Restructuring"). The average number of general and administrative personnel decreased from 72 in 2003 to 53 in 2004. We expect that general and administrative expenses will remain at similar aggregate dollar amounts in 2005.

Amortization of Other Non-Current Assets. Amortization of other non-current assets consists of the amortization of purchased technologies acquired by us, which have reached technological feasibility.

Amortization of other non-current assets was $0.6 million, or 0.8% of total revenue in 2004, compared to $0.8 million, or 1.1% of total revenue in 2003. The decrease in amortization of other non-current assets is primarily attributable to the full amortization of certain intangible assets. Other non-current assets are amortized on a straight-line basis over three to four years.

Restructuring. In 2004, we recorded a charge of $0.6 million for severance and benefit costs related to cost reduction actions. Also, during 2004, we released $0.6 million of a restructuring accrual related to severance and benefit costs from previous restructurings, based on the final payments for such severance and benefits. Cash outlays associated with the restructuring plans initiated in 2004, 2003, 2002, and previous periods totaled approximately $6.0 million during 2004, including approximately $2.5 million in severance and related benefits paid to employees worldwide and $3.5 million in facility closure costs.

In 2003, our management and board of directors approved restructuring plans, which included consolidation of excess facilities, a reduction in workforce and other related costs. Total restructuring costs of $20.5 million have been recorded related to these initiatives. Restructuring expenses included approximately $11.0 million representing the cost of involuntary employee separation and related costs for approximately 278 employees worldwide. Employee separations affected the majority of business functions, job classes and geographies. In addition, the restructuring plans included costs totaling approximately $9.5 million associated with the closure and consolidation of office space, principally in the United States and Ireland.

Adjustment of Acquisition Liabilities. In October 2004, we received $0.6 million from our insurers in connection with the favorable resolution of an acquisition contingency, relating to litigation costs, which resulted in the recognition of $0.6 million of income.

Impairment of Intangible Assets and Fixed Assets. In 2004, there was no impairment of intangible assets and fixed assets. In 2003, we recorded a $3.3 million impairment of intangible assets and fixed assets. As a result of unfavorable market conditions and changes in our product strategy, which we identified as indicators of impairment under SFAS 144, we recorded a non-cash impairment charge of $0.1 million, representing the amount by which the carrying value exceeded the fair value of purchased technologies. We also recorded a $3.2 million charge for the fixed assets and related costs, for fixed assets no longer in use in 2003, as a result of the restructuring activities in 2003.

Income (Loss) from Operations

We generated an operating income of $0.7 million, or 1.1% of total revenue, in 2004 compared to an operating loss of $44.1 million, or 59.5% of total revenue, in 2003. The increase in operating income for 2004 compared to 2003 was primarily the result of the impact of restructuring and impairment charges in 2003 in addition to savings in 2004 from the cost reduction measures and restructuring plans implemented by management in 2003.

Other Income, Net

Interest income, net, primarily represents interest earned on cash and investment balances. Interest income, net was $0.3 million in 2004 compared to $0.5 million in 2003. The decrease in interest income, net was due primarily to unrealized losses on investments, specifically bonds, that were affected by increasing interest rates.

Net exchange loss was $0.3 million in 2004 compared to a net exchange gain of $0.3 million in 2003. The net exchange loss for 2004 was primarily due to the weakening of the U.S. dollar against the Euro offset by a strengthening of the Japanese Yen versus the U.S. Dollar.

Income Taxes

Income taxes were $0.6 million in 2004 compared to $0.9 million in 2003. The reduction in the provision of income taxes in 2004 compared to 2003 reflects losses incurred domestically and in certain foreign jurisdictions. See "Factors Affecting Future Results—If our effective tax rate increases, our business and financial results would be adversely impacted."

At December 31, 2004, we had a net operating loss carryforwards of approximately $107.5 million for U.S. federal income tax purposes, including approximately $65.0 million pre-acquisition losses from the Netfish acquisition, which will expire in tax years 2011 through 2024 if not previously utilized. At December 31, 2004, we also had net operating loss carryforwards of approximately $117.6 million and $2.9 million for Irish and Australian tax purposes, respectively, both of which carry forward indefinitely.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Total Revenue

Total revenue decreased by 39.8% to $74.2 million in 2003 from $123.2 million in 2002. Total revenue from customers located outside of the United States represented 48.3% of total revenue in 2003 and 38.8% of total revenue in 2002, or $35.9 million and $47.8 million, respectively. The total number of revenue transactions over $250,000 decreased from 84 in 2002 to 62 in 2003, and there was a corresponding decrease in average deal size from approximately $53,000 to $51,000. No customer accounted for more than 10% of our total revenues in 2003 or 2002.

Product Revenue. Product revenue decreased by 51.3% to $35.7 million in 2003 from $73.5 million in 2002. The decrease in product revenue was attributable to decreased sales of our products, resulting from the effects of the macroeconomic climate's continuing impact on IT spending and the software market as a whole.

Service Revenue. Service revenue decreased by 22.8% to $38.5 million in 2003 from $49.8 million in 2002. The decrease in service revenue was principally due to the effects of the macroeconomic climate's continuing impact on IT spending and the software market as a whole, which resulted in a decrease in demand for consultancy services.

Cost of Revenue

Cost of Product Revenue. Cost of product revenue was $0.5 million, resulting in a product gross margin of 98.5%, in 2003 compared to $1.7 million, resulting in a product gross margin of 97.7%, in 2002. The increase in product gross margin was primarily attributable to shipping and material efficiencies and lower third-party royalty expenses due to a decrease in the proportion of products sold that contain third-party software embedded with our software product offerings.

Cost of Service Revenue. Cost of service revenue was $14.3 million, resulting in a service gross margin of 62.9%, in 2003 compared to $25.5 million, resulting in a service gross margin of 48.9%, in 2002. The increase in service gross margin was primarily attributable to a reduction in service personnel, as a result of our restructuring plans, coupled with higher utilization rates. The average number of service personnel decreased from 142 in 2002 to 80 in 2003.

Operating Expenses

Research and Development. Research and development expenses were $27.1 million, or 36.6% of total revenue, in 2003 compared to $38.3 million, or 31.0% of total revenue, in 2002. The decrease in research and development expenses in dollar amount was primarily the result of cost reduction measures and restructuring plans implemented by management in 2002 and 2003 (as described below in "Restructuring") with the increase in research and development expenses as a percentage of total revenue due to declining revenues. The average number of research and development personnel decreased from 226 in 2002 to 159 in 2003.

Sales and Marketing. Sales and marketing expenses were $41.5 million, or 55.9% of total revenue, in 2003 compared to $72.9 million, or 59.1% of total revenue, in 2002. The decrease in sales and marketing expenses in dollar amount was primarily the result of cost reduction measures and restructuring plans implemented by management in 2002 and 2003 (as described below in "Restructuring"), in addition to a decrease in promotional and public relations activities of approximately $4.3 million, as well as a decrease in sales commissions of approximately $3.0 million that resulted from lower license revenue during 2003. The average number of sales and marketing personnel decreased from 301 in 2002 to 168 in 2003.

General and Administrative. General and administrative expenses were $10.3 million, or 13.8% of total revenue, in 2003 compared to $13.3 million, or 10.8% of total revenue, in 2002. The decrease in general and administrative expenses in dollar amount was primarily the result of cost reduction measures and restructuring plans implemented by management in 2002 and 2003 (as described below in "Restructuring") with the increase in general and administrative expenses as a percentage of total revenue due to declining revenues. The average number of general and administrative personnel decreased from 110 in 2002 to 72 in 2003.

Amortization of Other Non-Current Assets. Effective January 1, 2002, we adopted SFAS 142, which changed the accounting for goodwill and intangible assets with indefinite lives, but required intangible assets such as purchased technologies to continue to be amortized over their useful economic lives. Upon adoption of SFAS 142 in January 2002, the net carrying amount of assembled workforce of $6.9 million was reclassifed from other non-current assets to goodwill. SFAS 142 requires intangible assets that are amortizable to be reviewed for impairment in accordance with SFAS 144.

In October 2002, and again in October 2003, we completed our assessment of the carrying value of purchased technologies and the relevant impairment tests as required by SFAS 144. This assessment resulted in a non-cash impairment charge of $28,586,000 and $80,000 in 2002 and 2003, respectively, representing the amount by which the carrying value exceeded the fair value of purchased technologies.

Amortization of other non-current assets was $0.8 million, or 1.1% of total revenue in 2003, compared to $10.1 million, or 8.2% of total revenue in 2002. The decrease in amortization of other non-current assets is primarily attributable to the reduction in the carrying value of purchased technologies resulting from the impairment charge recorded in October 2002. Other non-current assets are amortized on a straight-line basis over three to four years.

Restructuring. In 2003, our management and board of directors approved restructuring plans, which included consolidation of excess facilities, a reduction in workforce and other related costs. Total restructuring costs of $20.5 million were recorded related to these initiatives. Restructuring expenses included approximately $11.0 million representing the cost of involuntary employee separation and related costs for approximately 278 employees worldwide. Employee separations affected the majority of business functions, job classes and geographies. In addition, the restructuring plans included costs totaling approximately $9.5 million associated with the closure and consolidation of office space, principally in the United States and Ireland. Cash outlays associated with restructuring plans initiated in 2003, 2002 and 2001 totaled approximately $16.8 million during 2003, including approximately $11.2 million in severance and related benefits paid to employees worldwide and $5.6 million in facility closure costs.

In 2002, our management and board of directors approved restructuring plans, which included consolidation of excess facilities, a reduction in workforce and other related costs. Total restructuring costs of $20.8 million were recorded related to these initiatives. Restructuring expenses included approximately $12.3 million representing the cost of involuntary employee separation and related costs for approximately 300 employees worldwide. Employee separations affected the majority of business functions, job classes and geographies, with most of the reductions in sales and marketing, engineering and professional services functions in the United States and Europe. In addition, the restructuring plans included costs totaling approximately $8.1 million associated with the closure and consolidation of office space, principally in the United States and approximately $0.4 million of other related costs.

Impairment of Goodwill. Effective January 1, 2002, we adopted the new rules on accounting for goodwill and other non-current assets in accordance with SFAS 142. There was no impairment of goodwill upon adoption of SFAS 142. In October 2002, as required by SFAS 142, we completed the annual impairment test and assessment of the carrying value of goodwill. As a result of unfavorable market conditions and a decline in our market capitalization, this assessment resulted in a non-cash impairment charge of $276.8 million, equivalent to the carrying value of goodwill at October 1, 2002.

Impairment of Intangible Assets and Fixed Assets. In 2003, we recorded a $3.3 million impairment of intangible assets and fixed assets. As a result of unfavorable market conditions and changes in our product strategy, which we identified as indicators of impairment under SFAS 144, we recorded a non-cash impairment charge of $0.1 million, representing the amount by which the carrying value exceeded the fair value of purchased technologies. We also recorded a $3.2 million charge for the fixed assets and related costs, for fixed assets no longer in use in 2003, as a result of the restructuring activities in 2003.

In 2002, we recorded a $32.3 million impairment of intangible assets and fixed assets. As a result of unfavorable market conditions and changes in our product strategy, we recorded a non-cash impairment charge of $28.6 million, representing the amount by which the carrying value exceeded the fair value of purchased technologies. We also recorded a $3.7 million charge for the fixed assets and related costs of which $1.6 million was primarily attributable to our implementation of a new sales force automation system that replaced an existing system. The remainder of the write-offs relate to fixed assets no longer in use in 2002, resulting in the reduction of their net book value to nil.

Income (Loss) from Operations

We generated an operating loss of $44.1 million, or 59.5% of total revenue, in 2003 compared to an operating loss of $368.3 million, or 298.9% of total revenue, in 2002. The operating loss in 2003 and 2002 reflects the decrease in total revenue primarily as a result of general economic conditions affecting the software market as a whole, the non-cash impairment loss of $3.3 million and $309.1 million, and restructuring charge of $20.5 million and $20.8 million incurred in each of the two years.

Other Income, Net

Interest income, net was $0.5 million in 2003 compared to $1.1 million in 2002. The decrease in interest income, net was due primarily to lower average balances held in these accounts and lower interest rates realized during 2003.

Net exchange gain was $0.3 million in 2003 compared to a net exchange loss of $0.5 million in 2002. The net exchange gain for 2003 was primarily due to the weakening of the U.S. dollar against the yen.

Income Taxes

Income taxes were $0.9 million in 2003 compared to $1.5 million in 2002. The reduction in the provision of income taxes in 2003 compared to 2002 reflects losses incurred domestically and in certain foreign jurisdictions. See "Factors Affecting Future Results—If our effective tax rate increases, our business and financial results would be adversely impacted."

At December 31, 2003, we had a net operating loss carryforward of approximately $105.4 million for U.S. federal income tax purposes, including approximately $65.0 million pre-acquisition losses from the Netfish acquisition, which will expire in tax years 2011 through 2023 if not previously utilized. At December 31, 2003, we also had net operating loss carryforwards of approximately $105.9 million and $2.9 million for Irish and Australian tax purposes, respectively, both of which carry forward indefinitely.

Exposure to Currency Fluctuations

Our Consolidated Financial Statements are prepared in U.S. dollars, our functional currency. A percentage of our revenues, expenses, assets and liabilities are denominated in currencies other than our functional currency. Fluctuations in exchange rates may have a material adverse effect on our results of operations, particularly our operating margins, and could also result in exchange gains and losses. As a result of currency fluctuations, we recognized an exchange loss of $0.3 million in 2004 and an exchange gain of $0.3 million in 2003. We cannot accurately predict the impact of future exchange rate fluctuations on our results of operations. We have in the past sought to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the dollar. However, because the majority of our sales and expenses are currently made in U.S. dollar, we no longer enter into foreign currency forward exchange contracts to manage exposure related to transactions denominated in foreign currencies. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates if the risk from foreign currency exposure increases due to a decrease in the percentage of U.S. dollar-based transactions. See also Item 11 "Quantitative and Qualitative Disclosure About Market Risk." We had no derivative or hedging transactions in 2004, 2003 and 2002.

B. *Liquidity and Capital Resources*

Our capital requirements relate primarily to facilities, employee infrastructure and working capital requirements. Historically, we have funded our cash requirements primarily through the public and private sales of equity securities, operating leases, and from operations. At December 31, 2004, we had cash and cash equivalents, restricted cash, and marketable securities of $59.9 million, representing an increase of $3.3 million from December 31, 2003.

Net cash provided by operating activities was $4.8 million in 2004 compared to net cash used in operating activities of $3.4 million in 2003 and $66.8 million in 2002. The increase in cash provided by operating activities from 2003 to 2004 reflects primarily an increase in net income, a decrease in accounts receivable, and the net sales of marketable securities, offset by a decrease in accruals and other liabilities and deferred revenue. The decrease in cash used in operating activities from 2002 to 2003 reflects primarily decreases in net loss, accounts receivable, prepaid expenses and other assets, the sale of marketable securities, and an increase in restricted cash and other accrued liabilities relating to restructuring charges, partially offset by a decrease in deferred revenue.

As of December 31, 2004, we had approximately $3.5 million of irrevocable letters of credit outstanding in connection with facility leases and the satisfaction of amounts owed to a previous landlord, of which approximately $0.5 million renews annually for the duration of the lease terms, which expire in July 2006 and May 2007 and $3.0 million is payable upon demand. The investments pledged for security of the letters of credit are presented as restricted cash in the consolidated balance sheets.

To the extent that non-cash items increase or decrease our future operating results, there will be no corresponding impact on our cash flows. After excluding the effects of these non-cash charges, the primary changes in cash flows relating to operating activities result from changes in working capital. Our primary source of operating cash flows is the collection of accounts receivable from our customers. Our operating cash flows are also impacted by the timing of payments to our vendors for accounts payable. We generally pay our vendors and service providers in accordance with the invoice terms and conditions. The timing of cash payments in future periods will be impacted by the terms of accounts payable arrangements and management's assessment of our cash inflows.

Net cash used in investing activities was $1.3 million, $1.2 million and $5.4 million in 2004, 2003 and 2002, respectively. The increase from 2003 to 2004 relates primarily to the lack of proceeds from the disposal of property and equipment. The decrease from 2002 to 2003 related primarily to a decrease in capital investments. We expect capital expenditures in fiscal year 2005 to remain flat.

Net cash provided by financing activities was $1.6 million, $2.2 million and $66.0 million in 2004, 2003, and 2002, respectively. In 2004 and 2003, net cash provided by financing activities resulted primarily from the proceeds from the exercise of stock options and the sale of stock under our 1999 Employee Stock Purchase Plan. In 2002, net cash provided by financing activities resulted primarily from the proceeds from the completion of our public offering in February 2002 of $63.4 million and $2.6 million from the proceeds from the exercise of stock options and the sale of stock under our 1999 Employee Stock Purchase Plan.

We are obligated to make average lease payments of approximately $3.0 million per year through 2023 (subject to an option to exit in 2013) with respect to our Dublin, Ireland facility; approximately $2.2 million per year through 2006 with respect to IONA U.S.'s Waltham, Massachusetts facility; approximately $0.6 million per year through 2006 with respect to our U.S. subsidiary's San Mateo, California facility; approximately $0.3 million per year through 2014 (subject to an option to exit in 2009) with respect to our Reading, U.K. facility; approximately $0.2 million per year through 2007 with respect to IONA U.S.'s New York, New York facility; approximately $0.2 million through 2006 with respect to IONA Japan's Tokyo, Japan facility and approximately $0.1 million through 2006 with respect to our London, U.K. facility.

As of December 31, 2004, future minimum lease payments under contractual operating lease obligations includes approximately $7.6 million provided for as accrued restructuring costs and is included in other accrued liabilities and other non-current liabilities on the consolidated balance sheets.

At December 31, 2004 and 2003 we had $56.4 million and $52.9 million in cash, cash equivalents and marketable securities, respectively. We anticipate our operating expenses will remain relatively stable for the foreseeable future and as a result we intend to fund our operating expenses through cash flows from operations. We expect to use our cash resources to fund capital expenditures as well as acquisitions or investments in complementary businesses, technologies or product lines. We believe that our current cash, cash equivalents and marketable securities and cash flows from operations will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least the next twelve months. The foregoing estimate of the period of time through which our current sources of liquidity will be sufficient to finance our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary.

It is possible that, when needed, adequate funding may not be available to us or, if available, may not be available on terms favorable to us. In addition, we may decide to issue additional equity or debt securities for such funding, which could dilute the ownership of existing shareholders. Any shortfall in our capital resources could result in our limiting the introduction or marketing of new products and services, which could have a material adverse effect on our business, financial condition and results of operations.

C. *Research and Development, Patents and Licenses, etc.*

For a discussion of our research and development activities, patents and licenses, please see Item 4.B. "Business Overview—Product Development and Management" and "Business Overview—Patents and Proprietary Technology."

The total amount spent in the last three years on IONA-sponsored research and development activities is $82.6 million excluding intangible assets and in-process research and development. Of that amount, $17.2 million was spent in 2004, $27.1 million was spent in 2003 and $38.3 million was spent in 2002.

D. *Trend Information*

For information about our expectations regarding our future operating expenses and capital resources, please see Items 5.A. "Operating Results" and 5.B. "Liquidity and Capital Resources."

E. *Off-Balance Sheet Arrangements*

Not Applicable.

F. *Tabular Disclosure of Contractual Obligations*

We lease office space under non-cancelable operating leases with various expiration dates through 2013. Future minimum lease payments under all operating leases as of December 31, 2004 are as follows:

	Payment Due by period				
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
		(U.S. dollars in thousands)			
Operating Lease Obligations	$32,564	$6,725	$8,462	$6,479	$10,898

As of December 31, 2004, approximately $7.6 million of the $32.6 million contractual operating lease obligations has been accrued as a result of our restructuring plans initiated in 2003, 2002, and 2001.

As of December 31, 2004, approximately $0.4 million of contractual severance obligations have been accrued as a result of our restructuring plans in 2004.

G. *Safe Harbor*

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended applies to forward-looking information provided pursuant to Item 5.F above.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. *Directors and Senior Management*

The names of our executive officers and directors as of April 30, 2005, and certain biographical information furnished by them, are set forth below.

Name	Age	Position
Kevin Melia†‡	57	Chairman of the Board
Christopher J. Horn	48	Vice Chairman of the Board
Peter M. Zotto+	60	Chief Executive Officer and Director
Daniel Demmer+	40	Chief Financial Officer
Eric Newcomer+	50	Chief Technology Officer
Christopher M. Mirabile+	38	General Counsel and Secretary
Lawrence E. Alston, Jr.+	43	Vice President of Marketing
William McMurray+	43	Vice President of Worldwide Sales
Sean Baker	46	Chief Scientific Officer and Director
William Burgess†	58	Non-Executive Director
John Conroy†‡	45	Non-Executive Director
Ivor Kenny*‡	75	Non-Executive Director
James D. Maikranz*	59	Non-Executive Director
Francesco Violante*	54	Non-Executive Director

† Member of Audit Committee

* Member of Compensation Committee

‡ Member of Nominating and Corporate Governance Committee

+ Designated as an executive officer of IONA by the Board of Directors on April 14, 2005.

Kevin Melia has served as our Chairman of the Board since May 2003. Mr. Melia served as a non-executive director from May 1994 through May 2003. Mr. Melia served as Chairman of the Board of Manufacturers' Services Limited, an electronics manufacturing outsourcing company from January 2002 to January 2003. From June 1994 to January 2002, Mr. Melia served as Chief Executive Officer of Manufacturers' Services Limited. From January 1992 to June 1994, he was Chief Financial Officer of Sun Microsystems, a workstation manufacturer. In addition, from January 1993 until February 1994, Mr. Melia was President of Sun Microsystems Computer Co., a division of Sun Microsystems. He is also a non-executive director of eircom Group PLC, an Irish based telecommunications company, Lightbridge, Inc., a U.S. based transaction processing software company, Manugistics, Inc., a U.S. based demand and supply chain software solutions company and RadiSys Corp., a U.S. based embedded solutions company.

Christopher J. Horn has served as our Vice Chairman of the Board since April 14, 2005. Dr. Horn served as our Chief Executive Officer and as an executive director from May 2003 until April 14, 2005. Dr. Horn served as our Chairman of the Board since our inception through May 2003. Dr. Horn co-founded IONA in March 1991. He was the initial developer of IONA's Orbix product and served as our President and Chief Executive Officer from our inception until May 2000. Dr. Horn received his Doctorate in Computer Science from Trinity College, Dublin. Dr. Horn is Chairman of the Irish Management Institute (IMI) in Dublin and serves as a director for the charitable organization UNICEF Ireland. Dr. Horn received an honorary Doctor of Science from Trinity College, Dublin and the Gold Medal for Industry from the Industry and Commerce Committee of the Royal Dublin Society in 2001.

Peter M. Zotto has served as our Chief Executive Officer since April 14, 2005. Mr. Zotto has served as an executive director since April 14, 2005. Mr. Zotto served as our Chief Operating Officer from October 2003 until April 14, 2005 and as our President from October 2004 until April 14, 2005. Mr. Zotto is the founder of Claright, a consulting firm specializing in providing marketing expertise to small to mid-sized companies, and served as president of Claright from April 2001 through October 2003. From September 1999 through March 2001, Mr. Zotto was Chief Executive Officer of WBT Systems, Inc., an e-learning software company. Mr. Zotto held a number of executive management positions at Digital Equipment Corporation from 1992 though 1999, including General Manager and Vice President, Workstations Business, Vice President European Sales and Marketing and General Manager, Systems Business Unit. Mr. Zotto holds a B.A. in Political Science from the University of New Hampshire and is a graduate of the Executive Management Program at Harvard Business School.

Daniel Demmer has served as our Chief Financial Officer since May 2000. Mr. Demmer served as our Vice President Finance and Treasurer from February 1998 until May 2000. From 1987 to 1997, Mr. Demmer worked at Digital Equipment Corporation in a variety of positions including Director of Corporate Financial Planning and Analysis and Assistant Corporate Controller. Mr. Demmer holds a B.S. in Finance from the University of Maryland.

Eric Newcomer has served as our Chief Technology Officer since April 2002. From November 1999 to March 2002, he served as our Vice President of Engineering, Web Services Integration Products. Before joining IONA, Mr. Newcomer was a Senior Member of Technical Staff and Manager of the COM+ Expertise Center, Enterprise Application Server Engineering, NT Program Office, at Digital Equipment Corporation/Compaq Computer Corporation from October 1997 to October 1999. Mr. Newcomer is a member of the XML Protocols and Web Services Architecture working groups at the W3C and IONA's Advisory Committee representative to UDDI.org. Mr. Newcomer is a co-author of *Understanding SOA with Web Services* published in December 2004 by Addison Wesley, author of *Understanding Web Services* published in May 2002 by Addison Wesley, co-author of *Principles of Transaction Processing* published in January 1997 by Morgan Kaufman and the author and/or co-author of numerous whitepapers and articles. Mr. Newcomer received his B.A. in American Studies from Antioch College, with a minor in computer science.

Christopher M. Mirabile has served as our General Counsel and Secretary since September 2003. Mr. Mirabile served as our Senior Counsel from 1997 to 2000 and as our Corporate Counsel from 2000 until 2003. Prior to joining IONA, Mr. Mirabile was a lawyer in the business practice group at Testa, Hurwitz & Thibeault, LLP of Boston, Massachusetts. Before beginning his legal practice, Mr. Mirabile was a management consultant with Price Waterhouse LLP in their Strategic Consulting Group. Mr. Mirabile received his J.D. from Boston College Law School and his B.A. from Colgate University.

Lawrence E. Alston, Jr. has served as our Vice President of Marketing since May 2004. Prior to joining IONA, Mr. Alston served as Vice President, Products of Pantero Corporation, a U.S. based data interoperability solutions company, from March 2003 through May 2004. Mr. Alston served as Vice President of Product Management and Strategy from 2000 through 2002 at eXcelon Corporation (formerly known as Object Design, Inc.), a U.S. based software infrastructure, products, services and solutions company, and prior to that held various positions in product management and marketing at eXcelon Corporation from 1993 through 2000. Mr. Alston earned his B.S. degree from University of Massachusetts and his M.B.A. from Northeastern University.

William McMurray has served as our Vice President of Worldwide Sales since January 2004. Prior to joining IONA, Mr. McMurray held senior vice president positions with Parametric Technology Corporation, U.S. based lifecycle management software solution company (PTC), with responsibility for Asia South and then Northern Europe. Before joining PTC in 2001, Mr. McMurray had full responsibility for all software, services and maintenance business for Level 8 Systems, Inc., a U.S. based integration application software company, as the Senior Vice President and General Manager for Europe and Asia Pacific. Mr. McMurray joined Level 8 Systems, Inc. in 1999 with the acquisition of Seer Technologies where he had served as the Vice President for the Americas and Asia Pacific regions. Before joining Seer Information Technology, Inc., a U.S. based software consulting company, in 1995, Mr. McMurray served as National Director of Software Sales for IBM Australia Ltd. Mr. McMurray earned his Bachelor of Economics from Adelaide University.

Sean Baker has served as our Chief Scientific Officer since May 2003. Dr. Baker has served as an executive director since March 1991. Dr. Baker co-founded IONA in March 1991, and served as our Senior Vice President from March 1991 until 1996, as our Executive Vice President, Customer Services from 1996 until 1999, as our Chief Scientific Officer from 1999 until November 2000, as our Executive Vice President and Chief Technology Officer from November 2000 until September 2001, and as our Chief Corporate Scientist from September 2001 though May 2003. From 1981 to 1994, Dr. Baker held a tenured post in the Computer Science Department at Trinity College, Dublin, where he received his Doctorate in computer science.

William Burgess has served as a non-executive director since January 2003. From 1991 to 2002, Mr. Burgess served as Managing Director of IBM Ireland, an Irish subsidiary of IBM Corporation. Mr. Burgess joined IBM in 1967 and held a variety of positions in sales, technology and management. Mr. Burgess serves as a director of Ulster Bank Limited, Ulster Bank Ireland Limited, and First Active PLC, each wholly-owned subsidiaries of the Royal Bank of Scotland. Mr. Burgess is also a director of Fineos Corporation and Software Resources Limited, each an Irish headquartered software company. Mr. Burgess holds a degree in engineering from Trinity College, Dublin.

John Conroy has served as a non-executive director since May 2001. Mr. Conroy has served as Chief Executive Officer and director of Merrion Capital Group Ltd., a Dublin-based stock brokerage and corporate finance company, since 1999. Mr. Conroy also serves as a director for several Merrion Capital Group affiliates eircom Group PLC, an Irish telecommunications company and several eircom Group PLC affiliates, including parent company Valentia Telecommunications Limited. Prior to joining Merrion Capital Group, Mr. Conroy was Head of Equities for the Irish based company NCB Stockbrokers Limited from 1997 to 1999. Mr. Conroy is a chartered engineer and holds an M.B.A. from Trinity College, Dublin.

Ivor Kenny has served as a non-executive director since August 1999. Dr. Kenny, as a Senior Research Fellow at University College Dublin, works with international organizations on their business strategies. He is also the author of eleven books on strategic leadership. He is a director of the Irish based international media and communications group Independent News and Media PLC and a former Chairman of the Irish based Smurfit Paribas Bank and of Odyssey PLC. He was a director of Kerry Group PLC until May 2001. He is also President of the International Management Centres. He was Director General of the Irish Management Institute from 1962 to 1983, Chancellor of the International Academy of Management from 1982 to 1987, Executive-in-Residence at Indiana University in 1986 and a Fulbright Fellow at American universities.

James D. Maikranz has served as a non-executive director since July 2001. Mr. Maikranz was employed by J.D. Edwards & Company, a provider of collaborative software solutions, from October 1998 to March 2001, most recently as senior vice president of worldwide sales. Prior to joining J.D. Edwards & Company, Mr. Maikranz was employed by SAP AG, a provider of e-business software solutions, from January 1992 until September 1998, most recently as senior vice president of sales. Mr. Maikranz was a founder and member of the Board of Directors of the Chaptec Solutions Company, a management consulting firm. Mr. Maikranz has also been an advisory board member for i2 Technologies, Inc., a supply chain optimization company, and is currently on the board of directors of Servigistics, Inc., a global service parts management solutions company, Taleo Corporation (formerly known as Recruitsoft, Inc.), a staffing management services and solutions company, DataSynapse, Inc., a grid computing software application company, and E5 Systems, Inc., a global outsourcing labor firm.

Francesco Violante has served as a non-executive director since May 2001. Mr. Violante served as Regional Vice President of Electronic Data Systems Corp Europe from October 2000 to May 2003. Since May 2003, Mr. Violante has served as Managing Director of SITA, Inc., a Swiss based global airline reservation systems company, and prior to that as Senior Vice President from October 1999 to September 2000. Mr. Violante served as Chief Information Officer of Telecom Italia SpA, an Italian telephone company, from September 1998 to October 1999. Mr. Violante has also held numerous executive management positions at Compaq Corporation Europe and Digital Equipment Corporation.

B. *Compensation*

The following table sets forth information concerning the aggregate compensation paid to our directors and executive officers as a group during the fiscal year ended December 31, 2004:

			Long-Term Compensation	
	Salary and Fees($)	Bonus($)	Number of Securities Underlying Options(#)	Pension Retirement and Similar Benefits($)
All directors and executive officers as a group (12 persons)(1)	$1,783,312	$547,240	1,398,330	$69,998

(1) These amounts do not include compensation paid to persons who were not designated as an executive officer of IONA at any time during the fiscal year ended December 31, 2004.

The following table sets forth information concerning total compensation paid to our directors during the fiscal year ended December 31, 2004:

Name	Salary	Bonus	Director's Fees	Total
Kevin Melia	—	—	$160,500	$160,500
Christopher J. Horn	$309,654	$150,293	—	$459,947
Peter Zotto(1)	$240,000	$112,000	—	$352,000
Sean Baker	$101,983	$ 15,000	—	$116,983
William Burgess	—	—	$ 63,000	$ 63,000
John Conroy	—	—	$ 60,000	$ 60,000
Ivor Kenny	—	—	$ 69,000	$ 69,000
James D. Maikranz	—	—	$ 49,500	$ 49,500
Francesco Violante	—	—	$ 57,000	$ 57,000

(1) Mr. Zotto was appointed as our Chief Executive Officer and a Director on April 14, 2005.

Mr. Zotto entered into an employment agreement with us dated April 14, 2005. In connection with the employment agreement, Mr. Zotto became our Chief Executive Officer and was appointed as a director until our 2005 Annual Meeting, where the Board of Directors will recommend to our shareholders that Mr. Zotto be elected as a director. Mr. Zotto's initial employment term will be for three years, followed by successive one-year employment terms unless terminated in accordance with the employment agreement. Mr. Zotto is entitled to an annual base salary of $320,000 and an annual bonus of up to $224,000, based on the achievement of certain company and individual performance objectives. If Mr. Zotto is terminated by us other than for "Cause" or terminates his employment for "Good Reason", each as defined in the employment agreement, he will be entitled to (a) payment of all "Accrued Obligations", as defined in the employment agreement, (b) lump sum payment of 18 months of his base salary in effect at the termination date, (c) 150% of the target bonus payable to him, and (d) immediate vesting of all unvested stock, stock options, awards and rights to the extent they would have become vested and exercisable if Mr. Zotto's employment had continued to the date that is 18 months after the termination date. In the event Mr. Zotto is entitled to payments and benefits under his change in control agreement dated October 14, 2003, he shall not be entitled to receive any payments, severance or other benefits under the employment agreement, except for the payment of Accrued Obligations.

In 2004, Mr. Melia, who has served as our non-executive Chairman of the Board, received special remuneration in the amount of $84,000 for his service as the Chairman of the Board. In addition, each non-executive director (other than the non-executive Chairman of the Board) received fees of $3,000 per month and $1,500 per meeting attended for service on our Board of Directors, subject to an annual maximum of $48,000 per person. From January 2004 to May 2004, the non-executive Chairman of the Board received fees of $3,000 per month and $1,500 per meeting attended for service on our Board of Directors, subject to an annual maximum of $48,000. From June 2004 to December 2004, the non-executive Chairman of the Board received fees of $3,000 per month and $3,000 per meeting attended for which he served as Chairman, subject to an annual maximum of $72,000. Each committee chairman received $3,000 per meeting of the committee of which he served as chairman, subject to an annual maximum of $12,000 per person. Each committee member (other than the chairmen) received $1,500 per committee meeting attended, subject to an annual per person maximum of $6,000 per committee. All directors were reimbursed for reasonable out-of-pocket travel expenses incurred by them in attending meetings of the Board of Directors or committee meetings.

The following table sets forth information concerning share options granted to our directors and executive officers during the fiscal year ended December 31, 2004:

Name(1)	Number of Options To Purchase Ordinary Shares Granted	Exercise Price Per Share	Expiration Date
Kevin Melia	21,000	$ 3.42	2014
Christopher J. Horn	—	—	—
Peter M. Zotto	70,000	$ 3.26	2014
Daniel Demmer	80,000	$3.26-7.33	2014
Eric Newcomer	55,000	$3.26-7.33	2014
Sean Baker	18,000	$3.26-7.33	2014
Christopher M. Mirabile	55,000	$3.26-7.33	2014
William Burgess	3,000	$ 3.42	2014
John Conroy	3,000	$ 3.42	2014
Ivor Kenny	21,000	$ 3.42	2014
James D. Maikranz	3,000	$ 3.42	2014
Francesco Violante	21,000	$ 3.42	2014

(1) This table does not include options granted to persons who were not designated as an executive officer of IONA at any time during the fiscal year ended December 31, 2004.

All of the share options listed above were granted under the 1997 Share Option Scheme or the 1997 Director Share Option Scheme. For a brief description of each of these option schemes and of arrangements for future grants of options to our executive officers, please see Item 6.E. "Share Ownership."

C. *Board Practices*

The following table sets forth certain information concerning our directors and executive officers as of December 31, 2004:

Name	Office(s) Held	Commencement of Office	Termination/Renewal Date of Office(1)
Kevin Melia	Non-Executive Director	May 1994	2005
	Chairman	May 2003	Not applicable
Christopher J. Horn(2)	Director	March 1991	May 2006
	Chief Executive Officer	May 2003	Not applicable
Peter M. Zotto(3)	President	October 2004	Not applicable
	Chief Operating Officer	October 2003	Not applicable
Daniel Demmer	Chief Financial Officer	May 2000	Not applicable
Eric Newcomer	Chief Technology Officer	April 2002	Not applicable
Sean Baker	Director	March 1991	2005
	Chief Scientific Officer	May 2003	Not applicable
Christopher M. Mirabile	General Counsel	September 2003	Not applicable
	Secretary	September 2003	Not applicable
William Burgess	Non-Executive Director	January 2003	2006
John Conroy	Non-Executive Director	May 2001	2006
Ivor Kenny	Non-Executive Director	August 1999	2007
James D. Maikranz	Non-Executive Director	July 2001	2005
Francesco Violante	Non-Executive Director	May 2001	2007

(1) Unless otherwise indicated, the date of termination or renewal is the date of our Annual General Meeting in the calendar year listed. On April 14, 2005, our Board of Directors designated our executive officers to include only those individuals listed as executive officers in Item 6.A. above.

(2) On April 14, 2005, Dr. Horn appointed non-executive Vice Chairman of our Board of Directors and resigned as our Chief Executive Officer.

(3) On April 14, 2005, Mr. Zotto was appointed our Chief Executive Officer and a Director.

We have not entered into any service agreements with our non-executive directors. We pay each non-executive director fees of $3,000 per month and $1,500 per meeting attended for service on our Board of Directors, subject to an annual maximum of $48,000 per person. In March 2005 the meeting fees payable to the Chairman of the Audit Committee and the members of the Audit Committee were adjusted. Effective from March 2005, we pay the Chairman of the Audit Committee $3,000 for each Audit Committee meeting the Chairman conducts, subject to a maximum aggregate payment of $24,000 per annum. Effective from March 2005, we pay the members of the Audit Committee $1,500 for each Audit Committee meeting they attend, subject to a maximum aggregate payment of $12,000 per annum. We pay the Chairman of the Compensation Committee and the Chairman of the Nominating and Corporate Governance Committee $3,000 per meeting of the committee the Chairman conducts, subject to an annual maximum of $12,000 per person. We pay each Compensation Committee and Nominating and Corporate Governance Committee member (other than the chairmen) $1,500 per committee meeting attended, subject to an annual per person maximum of $6,000 per committee. We pay our non-executive Chairman of the Board of Directors $3,000 per month and $3,000 per meeting attended for which he served as Chairman, subject to an annual maximum of $72,000. In addition, we pay our non-executive Chairman of the Board annual special remuneration of $84,000 for serving as Chairman of the Board of Directors. In addition to the non-executive director fees paid to our non-executive Vice Chairman of the Board ($3,000 per month and $1,500 per meeting attended for service on our Board of Directors, subject to an annual maximum of $48,000), we also pay our non-executive Vice Chairman of the Board annual special remuneration of $42,000 for serving as Vice Chairman of the Board of Directors.

In February 2003, our Board of Directors adopted the Non-Executive Directors Change in Control Plan, a copy of which has been filed as Exhibit 4.12 to our annual report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference. Under this plan, if there is a change in control of IONA, all of the unvested stock options held by our non-executive directors will vest and our non-executive directors will receive additional fees equal to two times the fees payable to them for the year in which the change occurs or for the previous year, whichever are higher.

The executive directors each have contracts of employment. For more information concerning employment agreements and benefits provided to our executive officers upon termination of employment, please see Item 6.B "Compensation" and Item 10.C. "Material Contracts."

Board Committees

Audit Committee. The Audit Committee oversees our accounting and financial reporting process and the audits of our financial statements; recommends independent accounting firms to shareholders for appointment; and approves the fees and other compensation to be paid to the auditors. In January 2004, the Audit Committee was composed of Mr. Conroy, Dr. Kenny and Mr. Melia. In February 2004, the Board elected new members of the Audit Committee and adopted a new charter, a copy of which has been filed as Exhibit 14.2 to our annual report on Form 20-F for the year ended December 31, 2003. Since February 2004, the Audit Committee has been composed of Mr. Conroy, Mr. Melia, and Mr. Burgess. Mr. Burgess currently serves as Chairman of the Audit Committee. The responsibilities of the Audit Committee are set forth in its charter and include reviewing our annual and quarterly financial statements and taking steps to ensure that an independent accounting firm reviews our financial statements prior to our filing them with the Securities and Exchange Commission, the Irish Stock Exchange or other regulatory bodies. The Audit Committee also reviews the terms of all material transactions and arrangements between us and our affiliates at least once each year. The Audit Committee also reviews the performance of our independent accounting firm, their independence and objectivity, and the nature and extent of any non-audit work carried out by them for us and reviews the scope and results of our audit and its costs, effectiveness and the adequacy of the internal financial and accounting controls.

Compensation Committee. The Compensation Committee establishes and reviews overall policy and structure with respect to compensation matters, including the determination of compensation arrangements for our executive directors, executive officers and key employees. The Compensation Committee consults with the Chairman and/or the Chief Executive Officer about their proposals relating to the remuneration of other executive directors and has access to professional advice inside and outside the Company. The Compensation Committee is also responsible for the administration and award of options to purchase shares pursuant to our option schemes and administration of our 1999 Employee Share Purchase Plan. In January 2004, the Compensation Committee was composed of Dr. Kenny, Mr. Melia and Mr. Violante. The Board elected new members of the Compensation Committee in February 2004. Since February 2004, the Compensation Committee has been composed of Dr. Kenny, Mr. Maikranz, and Mr. Violante. Dr. Kenny currently serves as Chairman of the Compensation Committee.

Nominating and Corporate Governance Committee. In March 2004, the Board of Directors reconstituted the Nominating Committee as the Nominating and Corporate Governance Committee and adopted a new charter, a copy of which has been filed as Exhibit 14.3 to our annual report on Form 20-F for the year ended December 31, 2003. Under its charter, the Nominating and Corporate Governance Committee reviews the composition, size and organization of the Board of Directors and makes recommendations to the Board of Directors with regard to any new appointments or adjustments deemed necessary. The Nominating and Corporate Governance Committee reviews and assesses the adequacy of the Code of Business Conduct and Ethics (the Code of Business Conduct) at least annually and monitors compliance with the Code of Business Conduct. In January 2004, the Nominating Committee was composed of Dr. Horn, Mr. Maikranz and Mr. Conroy. In February 2004, the Board elected new members of the Nominating Committee. Since February 2004, the Nominating and Corporate Governance Committee has been composed of Mr. Melia, Dr. Kenny and Mr. Conroy. Mr. Melia currently serves as Chairman of the Nominating and Corporate Governance Committee.

D. *Employees*

For a discussion regarding our employees, please see Item 4.B. "Business Overview — Employees."

The following table sets forth information concerning the number of persons employed by us at the end of each of our last three fiscal years:

	As of December 31,		
	2004	2003	2002
Product Development and Management	131	123	197
Services	53	62	102
Marketing	17	18	25
Sales	93	97	209
Finance and Administration	52	53	95
Total	346	353	628

E. *Share Ownership*

The following table sets forth certain information as of April 30, 2005 concerning the share ownership and outstanding share options of those individuals serving as directors and executive officers during the fiscal year ended December 31, 2004.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares(1)	Number of Ordinary Shares Which May be Acquired Under Option Schemes	Range of Exercise Price of Options	Expiration Date of Options
Kevin Melia	24,444	*	184,250	$ 2.25-74.50	2009-2014
Christopher J. Horn(2)	2,338,414	6.73%	200	$13.63-18.75	2008-2009
Peter M. Zotto(3)	—	—	620,000	$ 3.00-5.30	2013-2015
Daniel Demmer	11,000	—	264,113	$ 1.99-7.33	2013-2015
Eric Newcomer	5,234	*	169,632	$ 1.99-7.33	2013-2015
Sean Baker	1,170,885	3.37%	77,700	$ 1.99-7.33	2008-2014
Christopher M. Mirabile	200	*	142,101	$ 1.99-7.33	2013-2015
John Conroy	18,000	*	57,000	$ 2.25-43.15	2011-2014
Ivor Kenny	11,800	*	74,334	$ 2.25-74.50	2009-2014
James Maikranz	—	—	39,000	$ 2.25-33.80	2011-2014
Francesco Violante	1,300	*	57,000	$ 2.25-43.15	2011-2014
William Burgess	5,000	*	33,000	$ 3.27-3.42	2013-2014

* Represents less than 1% of outstanding ordinary shares.

(1) The percentage of outstanding ordinary shares is based on 34,764,765 ordinary shares outstanding as of April 30, 2005, which excludes an aggregate of up to 282,383 ordinary shares issuable as of April 30, 2005 to the former Netfish shareholders prior to reduction for indemnification payments to which we may be entitled.

(2) Dr. Horn resigned as our Chief Executive Officer on April 14, 2005.

(3) Mr. Zotto was appointed as our Chief Executive Officer and a Director on April 14, 2005.

The following is a brief description of each of our share option schemes:

Executive Share Option Scheme

In 1995, we adopted the Executive Share Option Scheme, under which we reserved 1,125,500 ordinary shares for issuance. Options under the Executive Share Option Scheme may only be granted to our directors and full-time employees or those of one of our subsidiaries and must have an exercise price that is not less than the par value of the ordinary shares. Options lapse when not exercised:

- within seven years of the date of grant;
- twelve months after the death of an optionee; or
- prior to termination of the optionee's employment for any reason, although our Board of Directors has discretion to delay lapse in individual cases.

As of December 31, 2004, an aggregate of 13,170 of our ordinary shares remain issuable upon the exercise of options outstanding and options available for grant under the Executive Share Option Scheme. Pursuant to the terms of the Executive Share Option Scheme, we may not grant options under the scheme after May 19, 2005.

1997 Share Option Scheme

Our Board of Directors and shareholders approved the 1997 Share Option Scheme in 1997, and approved amendments in 1998, 2000 and 2001 to increase the number of ordinary shares reserved for issuance under the 1997 Share Option Scheme. The 1997 Share Option Scheme, as amended, provides for the issuance of up to 12,900,000 of our ordinary shares pursuant to share option grants to our employees, consultants, directors and officers. Generally, under the 1997 Share Option Scheme, options are not transferable by the option holder except by will or by the laws of descent and distribution. Options granted under the 1997 Share Option Scheme expire ten years from the date of grant or five years from the date of grant in the case of an incentive stock option granted to an employee holding more than 10% of our total combined voting power.

Subject to the provisions of the 1997 Share Option Scheme, the Compensation Committee has the authority to select the optionees and determine the terms of the options granted, including:

- the number of shares subject to each option;
- the date the option becomes exercisable;
- the exercise price of the option (which in the case of an incentive stock option cannot be less than the market price of the ordinary shares as of the date of grant or, in the case of an employee holding more than 10% of the combined voting power of IONA, 110% of the market price of the ordinary shares as of the date of grant);
- the duration of the option; and
- the time, manner and form of payment upon exercise of an option.

As of December 31, 2004, an aggregate of 9,816,261 of our ordinary shares remain issuable upon the exercise of options outstanding and options available for grant under the 1997 Share Option Scheme.

1997 Director Share Option Scheme

Our Board of Directors and shareholders approved the 1997 Director Share Option Scheme in 1997, and approved an amendment in 2002 to increase the number of ordinary shares reserved for issuance under the 1997 Director Share Option Scheme from 250,000 to 500,000 shares. The 1997 Director Share Option Scheme provides for the automatic grant of options at periodic intervals to our non-employee directors.

Under the 1997 Director Share Option Scheme, each of our directors who is not also one of our employees or officers will automatically receive an option to purchase 30,000 ordinary shares on the date such person is first elected to our Board of Directors. In addition, each non-employee director will automatically receive (1) an option to purchase an additional 21,000 ordinary shares at the time of each annual meeting of shareholders at which such director is re-elected by rotation and (2) an option to purchase an additional 3,000 ordinary shares at the time of each other annual meeting of shareholders following which such person will continue to serve as a director without re-election, provided, however, that such person has participated in no fewer than 75% of the meetings of our Board of Directors held in the period measured from the date of the previous annual meeting of shareholders and provided also that no option to purchase ordinary shares will be granted to a non-employee director unless at least one year has elapsed since the date on which the non-employee director was granted an option to purchase 30,000 ordinary shares on his first election to our Board of Directors. The exercise price per share for all options granted under the 1997 Director Share Option Scheme will be equal to the fair market value of the ordinary shares on the date of grant. All options granted under the 1997 Director Share Option Scheme are exercisable in three equal annual installments, beginning on the date of grant of the option. The options accelerate and become exercisable in full, however, in the event the optionholder's service on our Board of Directors ceases by reason of his or her death or permanent disability or in the event of an acquisition of IONA. The term of each option will be for a period of ten years from the date of grant. As of December 31, 2004, an aggregate of 446,000 ordinary shares remain issuable upon the exercise of options outstanding and options available for grant under the 1997 Director Share Option Scheme.

Genesis Development Corporation 1997 Stock Option Plan

In connection with our 2000 acquisition of Genesis Development Corporation (Genesis), all of the outstanding stock options under the Genesis Development Corporation 1997 Stock Option Plan were converted into options to purchase our ordinary shares. As of December 31, 2004, an aggregate of 228 of our ordinary shares remained reserved for issuance upon exercise of the outstanding converted Genesis stock options. We do not intend to grant any more options under the Genesis 1997 Stock Option Plan.

Object-Oriented Concepts, Inc. Stock Option Plan

In connection with our 2001 acquisition of Object-Oriented Concepts, Inc. (OOC), all of the outstanding stock options under the Object-Oriented Concepts, Inc. Stock Option Plan were converted into options to purchase our ordinary shares. As of December 31, 2004, there were no outstanding options under the OOC Stock Option Plan. We do not intend to grant any more options under the OOC Stock Option Plan.

Netfish Technologies, Inc. 1999 Stock Option Plan

In connection with our 2001 acquisition of Netfish Technologies, Inc. (Netfish), all of the outstanding stock options under the Netfish Technologies, Inc. 1999 Stock Option Plan were converted into options to purchase our ordinary shares. As of December 31, 2004, an aggregate of 29,366 of our ordinary shares remained reserved for issuance upon exercise of the outstanding converted Netfish stock options. We do not intend to grant any more options under the Netfish 1999 Stock Option Plan.

1999 Employee Share Purchase Plan

In 1999, we established a qualified Employee Share Purchase Plan. Our Board of Directors and shareholders approved in 2003 an amendment to the 1999 Employee Share Purchase Plan to increase the number of our ordinary shares issuable under the plan to 2,000,000. All of our employees and employees of our participating subsidiaries who are employed full-time for more than five months in any calendar year are eligible to participate. The purchase price per ordinary share for each payment period (a six-month period commencing February 1 and August 1 and ending July 31 and January 31, respectively, in each year) is the lesser of (1) 85% of the average market price of our ADSs on the first business day of the payment period and (2) 85% of the average market price of our ADSs on the last business day of the payment period, in either event rounded up to the nearest cent. In each payment period, an employee may authorize payroll deductions in an amount not less than 1% but not more than 10% of the employee's salary for participation in the 1999 Employee Share Purchase Plan. Rights under the 1999 Employee Share Purchase Plan terminate in certain specified events including retirement, resignation and death. Once enrolled, an employee may withdraw from the 1999 Employee Share Purchase Plan (in whole but not in part) at any time prior to the last day of a six month payment period by delivering a written withdrawal notice to IONA. An employee who has previously withdrawn must file a new authorization at least ten days before the first day of the next payment period in which he or she wishes to participate. Unless terminated sooner, the 1999 Employee Share Purchase Plan terminates on June 9, 2009. As of December 31, 2004, 1,096,984 shares have been issued under the 1999 Employee Share Purchase Plan.

Item 7. Major Shareholders and Related Party Transactions

A. *Major Shareholders*

The following table sets forth, as of April 30, 2005, the number of ordinary shares owned by all shareholders who we know to own beneficially more than five percent (5%) of our ordinary shares.

In addition, Bank of Ireland Nominees Ltd. is currently the nominee holder of Deutsche Bank Trust Company Americas, as depositary under the Amended and Restated Deposit Agreement dated as of April 26, 2004 among us, the depositary and the holders and beneficial owners of American Depositary Shares, or ADSs, evidenced by American Depositary Receipts, or ADRs, issued thereunder, and as such, as of April 30, 2005, is the holder of record of 28,130,750 ADSs representing the 28,130,750 ordinary shares deposited under the deposit agreement. Bank of Ireland Nominees Ltd. is not the beneficial owner of the shares as determined in accordance with the rules of the Securities and Exchange Commission.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and is based on 34,764,765 ordinary shares outstanding as of April 30, 2005, which excludes an aggregate of up to 282,383 ordinary shares issuable as of April 30, 2005 to the former Netfish shareholders prior to reduction for indemnification payments to which we may be entitled. For the purposes of calculating the number of ordinary shares and the percentage beneficially owned by a person or entity, ordinary shares issuable by us to that person or entity pursuant to options which may be exercised within 60 days of April 30, 2005 are deemed to be beneficially owned and outstanding. Except as otherwise indicated, each shareholder named in the following table has sole voting and investment power with respect to the shares set forth opposite that shareholder's name.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
Christopher J. Horn(1)	2,338,614	6.73%
Schroder Investment Management International Ltd.(2)	3,389,090	9.75%
Gartmore Investment Limited(3)	2,053,475	5.91%

(1) Includes 200 ordinary shares subject to outstanding share options that are exercisable within the 60-day period following April 30, 2005.

(2) Schroder Investments Management International Ltd. filed a Schedule 13G on February 11, 2005, in which Schroder Investments Management International Ltd. reported that it beneficially owned an aggregate of 3,389,090 ADRs as of December 31, 2004.

(3) Gartmore Investment Limited reported to us on August 30, 2004 that it and its affiliates, Gartmore Fund Managers and Gartmore Global Partners, beneficially owned an aggregate of 2,053,475 ADRs as of August 25, 2004.

We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

Our major shareholders do not have different voting rights than other shareholders.

As of April 30, 2005, 0.2% of our ordinary shares are held of record in ordinary share form by 38 U.S. holders, excluding up to 282,383 ordinary shares issuable as of April 30, 2005 to the former Netfish shareholders.

B. *Related Party Transactions*

For information concerning fees we paid to our directors in 2004 and the employment arrangement with our Chief Executive Officer, please see Item 6.B. "Compensation." For information concerning fees that we currently pay to our non-executive directors for their service in their capacity as directors, please see Item 6.C. "Board Practices." For information concerning agreements with our executive officers, please see Item 10.C. "Material Contracts."

In July 2003, we engaged K Capital Source Limited (K Capital) to provide us with capital market communication and advisory services. Mark Kenny, a principal of K Capital, is the son of one of our directors, Dr. Ivor Kenny. Under our agreement with K Capital, we pay $40,000 per fiscal quarter for such services.

C. *Interests of Experts and Counsel*

Not required.

Item 8. FINANCIAL INFORMATION

A. *Consolidated Financial Statements and Other Financial Information*

Please see Item 18 "Financial Statements" for our Consolidated Financial Statements. In addition, for information regarding the percentages and amounts of our revenues from customers located in the United States and outside of the United States, please see Item 5.A. "Operating Results" and Note 18 of Notes to Consolidated Financial Statements.

Legal Proceedings

As of the date of this annual report, we are not a party to any legal proceeding, which, if resolved or determined adversely to us, would have a material adverse effect on our business, financial condition and results of operation. We, however, have in the past been and may in the future be subject to claims and litigation in the ordinary course of business. In the event that any such claims or litigation are material and are resolved against us, such outcomes or resolutions could have a material adverse effect on our business, financial condition or results of operations.

Dividend Distribution Policy

We do not expect to pay dividends in the foreseeable future.

B. *Significant Changes*

On April 14, 2005, Peter M. Zotto was appointed as Chief Executive Officer and a director and Dr. Christopher J. Horn was appointed non-executive Vice Chairman of our Board of Directors. For information concerning the employment arrangement with Mr. Zotto, please see Item 6.B. "Compensation."

Item 9. The Offer and Listing

A. *Offer and Listing Details*

Market Price Information

Our ordinary shares have been listed as a secondary listing on the Official List of the Irish Stock Exchange since December 19, 1997. By virtue of such listing being a secondary listing, we are not subject to the same ongoing regulatory requirements as those which would apply to an Irish company with a primary listing on the Irish Stock Exchange, including the requirement that certain transactions receive the approval of shareholders. For further information, shareholders should consult their own financial advisors. The following table sets forth the high and low sales prices of our ordinary shares for the fiscal years, the fiscal quarters and the months indicated:

	High	Low
Year Ended December 31, 2000	€106.00	€40.64
Year Ended December 31, 2001	€ 73.50	€ 8.30
Year Ended December 31, 2002	€ 29.75	€ 1.70
Year Ended December 31, 2003	€ 4.95	€ 1.27
Year Ended December 31, 2004	€ 7.54	€ 2.32
Year Ended December 31, 2003		
First Quarter	€ 3.15	€ 1.80
Second Quarter	€ 2.15	€ 1.27
Third Quarter	€ 3.00	€ 1.80
Fourth Quarter	€ 4.95	€ 2.20
Year Ended December 31, 2004		
First Quarter	€ 7.54	€ 4.17
Second Quarter	€ 7.50	€ 3.40
Third Quarter	€ 4.00	€ 2.32
Fourth Quarter	€ 4.22	€ 3.00
Year Ended December 31, 2005		
First Quarter	€ 4.80	€ 2.90
Month Ended		
November 2004	€ 4.22	€ 3.02
December 2004	€ 4.00	€ 3.70
January 2005	€ 4.45	€ 3.70
February 2005	€ 4.80	€ 3.60
March 2005	€ 3.75	€ 2.90
April 2005	€ 3.21	€ 2.36

Our American Depositary Receipts (ADRs), evidencing American Depositary Shares (ADSs), which represent ordinary shares deposited with the Depositary under the Deposit Agreement dated as of April 26, 2004 among IONA, Deutsche Bank Trust Company Americas and the holders from time to time of ADRs, have been traded in the United States on the Nasdaq National Market (Nasdaq) since our initial public offering on February 25, 1997. Currently, our ADRs are trading under the symbol "IONA." Deutsche Bank Trust Company Americas serves as Depositary for our ADRs. Currently, each ADR evidences one ADS and each ADS represents one ordinary share. The following table sets forth the high and low sales prices of our ADRs for the fiscal years, the fiscal quarters and the months indicated:

	High	Low
Year Ended December 31, 2000	$102.00	$38.00
Year Ended December 31, 2001	$ 66.44	$ 6.90
Year Ended December 31, 2002	$ 27.14	$ 1.65
Year Ended December 31, 2003	$ 5.90	$ 1.23

	High	Low
Year Ended December 31, 2004	$ 9.46	$ 2.50
Year Ended December 31, 2003		
First Quarter	$ 3.44	$ 1.97
Second Quarter	$ 2.65	$ 1.23
Third Quarter	$ 3.542	$ 2.00
Fourth Quarter	$ 5.90	$ 2.40
Year Ended December 31, 2004		
First Quarter	$ 9.46	$ 5.01
Second Quarter	$ 9.19	$ 3.96
Third Quarter	$ 4.87	$ 2.50
Fourth Quarter	$ 5.55	$ 3.69
Year Ended December 31, 2005		
First Quarter	$ 5.95	$ 3.75
Month Ended		
November 2004	$ 5.55	$ 3.76
December 2004	$ 5.50	$ 4.80
January 2005	$ 5.70	$ 4.50
February 2005	$ 5.95	$ 4.71
March 2005	$ 5.00	$ 3.75
April 2005	$ 4.10	$ 2.96

B. ***Plan of Distribution***

Not required.

C. ***Markets***

Our ordinary shares have been listed as a secondary listing on the Official List of the Irish Stock Exchange since December 19, 1997. Our ADRs have been traded in the United States on Nasdaq since our initial public offering on February 25, 1997.

D. ***Selling Shareholders***

Not required.

E. ***Dilution***

Not required.

F. ***Expenses of the Issue***

Not required.

Item 10. ADDITIONAL INFORMATION

A. *Share Capital*

Not required.

B. *Memorandum and Articles of Association*

Memorandum and Articles of Association

Our Memorandum of Association, as amended, filed as Exhibit 3.3 to our Registration Statement on Form F-1 (File No. 333-6396) and our Restated Articles of Association, as amended, filed as Exhibit 4.2 to our Registration Statement on Form S-8 (File No. 333-11384) are incorporated herein by reference. In addition, we incorporate by reference the "Description of Share Capital" included in our Registration Statement on Form F-3 (File No. 333-81212). Except as provided in this annual report, there are no limitations on the rights to own our ordinary shares. The Transfer Agent and Registrar for our ordinary shares is Computershare Investor Services (Ireland) Limited, Ireland. The Transfer Agent and Registrar for our ADRs is Deutsche Bank Trust Company Americas.

Nasdaq Stock Market Corporate Governance Disclosures

Nasdaq rules require any foreign issuer that follows home country practice in lieu of any qualitative listing requirement to disclose in its annual reports filed with the Securities and Exchange Commission that it does not follow such qualitative listing requirement and to describe the home country practice followed by the issuer in lieu of such requirement. At the time of our initial public offering in February 1997, we were granted an exemption from the minimum quorum requirement for meetings of the holders of our Ordinary Shares. In lieu of complying with the Nasdaq minimum quorum requirement, we have adhered since the time of our initial public offering, and we will continue to adhere, to the accepted practice in Ireland, our home country, that three (3) or more persons entitled to vote, each being a member or a proxy for a member or a duly authorized representative of a corporate member, shall constitute a quorum at general meetings of our shareholders.

C. *Material Contracts*

We have entered into Change in Control Agreements with our executive officers, the form of which has been filed as Exhibit 4.13 to our annual report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference. Under each of these agreements, if there is a change in control of IONA and the surviving company does not assume IONA's stock option plans or provide the executive officer with comparable substitute options, the executive officer's unvested stock options will vest. In addition, if the executive officer's employment is terminated (1) without cause within the period beginning three months prior to the announcement of the change in control and ending two years after the change in control or (2) by the executive officer for good reason within two years after the change in control, the executive officer's unvested stock options will vest and the executive officer will be entitled to continued health, vision and dental insurance benefits and a severance payment. The executive officer's severance payment will equal two times the sum of the executive officer's highest annual base salary during the period commencing immediately prior to the change of control through the date of termination and highest annual target bonus during the period commencing the calendar year prior to the change of control through the calendar year of the date of termination. In addition, from time to time, on a discretionary basis, we offer severance benefits to our employees, including our executive officers, in the event of employment termination under certain circumstances. We may suspend or discontinue offering severance benefits at any time.

For information concerning the employment agreement with our Chief Executive Officer, please see Item 6.B. "Compensation."

For information on additional material contracts, please see Item 4, "Information on the Company."

D. ***Exchange Controls***

Irish exchange control regulations ceased to apply from and after December 31, 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which includes shares or depositary receipts of Irish companies such as us, and dividends and redemption proceeds (subject to the withholding where appropriate of withholding tax as described under Item 10.E. "Taxation") are freely transferable to non-resident holders of such securities.

The Financial Transfers Act, 1992 was enacted in December 1992. This Act gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries. Financial transfers are broadly defined and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADRs representing shares issued by an Irish incorporated company, like our ADRs, and associated payments may fall within this definition. In addition, dividends or interest payments or payments on redemption or purchase of shares, debentures or other securities in an Irish incorporated company and payments on a liquidation of an Irish incorporated company would fall within this definition. Currently, orders under this Act prohibit any financial transfers with respect to funds, financial assets or economic resources belonging to: certain persons or entities associated with Osama bin Laden, the al-Qaeda network and the Taliban of Afghanistan; certain persons related to governmental functions in Burma/Myanmar; senior members of the Zimbabwean government; Slobodan Milosevic and persons associated with Slobodan Milosevic; certain persons or entities associated with Iraq; certain persons formerly related to governmental functions in Liberia or any person, entity or body listed in EC Counter Terrorism measures (Council Decision 2004/306/EC).

We do not anticipate that orders under the Financial Transfers Act, 1992 will have a material effect on our business, results of operations or financial condition.

E. ***Taxation***

Irish Tax Considerations

The following is a general summary of certain Irish tax consequences applicable to Irish Holders and U.S. Holders (as defined below in this summary) in respect of the purchase, ownership and disposition of ordinary shares or ADSs evidenced by ADRs.

This summary is based on Irish taxation laws currently in force, regulations promulgated thereunder, the current provisions of the Ireland-United States Double Taxation Convention (the Treaty), specific proposals to amend any of the forgoing publicly announced prior to the date hereof and the currently published administrative practices of the Irish Revenue Commissioners, all as of the date of this annual report. Taxation laws are subject to change, from time to time, and no representation is or can be made as to whether such laws will change, or what impact, if any, such changes will have on the statements contained in this summary. It is assumed that any proposed amendments will be enacted in the form proposed. No assurance can be given that proposed amendments will be enacted as proposed, or that legislative or judicial changes, or changes in administrative practice, will not modify or change the statements expressed herein.

This summary is of a general nature only. It does not constitute legal or tax advice nor does it discuss all aspects of Irish taxation that may be relevant to any particular Irish Holder or U.S. Holder of ordinary shares or ADSs.

HOLDERS OF ORDINARY SHARES OR ADSs ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF IRISH TAXATION LAWS TO THEIR PARTICULAR CIRCUMSTANCES IN RELATION TO THE PURCHASE, OWNERSHIP OR DISPOSITION OF ORDINARY SHARES OR ADSs.

The summary only applies to Irish Holders and U.S. Holders that legally and beneficially hold their ordinary shares or ADSs evidenced by ADRs as capital assets (i.e. investments) and does not address special classes of holders including, but not limited to, dealers in securities, insurance companies, pension schemes, employee share ownership trusts, collective investment undertakings, charities, tax-exempt organizations, financial institutions and close companies, each of which may be subject to special rules not discussed below.

(i) Irish Tax Considerations Applicable to Irish Holders

For the purposes of this summary, an "Irish Holder" means a holder of ordinary shares or ADSs evidenced by ADRs that (i) beneficially owns the ordinary shares or ADSs registered in their name; (ii) in the case of individual holders, are resident, ordinarily resident and domiciled in Ireland under Irish taxation laws; (iii) in the case of holders that are companies, are resident in Ireland under Irish taxation laws; and (iv) are not also resident in any other country under any double taxation agreement entered into by Ireland.

For Irish taxation purposes, Irish Holders of ADSs will be treated as the owners of the underlying ordinary shares represented by such ADSs.

Taxation of Dividends

We do not expect to pay dividends in the foreseeable future. Should we begin paying dividends, such dividends will generally be subject to dividend withholding tax (DWT) in Ireland at the standard rate of income tax (currently 20%). Where DWT applies, we will be responsible for withholding such tax at source.

Corporate Irish Holders will generally be entitled to claim an exemption from DWT by delivering a declaration to us in the form prescribed by the Irish Revenue Commissioners. Such corporate Irish Holders will generally not otherwise be subject to Irish tax in respect of dividends received.

Individual Irish Holders will be subject to income tax on the gross amount of any dividend (that is the amount of the dividend received plus any DWT withheld), at their marginal rate of tax (currently either 20% or 42% depending on the individual's circumstances). Individual Irish Holders will be able to claim a credit against their resulting income tax liability in respect of DWT withheld.

Individual Irish Holders may, depending on their circumstances, also be subject to the Irish health levy of 2% and pay related social insurance contribution of up to 3% in respect of their dividend income.

Disposals of Ordinary Shares or ADSs

Irish Holders that acquire ordinary shares or ADSs will generally be considered, for Irish tax purposes, to have acquired their ordinary shares or ADSs at a base cost equal to the amount paid for the ordinary shares or ADSs. On subsequent dispositions, ordinary shares or ADSs acquired at an earlier time will generally be deemed, for Irish tax purposes, to be disposed of on a "first in first out" basis before ordinary shares or ADSs acquired at a later time.

Irish Holders that dispose of their ordinary shares or ADSs will be subject to Irish capital gains tax (CGT) to the extent that the proceeds realized from such disposition exceed the indexed base cost of the ordinary shares or ADSs disposed of and any incidental expenses. The current rate of CGT is 20%. Indexation of the base cost of the ordinary shares or ADSs will only be available up to December 31, 2002, and only in respect of ordinary shares or ADSs held for more than 12 months prior to their disposal.

Irish Holders that have unutilized capital losses from other sources in the current, or any previous tax year, can generally apply such losses to reduce gains realized on the disposal of the ordinary shares or ADSs.

An annual exemption allows individuals to realize chargeable gains of up to €1,270 in each tax year without giving rise to CGT. This exemption is specific to the individual and cannot be transferred between spouses. Irish Holders are required, under Ireland's self-assessment system, to file a tax return reporting any chargeable gains arising to them in a particular tax year.

Where disposal proceeds are received in a currency other than euro they must be translated into euro amounts to calculate the amount of any chargeable gain or loss. Similarly, acquisition costs denominated in a currency other than euro must be translated at the date of acquisition into euro amounts.

Irish Holders that realize a loss on the disposition of ordinary shares or ADSs will generally be entitled to offset such allowable losses against capital gains realized from other sources in determining their CGT liability in a year. Allowable losses which remain unrelieved in a year may generally be carried forward indefinitely for CGT purposes and applied against capital gains in future years.

Transfers between spouses will not give rise to any chargeable gain or loss for CGT purposes with the acquiring spouse acquiring the same pro rata base cost and acquisition date as that of the transferring spouse.

Capital Acquisitions Tax

A gift or inheritance of ordinary shares or ADSs will fall within the charge to Irish capital acquisitions tax (CAT). CAT is currently chargeable at a rate of 20% on the value of gifts or inheritances above specified tax free thresholds. Different classes of tax free thresholds apply depending upon the relationship between the donor and the recipient. These tax free thresholds are also affected by the value of previous gifts or inheritances received since December 5, 1991. CAT is generally payable by the recipient of the gift or inheritance. Gifts or inheritances between spouses are not subject to Irish CAT. Effective January 1, 2003, gifts of up to €3,000 of the total value of all gifts received from any one individual in any year up to December 31 can be received without triggering a charge to CAT. This exemption does not generally apply to inheritances. Where a charge to CGT and CAT arises on the same event, CAT payable on the event can be reduced by the amount of the CGT payable.

Stamp Duty

Irish stamp duty, which is a tax imposed on certain documents, is payable on all transfers of ordinary shares (other than transfers made between spouses, transfers made between 90% associated companies, or certain other exempt transfers) regardless of where the document of transfer is executed. Irish stamp duty is also payable on electronic transfers of ordinary shares.

A transfer of ordinary shares made as part of a sale or gift will generally be stampable at the ad valorem rate of 1% of the value of the consideration received for the transfer, or, if higher, the market value of the shares transferred. A minimum stamp duty of €1.00 will apply to a transfer of ordinary shares. Where the consideration for a sale is expressed in a currency other than euro, the duty will be charged on the euro equivalent calculated at the rate of exchange prevailing at the date of the transfer.

Transfers of ordinary shares where no beneficial interest passes (e.g. a transfer of shares from a beneficial owner to a nominee), will generally be exempt from stamp duty if the transfer form contains an appropriate certification, otherwise a nominal stamp duty rate of €12.50 will apply.

Transfers of ADRs (representing ADSs) by Irish Holders are generally exempt from Irish stamp duty.

Transfers of ordinary shares from the Depositary or the Depositary's custodian upon surrender of ADRs for the purposes of withdrawing the underlying ordinary shares from the ADS/ADR system, and transfers of ordinary shares to the Depositary or the Depositary's custodian for the purposes of transferring ordinary shares onto the ADS/ADR system, will be stampable at the ad valorem rate of 1% of the value of the shares transferred if the transfer relates to a sale or contemplated sale or any other change in the beneficial ownership of ordinary shares. Such transfers will be exempt from Irish stamp duty if the transfer does not relate to or involve any change in the beneficial ownership in the underlying ordinary shares and the transfer form contains the appropriate certification. In the absence of an appropriate certification, stamp duty will be applied at the nominal rate of €12.50.

The person accountable for the payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for consideration less than the market value, both parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in liability for interest, penalties and fines.

(ii) Irish Tax Considerations Applicable to U.S. Holders

Solely for the purposes of this summary of Irish Tax Considerations, a "U.S. Holder" means a holder of ordinary shares or ADSs evidenced by ADRs that (i) beneficially owns the ordinary shares or ADSs registered in their name; (ii) is resident in the United States for the purposes of the Treaty; (iii) in the case of an individual holder, is not also resident or ordinarily resident in Ireland for Irish tax purposes; (iv) in the case of a corporate holder, is not a resident in Ireland for Irish tax purposes and is not ultimately controlled by persons resident in Ireland; and (v) is not engaged in any trade or business and does not perform independent personal services through a permanent establishment or fixed base in Ireland.

For Irish taxation purposes, and for the purposes of the Treaty, U.S. Holders of ADSs will be treated as the owners of the underlying ordinary shares represented by such ADSs.

Taxation of Dividends

We do not expect to pay dividends in the foreseeable future. Should we begin paying dividends, such dividends will generally be subject to dividend withholding tax (DWT) in Ireland at the standard rate of income tax (currently 20%). Where DWT applies, we will be responsible for withholding such tax at source.

Dividends paid by us to U.S. Holders of ordinary shares will be exempt from DWT if, prior to the payment of such dividends, the recipient U.S. Holder delivers to us a declaration, a certificate of residency and, in the case of U.S. Holders that are corporations, an auditor's certificate, each in the form prescribed by the Irish Revenue Commissioners.

Special DWT arrangements may be available to U.S. Holders of ADSs evidenced by ADRs, as the Depositary for the ADSs (Deutsche Bank Trust Company Americas, the depositary under the Deposit Agreement dated as of April 26, 2004 among IONA, Deutsche Bank Trust Company Americas and the holders from time to time of ADSs issued thereunder) has entered into an intermediary agreement with the Irish Revenue Commissioners for DWT purposes. Under such an agreement, it is possible for the Depositary to receive dividends from us and pass such dividends onto U.S. Holders of ADSs on a gross basis, without DWT, if either:

- the ADR register maintained by the Depositary shows the U.S. Holder as having a U.S. address on the register; or
- where there is an intermediary between the Depositary and the beneficial holder of ADSs, the Depositary receives confirmation from the intermediary that the beneficial owner's address in the intermediary's records is in the U.S.

Where the above procedures have not been complied with and DWT is withheld from dividend payments to U.S. Holders of ordinary shares or ADSs evidenced by ADRs, such U.S. Holders can apply to the Irish Revenue Commissioners claiming a full refund of DWT paid by filing a declaration, a certificate of residency and, in the case of U.S. Holders that are corporations, an auditor's certificate, each in the form prescribed by the Irish Revenue Commissioners.

The DWT rate applicable to U.S. Holders is reduced to 5% under the terms of the Treaty for corporate U.S. Holders holding 10% or more of our voting shares, and to 15% for other U.S. Holders. While this will, subject to the application of Article 23 of the Treaty, generally entitle U.S. Holders to claim a partial refund of DWT from the Irish Revenue Commissioners, U.S. Holders will, in most circumstances, likely prefer to seek a full refund of DWT under Irish domestic legislation.

Capital Gains on Disposals of Ordinary Shares or ADSs

U.S. Holders will not be subject to Irish capital gains tax (CGT) on the disposal of ordinary shares or ADSs provided that such ordinary shares or ADSs are quoted on a stock exchange at the time of disposition. A stock exchange for this purpose includes, among others, the Irish Stock Exchange (ISE) or the Nasdaq National Market (NASDAQ). While it is our intention to continue the quotation of our ordinary shares on the ISE and the quotation of ADSs on NASDAQ, no assurances can be given in this regard.

If, for any reason, our ADSs cease to be quoted on NASDAQ and our ordinary shares cease to be quoted on the ISE, U.S. Holders will not be subject to CGT on the disposal of their ordinary shares or ADSs provided that the ordinary shares or ADSs do not, at the time of the disposal, derive the greater part of their value from land, buildings, minerals, or mineral rights or exploration rights in Ireland.

Irish Capital Acquisitions Tax

A gift or inheritance of ordinary shares or ADSs will fall within the charge to Irish capital acquisitions tax (CAT) because our ordinary shares are considered to be Irish property for CAT purposes. CAT is currently chargeable at a rate of 20% on the value of gifts or inheritances above specified tax free thresholds. Different classes of tax free thresholds apply depending upon the relationship between the donor and the recipient. These tax free thresholds are also affected by the value of previous gifts or inheritances received since December 5, 1991. Gifts or inheritances between spouses are not subject to CAT.

Effective January 1, 2003, gifts of up to €3,000 of the total value of all gifts received from any one individual in any year up to December 31 can be received without triggering a charge to CAT. This exemption does not generally apply to inheritances.

In a case where an inheritance of ordinary shares or ADSs is subject to both CAT and U.S. federal estate tax, the Estate Tax Convention between Ireland and the U.S. should allow for the crediting, in whole or in part, of the CAT against the U.S. federal estate tax payable. Similar relief is not available in a case where a gift of ordinary shares or ADSs evidenced by ADRs is subject both to CAT and U.S. federal gift tax as the Estate Tax Convention only applies to estate taxes.

Stamp Duty

Irish Stamp Duty will apply to transfers of ordinary shares or ADSs by U.S. Holders on the same basis as outlined above for Irish Holders.

Certain U.S. Federal Income Tax Considerations

The following discussion summarizes certain of the material U.S. federal income tax considerations for U.S. Holders from the purchase, ownership and disposition of our ordinary shares or ADSs which evidence the ADRs. The following discussion assumes that, for U.S. federal income tax purposes, U.S. Holders will be treated as the owners of our underlying ordinary shares represented by the ADSs. The following discussion is based on the Internal Revenue Code of 1986, as amended (the Code), current and proposed Treasury Regulations, judicial decisions and published administrative positions of the Internal Revenue Service, all as in effect on the date of this Annual Report, and all of which are subject to change, possibly with retroactive effect. In particular, numerous provisions of current U.S. federal income tax law (including certain tax rates referred to herein) are scheduled to change in future years, without further legislative action, as a result of "sunset" provisions included as part of legislation passed in 2001 and 2003. For purposes of this discussion, a person is a U.S. Holder if such person holds ordinary shares or ADSs and if such person is:

- a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence residency test under U.S. federal income tax laws;

- a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized under the laws of the United States, any of the fifty states or the District of Columbia, unless otherwise provided by Treasury Regulations;
- an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of source; or
- a trust, if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. Holder based on such holder's particular situation. For example, the following discussion does not address the application of the alternative minimum tax rules or rules applicable to U.S. Holders in special circumstances. Special rules may apply to a U.S. Holder who is:

- a bank, thrift, insurance company, regulated investment company, or other financial institution or financial service company;
- a broker or dealer in securities or foreign currency;
- a person who has a functional currency other than the U.S. dollar;
- a partnership or other flow-through entity (including a limited liability company treated as a partnership for U.S. federal income tax purposes);
- an S corporation;
- a person subject to alternative minimum tax;
- a person who owns our ordinary shares or ADSs evidenced by ADRs as part of a straddle, hedging transaction, conversion transaction, constructive sale transaction or other risk-reduction transaction;
- a tax-exempt entity;
- investors who own (directly, indirectly or through attribution) 10% or more of our outstanding voting shares;
- a person who has ceased to be a U.S. citizen or to be taxed as a resident alien; or
- a person who acquired our ordinary shares or ADSs evidenced by ADRs in connection with employment or the performance of services generally.

The following discussion does not address any aspect of state, local or non-U.S. tax laws or any aspect of U.S. estate or gift taxation and does not address aspects of U.S. federal income taxation applicable to U.S. Holders holding options, warrants, or other rights to acquire our ordinary shares. Further, this discussion generally considers only U.S. Holders that hold their ordinary shares or ADSs as capital assets and does not consider the tax treatment of holders who are partnerships or who hold ordinary shares or ADSs through a partnership or other pass-through entity. **This discussion does not apply to any person who is not a U.S. Holder or to any person who does not hold ordinary shares or ADSs.**

This discussion also assumes that we will not be treated as a controlled foreign corporation. Under the Code, a controlled foreign corporation generally means any foreign corporation if, on any day during its taxable year, more than 50% of either the total combined voting power of all classes of stock of the corporation entitled to vote, or the total value of the stock of the corporation, is owned, directly, indirectly or by attribution, by U.S. persons who each, in turn, own directly, indirectly or by attribution, 10% or more of the total combined voting power of all classes of stock of the corporation entitled to vote. Further, this discussion assumes that we are not a "collapsible corporation" as defined in the Code. If a partnership (or an entity treated as a partnership) holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership (or an interest holder in an entity treated as a partnership), you should consult your tax advisor.

U.S. HOLDERS OF OUR ORDINARY SHARES OR ADSs ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP OR DISPOSITION OF ORDINARY SHARES OR ADSs APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS.

Dividends

We have never paid dividends, and do not expect to pay dividends in the foreseeable future. In general, and subject to the discussion below under "Passive Foreign Investment Company," if we make certain distributions on our ordinary shares and with respect to ADSs, U.S. Holders will be required to include in gross income as dividend the gross amount (i.e., including the amount of any Irish tax withheld) of the distributions, on the date the distributions are received (or treated as received) to the extent the distributions are paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Under new U.S. tax rules, distributions by certain qualified foreign corporations are eligible for a new reduced federal income tax rate. Qualified foreign corporations include foreign corporations that are "eligible for benefits" under a "comprehensive income tax treaty" that the Internal Revenue Service determines is satisfactory. Distributions from foreign corporations also qualify for the reduced tax rate if the distributions are received with respect to stock that is "readily tradable on an established securities market in the United States." Accordingly, provided that these rules are satisfied, dividends paid to an individual U.S. Holder will be taxed at a maximum rate of 15%, provided that the shares or ADSs with respect to which such dividends are paid are held by the individual U.S. Holder for more than 60 days during the 121-day period beginning 60 days before the date that the relevant share or ADS becomes ex-dividend with respect to such dividend. Dividends that are not eligible for the treatment described above (including dividends received when we are a passive foreign investment company, as described below) generally will be taxable to U.S. Holders as ordinary income, and the special tax consequences described below may apply to such dividends. Distributions in excess of earnings and profits will be applied against and will reduce a U.S. Holder's adjusted tax basis in our ordinary shares or ADSs and, to the extent in excess of such basis, will be treated as capital gain. Distributions generally will not be eligible for the dividends received deduction allowed to U.S. corporations.

Distributions of current or accumulated earnings and profits paid in a foreign currency to a U.S. Holder will generally be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the date the distributions are received (or treated as received). A U.S. Holder who receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which generally will be U.S. source ordinary income or loss.

U.S. Holders who are able, under Irish domestic tax legislation, to claim a refund or exemption of Irish tax withheld should not expect to obtain a credit against U.S. federal income tax liability for that withheld tax. For more information, please see "Irish Tax Consequences."

Because the tax rules that apply to the availability or use of foreign tax credits and deductions for foreign taxes are complex, U.S. Holders should consult with, and rely solely upon, their personal tax advisors with respect to such matters.

Sale, Exchange or Other Disposition

Subject to the discussion below under "Passive Foreign Investment Company," a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale or other disposition of ordinary shares or ADSs evidenced by ADRs in an amount equal to the difference between the amount realized on the sale or other disposition and the U.S. Holder's adjusted tax basis in his, her or its ordinary shares or ADSs. The capital gain or loss recognized on such sale or other disposition will be long-term capital gain or loss if the ordinary shares or ADSs have been held for more than one year at the time of sale or other disposition. In the case of individuals, long-term capital gains are generally taxed at a maximum rate of 15%. The deductibility of capital losses is subject to limitations. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of ordinary shares or ADSs will be U.S. source income or loss for foreign tax credit purposes.

Passive Foreign Investment Company

In general, a foreign corporation may be classified as a passive foreign investment company for U.S. federal income tax purposes if:

- 75% or more of its gross income in a taxable year falls within specific categories of passive income; or

- the average percentage of its assets in a taxable year (ordinarily determined based on their market value) which produce passive income or are held for the production of passive income is at least 50%.

If we were classified as a passive foreign investment company, and a U.S. Holder did not make a qualifying election either to treat us as a "qualified electing fund" or to mark our ordinary shares or ADSs to market, as described below:

- Excess distributions by us to a U.S. Holder would be taxed in a special way. "Excess distributions" are amounts received by a U.S. Holder with respect to our ordinary shares or ADSs in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us in the shorter of either the three previous years or the U.S. Holder's holding period for the ordinary shares or ADSs before the current taxable year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our ordinary shares or ADSs. A U.S. Holder would be required to include amounts allocated to the current taxable year and years before we became a passive foreign investment company as ordinary income. In addition, amounts allocated to each taxable year beginning with the year we first became a passive foreign investment company would be taxed at the highest rate in effect for that year on ordinary income and the tax would be subject to an interest charge at the rate applicable to deficiencies for income tax.

- The entire amount of gain that is realized by a U.S. Holder upon the sale or other disposition of our ordinary shares or ADSs evidenced by ADRs would also be considered an excess distribution and would be subject to tax as described above.

- The adjusted tax basis in our ordinary shares or ADSs evidenced by ADRs acquired from a decedent who was a U.S. Holder of the ordinary shares or ADSs would not be increased to equal the fair market value of such ordinary shares or ADSs as of the date of the decedent's death but would instead be equal to the decedent's adjusted tax basis, if lower. A U.S. Holder could not avoid this result by electing to mark our ordinary shares or ADSs to market.

If a U.S. Holder has made a qualified electing fund election for all taxable years during which the U.S. Holder owned our ordinary shares or ADSs and we were a passive foreign investment company, the passive foreign investment company rules described above would not apply to the U.S. Holder. Instead, that U.S. Holder would be required to include in income for each taxable year a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain. The qualified electing fund election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service. A U.S. Holder generally makes a qualified electing fund election by attaching a completed Internal Revenue Service Form 8621 to a timely filed U.S. federal income tax return. Even if a qualified electing fund election is not made, a shareholder in a passive foreign investment company who is a U.S. Holder must file a completed Internal Revenue Service Form 8621 every year.

Alternatively, if a U.S. Holder is eligible to elect to mark our ordinary shares or ADSs evidenced by ADRs to market annually and makes a mark to market election, the following rules generally would apply for each of the U.S. Holder's taxable years:

- if the fair market value of the U.S. Holder's ordinary shares or ADSs exceeds the U.S. Holder's adjusted tax basis in such ordinary shares or ADSs as of the close of the U.S. Holder's taxable year, the U.S. Holder would recognize the amount of the excess as ordinary income;

- if the fair market value of the U.S. Holder's ordinary shares or ADSs is less than the U.S. Holder's adjusted tax basis in those ordinary shares or ADSs as of the close of the U.S. Holder's taxable year, the U.S. Holder might recognize the amount of the difference as ordinary loss. Losses would be allowed only for the amount of net mark to market gain previously included by the U.S. Holder under the election for prior taxable years; and

- if the U.S. Holder has elected to mark our ordinary shares or ADSs to market for all taxable years during which the U.S. Holder owned our ordinary shares or ADSs and we were a passive foreign investment company, the "excess distribution" rules generally would not apply to the U.S. Holder.

U.S. Holders who hold ordinary shares or ADSs evidenced by ADRs during a period when we are a passive foreign investment company will be subject to the preceding rules, even if we cease to be a passive foreign investment company, subject to exceptions for U.S. Holders who made a qualified electing fund election or mark to market election. U.S. Holders are urged to consult their tax advisors about the passive foreign investment company rules, including the specific rules and requirements applicable to making qualified electing fund and mark to market elections.

Status of IONA as a Passive Foreign Investment Company

Passive foreign investment company status is determined as of the end of each taxable year and is dependent upon a number of factors, including the value of a corporation's assets and the amount and character of its gross income. The determination of whether we are or will become a passive foreign investment company will be affected by how rapidly we use our cash and investment assets in our business. If the market price of our ordinary shares or ADSs is relatively low, we may be classified as a passive foreign investment company. Therefore, we cannot provide any assurance that we are not or will not become a passive foreign investment company.

Backup Withholding and Information Reporting

Dividends on our ordinary shares or ADSs, and payments of the proceeds of a sale of our ordinary shares or ADSs, paid within the United States or through certain U.S. related financial intermediaries are subject to information reporting and may be subject to backup withholding at a current rate of 28% if a U.S. Holder fails to:

- furnish its taxpayer identification number (social security or employer identification number) and certify that such number is correct;

- certify that such U.S. Holder is not subject to backup withholding; or

- otherwise comply with the applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder's U.S. federal income tax and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

F. *Dividends and Paying Agents*

Not required.

G. *Statements by Experts*

Not required.

H. *Documents on Display*

The documents concerning IONA referred to in this document and required to be made available to the public are available at our registered offices at The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4, Ireland.

I. *Subsidiary Information*

Not required.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The following discussion regarding our market risk contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology, such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "intend," "potential," or "continue" or the negative of such terms or other comparable terminology, although not all forward-looking statements contain such terms. These forward-looking statements are neither promises nor guarantees but rather are subject to a number of risks and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including risks of exchange rate fluctuations, interest rate fluctuations and general market volatility, that could cause actual results to differ materially from those discussed in the forward-looking statements.

Prior to 1999, we had undertaken transactions to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the dollar. Because the majority of our sales and expenses are currently made in U.S. dollar, we no longer enter into foreign currency forward exchange contracts to manage exposure related to transactions denominated in foreign currencies. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates if the risk from foreign currency exposure increases due to a decrease in the percentage of U.S. dollar-based transactions. Any market value gains or losses recognized on hedges of payables in the future will be offset against foreign exchange gains or losses on those payables. The gain or loss and premium or discount on forward contracts designated as hedges of firm commitments will be deferred until the hedged transaction is completed and included in the measurement of the value of the hedged transaction. At December 31, 2004, we had no foreign exchange contracts outstanding.

Our trading portfolio of investments is not considered to be subject to material market (interest rate) risk because of the relatively short-term maturities of investments included in the portfolio.

For further discussion of our market risk, please see Item 5.A. "Operating Results—Exposure to Currency Fluctuations."

Item 12. Description of Securities Other than Equity Securities

Not required.

PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Use of Proceeds from Initial Public Offering

On February 24, 1997, our Registration Statement on Form F-1 (File No. 333-6396) became effective. Our net proceeds from the related offering were $59,574,654. We have filed Form SR disclosing the sale of securities and the use of proceeds therefrom through May 24, 1997. Except for the information regarding the use of proceeds, no information disclosed in such Form SR has changed. The following are the uses of proceeds from the effective date of the Registration Statement through December 31, 2004:

Purchase and installation of furniture and fixtures	$14,421,000
Purchase and installation of machinery and equipment	$33,176,000
Short-term debt instruments	$11,597,654
Redemption of outstanding Preference Shares and payment of accrued and unpaid dividends thereon	$ 380,000

Item 15. Controls and Procedures

Our Chief Executive Officer, Peter M. Zotto, and our Chief Financial Officer, Daniel Demmer, (our principal executive officer and principal financial officer, respectively) have concluded that our disclosure controls and procedures (as defined in U.S. Exchange Act Rule 13a-15(e)) were effective as of December 31, 2004 to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by IONA in such reports is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. During the fiscal year ended December 31, 2004, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Kevin Melia is an "audit committee financial expert" as defined in Item 16A of Form 20-F.

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct that applies to all of our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer. This code is attached as Exhibit 11.1 to our annual report on Form 20-F for the year ended December 31, 2003.

We provide support services to Manugistics, Inc. (Manugistics) for the software that Manugistics licenses from us. Kevin Melia, the Chairman of our Board of Directors, is a member of the board of directors of Manugistics. During the first quarter of 2005, we renewed our support services arrangement with, and extended the term of the existing software license to, Manugistics. Under the terms of this one-year support services, Manugistics will pay us approximately $255,000. In accordance with our Code of Business Conduct, in the first quarter of 2005, the Nominating and Corporate Governance Committee of our Board of Directors approved the support services arrangement that we entered into with Manugistics.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

Ernst & Young billed to us the following aggregate fees for professional and other services in each of the last two fiscal years:

	Year Ended December 31, 2004	Year Ended December 31, 2003
Audit Fees(1)	$405,000	$390,000
Audit-Related Fees(2)	25,000	54,000
Tax Fees(3)	264,000	445,000
All Other Fees(4)	—	—
Total	$694,000	$889,000

(1) "Audit Fees" are fees billed by Ernst & Young for professional services rendered for the audit of the annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements, including the audit of our consolidated and annual financial statements. Audit Fees also include fees billed for statutory audits of IONA (including its subsidiaries); the provision of comfort letters and consents; and the review of documents filed with the SEC.

(2) "Audit-Related Fees" consist of the fees billed by Ernst & Young for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and not reported under "Audit Fees." Audit-Related Fees includes fees for employee benefit plan audits; consultations concerning financial accounting and reporting standards; advisory services associated with our financial reporting; and translation of foreign entity financial statements to local GAAP.

(3) "Tax Fees" include fees billed by Ernst & Young for professional services rendered for tax compliance, tax advice, and tax planning. Tax fees also includes fees for the review, preparation and amending of federal and local tax returns of the United States, Ireland and other foreign countries.

(4) "All Other Fees" include fees billed by Ernst & Young for products and services other than the Audit Fees, Audit-Related Fees and Tax Fees.

Audit Committee's Pre-approval Policies and Procedures

Our Audit Committee has adopted a pre-approval policy for audit and non-audit services which sets forth the manner in which certain proposed services to be performed by our independent auditor may be pre-approved. Under the policy, the Audit Committee annually pre-approves a catalog of specific audit and non-audit services that may be performed by our auditors in the categories of Audit Services, Audit-Related Services, Tax Services and All Other Services. In addition, the policy sets forth an annual budget for each specific cataloged service that may not be exceeded without obtaining separate pre-approval from the Audit Committee. Our Chief Financial Officer receives all requests for independent auditor services that are pre-approved under the policy and must determine if each such request is pre-approved under the policy pursuant to the catalog.

Pursuant to the policy, any proposed service not pre-approved under a catalog or any proposal exceeding the allotted budget must be submitted to the Audit Committee for approval at the next scheduled Audit Committee meeting. In the event that time constraints necessitate pre-approval prior to the Audit Committee's next scheduled meeting, the Chairman of the Audit Committee will have the authority to grant such pre-approval pursuant to the policy.

The Chief Financial Officer is responsible for monitoring the services of the independent auditor, periodically reporting the monitoring results and determining whether such services are in compliance with the policy. The Chief Financial Officer and any member of management are required under the policy to immediately report any breach of the policy to the Chairman of the Audit Committee.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not Applicable.

Item 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASE

Not Applicable.

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable. Please see Item 18 "Financial Statements."

Item 18. FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Item 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Restated Articles of Association, as amended, of IONA Technologies PLC (filed as Exhibit 4.2 to IONA's Registration Statement on Form S-8 (File No. 333-11384) and incorporated herein by reference)
1.2	Memorandum of Association, as amended, of IONA Technologies PLC (filed as Exhibit 3.3 to IONA's Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
2.1	Specimen Certificate representing Ordinary Shares (filed as Exhibit 4.1 to IONA's Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
2.2	Amended and Restated Deposit Agreement dated as of April 26, 2004, by and among IONA Technologies PLC, Deutsche Bank Trust Company Americas and Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts (filed as Exhibit 2.2 to IONA's annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference)
4.1	Agreement and Plan of Reorganization dated as of February 14, 2001, by and among IONA Technologies PLC, NV Acquisition Corp. and Netfish Technologies, Inc. (filed as Exhibit 4.4 to IONA's annual report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference)
4.2	Lease dated July 31, 1998, by and between AIB Custodial Nominees Limited and IONA Technologies PLC (filed as Exhibit 4.5 to IONA's annual report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference)
4.3	Lease dated March 2, 1999, by and between Boston Properties Limited Partnership and IONA Technologies, Inc. (filed as Exhibit 4.6 to IONA's annual report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference)
4.4†	Executive Share Option Scheme (filed as Exhibit 10.1 to IONA's Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
4.5†	1997 Share Option Scheme, as amended (filed as Exhibit 4.4 to IONA's Registration Statement on Form S-8 (File No. 333-12326) and incorporated herein by reference)
4.6†	1997 Director Share Option Scheme (filed as Exhibit 10.3 to IONA's Registration Statement on Form F-1 (File No. 333-6396) and incorporated herein by reference)
4.7†	1999 Employee Share Purchase Plan, as amended (filed as Exhibit 4.5 to IONA's Registration Statement on Form S-8 (File No. 333-11384) and incorporated herein by reference)
4.8†	Genesis Development Corporation 1997 Stock Option Plan (filed as Exhibit 4.5 to IONA's Registration Statement on Form S-8 (File No. 333-12326) and incorporated herein by reference)
4.9†	Object-Oriented Concepts, Inc. Stock Option Plan (filed as Exhibit 4.4 to IONA's Registration Statement on Form S-8 (File No. 333-13224) and incorporated herein by reference)
4.10†	Netfish Technologies, Inc. 1999 Stock Option Plan (filed as Exhibit 4.5 to IONA's Registration Statement on Form S-8 (File No. 333-13494) and incorporated herein by reference)
4.11†	Letter agreement regarding severance payments dated August 8, 2002 by and between Steven Fisch and IONA Technologies, Inc. (filed as Exhibit 4.11 to IONA's annual report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference)

Exhibit No.	Description of Exhibit
4.12†	Non-Executive Directors Change in Control Plan (filed as Exhibit 4.12 to IONA's annual report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference)
4.13†	Form of Change of Control Agreement by and among IONA Technologies, Inc., IONA Technologies PLC and each of Christopher J. Horn, Peter M. Zotto, Daniel Demmer, Eric Newcomer, Christopher M. Mirabile, Lawrence E Alston, Jr. and William McMurray (filed as Exhibit 4.13 to IONA's annual report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference)
4.14†	Employment Agreement by and between Peter M. Zotto and IONA Technologies PLC dated as of April 14, 2005
8.1	Active Subsidiaries of IONA Technologies PLC
11.1	Code of Business Conduct and Ethics (filed as Exhibit 11.1 to IONA's annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference)
12.1	Certification of Principal Executive Officer
12.2	Certification of Principal Financial Officer
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Audit Committee Charter (filed as Exhibit 14.2 to IONA's annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference)
15.3	Nominating and Corporate Governance Committee Charter (filed as Exhibit 14.3 to IONA's annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference)
15.4	Description of American Depositary Receipts (filed as Exhibit 14.4 to IONA's annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated herein by reference)

† Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IONA TECHNOLOGIES PLC

By: /s/ Peter M. Zotto

Peter M. Zotto
Chief Executive Officer

Date: May 20, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
IONA Technologies PLC

We have audited the accompanying consolidated balance sheets of IONA Technologies PLC (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of IONA Technologies PLC as of December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young

Ernst & Young
Dublin, Ireland
May 11, 2005

IONA TECHNOLOGIES PLC

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	December 31, 2004	December 31, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 25,096	$ 19,926
Restricted cash (Note 5)	3,495	3,745
Marketable securities (Note 2)	31,324	32,978
Accounts receivable, net of allowance for doubtful accounts of $1,073 at December 31, 2004 and $1,093 at December 31, 2003	12,912	23,255
Prepaid expenses	1,603	2,539
Other assets	1,104	390
Total current assets	75,534	82,833
Property and equipment, net (Note 11)	4,851	6,265
Other non-current assets, net (Note 9)	441	940
Total assets	$ 80,826	$ 90,038
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,602	$ 2,483
Accrued payroll and related expenses	5,534	7,260
Other accrued liabilities (Note 6)	14,134	18,763
Deferred revenue	21,179	23,910
Total current liabilities	43,449	52,416
Other non-current liabilities (Note 4)	2,415	4,510
Redeemable Preference Shares, €0.0025 par value, 101,250,000 shares authorized; None issued and outstanding (Note 12)	—	—
Shareholders' equity:		
Ordinary Shares, €0.0025 par value; 150,000,000 shares authorized; 34,803,601 and 34,005,707 shares issued and outstanding at December 31, 2004 and 2003, respectively (Note 12)	96	94
Additional paid-in capital	494,837	493,260
Accumulated deficit	(459,971)	(460,163)
Deferred stock-based compensation	—	(79)
Total shareholders' equity	34,962	33,112
Total liabilities and shareholders' equity	$ 80,826	$ 90,038

The accompanying notes are an integral part of these statements.
Certain amounts reported in the prior year have been reclassified to conform with the presentation in 2004.

IONA TECHNOLOGIES PLC

CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year Ended December 31,		
	2004	2003	2002
Revenue:			
Product revenue	$30,735	$ 35,737	$ 73,452
Service revenue	37,284	38,453	49,778
Total revenue (Note 17)	68,019	74,190	123,230
Cost of Revenue:			
Cost of product revenue	231	527	1,685
Cost of service revenue	11,790	14,275	25,458
Total cost of revenue	12,021	14,802	27,143
Gross profit	55,998	59,388	96,087
Operating expenses:			
Research and development	17,204	27,134	38,256
Sales and marketing	29,526	41,500	72,888
General and administrative	8,545	10,270	13,252
Amortization of other non-current assets	578	796	10,115
Restructuring (Note 4)	—	20,525	20,763
Impairment of goodwill	—	—	276,808
Adjustment of acquisition liabilities	(600)	—	—
Impairment of intangible assets and fixed assets	—	3,271	32,336
Total operating expenses	55,253	103,496	464,418
Income (loss) from operations	745	(44,108)	(368,331)
Interest income, net	286	483	1,069
Net exchange (loss) gain	(273)	337	(502)
Income (loss) before provision for income taxes (Note 16)	758	(43,288)	(367,764)
Provision for income taxes (Note 16)	566	948	1,543
Net income (loss)	$ 192	$(44,236)	$(369,307)
Basic net income (loss) per Ordinary Share and per ADS	$ 0.01	$ (1.33)	$ (11.58)
Shares used in computing basic net income (loss) per Ordinary Share and per ADS (in thousands)	34,570	33,335	31,890
Diluted net income (loss) per Ordinary Share and per ADS	$ 0.01	$ (1.33)	$ (11.58)
Shares used in computing diluted net income (loss) per Ordinary Share and per ADS (in thousands)	36,333	33,335	31,890

The accompanying notes are an integral part of these statements.

IONA TECHNOLOGIES PLC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share data)

	Number of Shares	Share Capital	Additional Paid-In Capital	Accumulated Earnings (Deficit)	Deferred Stock-Based Compensation	Total Shareholders' Equity
Balance at December 31, 2001	27,816,711	$80	$427,128	$ (46,620)	$(4,822)	$ 375,766
Amortization of deferred stock-based compensation(a)	—	—	—	—	1,230	1,230
Employee share purchase plan	331,205	1	1,985	—	—	1,986
Issuance of Ordinary Shares in connection with Secondary Offering	4,600,000	10	65,379	—	—	65,389
Expense of Ordinary Shares issued in connection with Secondary Offering	—	—	(1,997)	—	—	(1,997)
Issuance of Ordinary Shares in connection with acquisitions	—	—	1,219	—	—	1,219
Reversal of deferred stock-based compensation on expiry or forfeiture of options	—	—	(3,168)	—	3,168	—
Issuance of Ordinary Shares on exercise of options, net(a)	87,052	—	619	—	—	619
Net loss	—	—	—	(369,307)	—	(369,307)
Balance at December 31, 2002	32,834,968	91	491,165	(415,927)	(424)	74,905
Amortization of deferred stock-based compensation(a)	—	—	—	—	199	199
Employee share purchase plan	325,819	1	576	—	—	577
Reversal of deferred stock-based compensation on expiry or forfeiture of options	—	—	(146)	—	146	—
Issuance of Ordinary Shares on exercise of options(a)	844,920	2	1,665	—	—	1,667
Net loss	—	—	—	(44,236)	—	(44,236)
Balance at December 31, 2003	34,005,707	94	493,260	(460,163)	(79)	33,112
Amortization of deferred stock-based compensation(a)	—	—	—	—	38	38
Employee share purchase plan	178,255	1	393	—	—	394
Reversal of deferred stock-based compensation on expiry or forfeiture of options	—	—	(41)	—	41	—
Issuance of Ordinary Shares on exercise of options(a)	619,639	1	1,225	—	—	1,226
Net income	—	—	—	192	—	192
Balance at December 31, 2004	34,803,601	$96	$494,837	$(459,971)	$ —	$ 34,962

(a) See Note 13 to these statements.

The accompanying notes are an integral part of these statements.

IONA TECHNOLOGIES PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year Ended December 31, 2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 192	$(44,236)	$(369,307)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	3,060	5,462	17,717
Stock-based compensation	38	199	1,230
Loss (profit) on marketable securities	138	15	(204)
Loss on disposal of property and equipment	50	—	—
Impairment of intangible assets and fixed assets and technology	—	3,271	32,336
Impairment of goodwill	—	—	276,808
Changes in operating assets and liabilities:			
Restricted cash deposits	250	(2,522)	(145)
Purchase of marketable securities	(24,284)	(59,210)	(145,790)
Sale of marketable securities	25,800	84,357	111,964
Accounts receivable	10,343	6,478	14,474
Prepaid expenses	936	1,517	(165)
Other assets	(617)	1,083	(519)
Accounts payable	119	36	(982)
Accrued payroll and related expenses	(1,726)	3,122	(4,031)
Other liabilities	(6,724)	(878)	6,169
Deferred revenue	(2,731)	(2,053)	(6,389)
Net cash provided by (used in) operating activities	$ 4,844	$ (3,359)	$ (66,834)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	$ (1,122)	$ (1,248)	$ (5,205)
Purchase of other non-current assets	(176)	(110)	(180)
Proceeds from disposal of property and equipment	4	112	—
Net cash used in investing activities	$ (1,294)	$ (1,246)	$ (5,385)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Issuance of shares, net of issuance costs	$ 1,620	$ 2,244	$ 65,997
Net cash provided by financing activities	$ 1,620	$ 2,244	$ 65,997
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 5,170	$ (2,361)	$ (6,222)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	19,926	22,287	28,509
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 25,096	$ 19,926	$ 22,287
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Income taxes paid	$ 609	$ 874	$ 938
SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION:			
Shares and options issued in connection with acquisitions	$ —	$ —	$ 1,219

The accompanying notes are an integral part of these statements.
Certain amounts reported in prior fiscal years have been reclassified to conform with the presentation in 2004.

IONA TECHNOLOGIES PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

Organization

IONA Technologies PLC ("IONA") is organized as a public limited company under the laws of Ireland. IONA Technologies PLC and its subsidiaries, all of which are wholly-owned (collectively, the "Company"), provide enterprise integration software. The Company also provides professional services, consisting of customer consulting and training and, to a limited extent, product customization and enhancement, as well as customer technical support. The Company's major customers, based on revenues earned, are corporate information technology departments of U.S. businesses. The Company also earns significant revenues from similar customers in European countries and the rest of the world.

Basis of Presentation and Principles of Consolidation

The accompanying Consolidated Financial Statements are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

The accompanying Consolidated Financial Statements include IONA and its wholly-owned subsidiaries in the United States, British West Indies, Europe, Australia, Japan, China, Canada, Singapore and Korea after eliminating all material intercompany accounts and transactions.

Companies Acts, 1963 to 2003

The financial information relating to IONA and its subsidiaries included in this document does not comprise full group accounts as referred to in Regulation 40 of the European Communities (Companies: Group Accounts) Regulations 1992, copies of which are required by that Act to be annexed to a Company's annual return. The auditors have made reports without qualification under Section 193 of the Companies Act, 1990 in respect of the Consolidated Financial Statements for the years ended December 31, 2003 and 2002. Copies of the Consolidated Financial Statements for each of the years ended December 31, 2003 and 2002 have been so annexed to the relevant annual returns, and a copy of the Consolidated Financial Statements for the year ended December 31, 2004 together with the report of the auditors thereon will in due course be annexed to the relevant annual return, which will be filed after the annual general meeting of IONA in 2005.

Foreign Currency Translation

The U.S. dollar is the functional currency for the Company. In accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" ("SFAS 52"), assets and liabilities denominated in foreign currencies are translated at year end exchange rates while revenues and expenses are translated at rates approximating those ruling at the dates of the related transactions. Resulting gains and losses are included in net income (loss) for the year.

Revenue Recognition

The Company's revenue is derived from product license fees and charges for services. The Company follows the revenue recognition criteria of Statement of Position 97-2, "Software Revenue Recognition," as amended by SOP 98-4 and SOP 98-9 issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants and related interpretations (collectively, "SOP 97-2"). Under the terms of SOP 97-2 where an arrangement to deliver software does not require significant production, modification or customization, the Company recognizes software revenues when all of the following criteria are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred;
- fee is fixed or determinable; and
- collectibility is probable.

For arrangements with multiple elements, the Company allocates revenue to each element of a transaction based upon its fair value as determined by "vendor specific objective evidence." Vendor specific objective evidence of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for each element when sold separately, including the renewal rate for support services. If the Company cannot objectively determine the fair value of any undelivered element included in the multiple element arrangement, the Company defers revenue until all elements are delivered, services have been performed, or until fair value can be objectively determined. When the fair value of a delivered element cannot be established, the Company uses the residual method to record license revenue, provided the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

The Company assesses whether fees are fixed or determinable at the time of sale and recognizes revenue if all other revenue recognition requirements are met. The Company's standard payment terms are net 30; however, terms may vary based on the country in which the agreement is executed. Payments that extend beyond 30 days from the contract date but that are due within twelve months are generally deemed to be fixed or determinable based on the Company's successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition.

Revenue for consulting services is generally recognized as the services are performed. Revenue from royalty arrangements in excess of guaranteed amounts are recognized upon notification of such royalties payable by the customer.

Allowances for Doubtful Accounts

The Company makes judgments on its ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding receivables. In determining the provision, the Company analyzes the historical collection experience and current economic trends. The following is a summary of the allowance for doubtful accounts for the periods indicated (in thousands):

	Balance at Beginning of Period	Additions	Deduction (A)	Balance at End of Period
Year ended December 31, 2004				
Allowance for doubtful accounts	$1,093	$188	$208	$1,073
Year ended December 31, 2003				
Allowance for doubtful accounts	$1,132	$857	$896	$1,093
Year ended December 31, 2002				
Allowance for doubtful accounts	$1,321	—	$189	$1,132

(A) Actual write-offs of uncollectible accounts receivables.

Cost of Revenue

Cost of revenue includes the costs of products and services. Cost of product revenue includes shipping, handling, materials (such as diskettes, packaging and documentation) and the portion of development costs associated with product development arrangements. Cost of service revenue includes the salary costs for personnel engaged in consultancy, training and customer support, and telephone and other support costs.

Cash Equivalents

The Company considers all highly liquid investments with insignificant interest rate risk and purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities

Marketable securities consist of commercial paper, corporate bonds, and U.S. government agency fixed income securities. Marketable securities are stated at market value, and by policy, IONA invests primarily in high grade marketable securities to reduce risk of loss. All marketable securities are defined as trading securities under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), and unrealized holding gains and losses are reflected in the Consolidated Statements of Operations.

Research and Development

Research and development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS 86"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Development costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in various business acquisitions as described in Note 3 and Note 10, and until January 1, 2002 was amortized on a straight line-basis over four years. Under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), goodwill acquired in a business combination on or after July 1, 2001 is not amortized. SFAS No. 142 requires goodwill to be tested at least annually for impairment or between annual tests in certain circumstances and written down when impaired. In October 2002, and as described in Note 10, the Company completed its annual impairment test and assessment of the carrying value of goodwill as required by SFAS 142. As a result of unfavorable market conditions and a decline in IONA's market capitalization, this assessment resulted in a non-cash impairment charge of $276,808,000, equivalent to the carrying value of goodwill at October 1, 2002.

In October 2004, the Company received $600,000 from its insurers in connection with the favorable resolution of an acquisition contingency, relating to litigation costs, which resulted in the recognition of $600,000 of income.

Other Non-Current Assets

Other non-current assets represent costs of technology purchased or acquired on acquisitions, which have reached technological feasibility. The costs of technology have been capitalized and will be written off over their useful economic life estimated between three and four years in accordance with SFAS 86.

In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for Impairment of Long-Lived Assets", the Company is required to test their other non-current assets for impairment whenever events or circumstances indicate that the value of the assets may be impaired. Factors the Company considers important, which could trigger impairment include:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of the Company's use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends;
- significant decline in the Company's stock price for a sustained period; and
- significant decline in the Company's market capitalization relative to net book value.

Where events and circumstances are present which indicate that the carrying value may not be recoverable, the Company recognizes an impairment loss. In October 2003 and 2002, the Company identified indicators of impairment and its assessment resulted in a non-cash impairment charge of $80,000 and $28,586,000 in 2003 and 2002, respectively, representing the amount by which the carrying value exceeded the fair value of purchased technologies.

Amortization expense for other non-current assets which are amortizable in accordance with SFAS 142, was $578,000, $796,000 and $10,115,000 in 2004, 2003 and 2002, respectively.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Computer equipment	3 years
Office equipment	5 years
Furniture and fixtures	3 to 10 years

Depreciation expense was $2,482,000, $4,666,000 and $7,198,000 in 2004, 2003 and 2002, respectively.

During the year ended December 31, 2003, the Company recorded a $3,191,000 charge for the impairment of fixed assets and related costs for fixed assets no longer in use, as a result of the restructuring activities in 2003.

During the year ended December 31, 2002, the Company recorded a $3,750,000 charge for the impairment of fixed assets and related costs, of which $1,600,000 was primarily attributable to the implementation of a new sales force automation system that replaced an existing system. The remainder of $2,150,000 related to fixed assets no longer in use in 2002, resulting in a reduction of their net book value to nil.

Software Development Costs

The Company capitalizes certain software development costs associated with the development of the Company's website and other internal financial software. These costs incurred are accounted for in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). In accordance with SOP 98-1, internal and external costs incurred to develop internal-use computer software during the application development stage are capitalized. Application development stage costs generally include software configuration, coding, installation and testing. Costs incurred for maintenance, testing minor upgrades and enhancements are expensed as incurred. Capitalized internal-use software development costs are included in fixed assets, and are amortized on a straight-line basis over the estimated useful lives of the related software, typically 3 years.

The Company capitalized approximately $13,000 and $189,000 of software development costs during 2004 and 2003, respectively. Amortization associated with capitalized software development costs totaled approximately $353,000, $544,000, and $1,123,000 during 2004, 2003 and 2002, respectively.

Concentration of Credit Risk

The Company sells its products to companies in various industries throughout the world and maintains reserves for potential credit losses. To date such losses have been within management's expectations. The Company had an allowance for doubtful accounts of approximately $1,073,000 and $1,093,000 at December 31, 2004 and 2003, respectively. The Company generally requires no collateral from its customers. No customer accounted for more than ten percent of our total revenue in 2004, 2003 or 2002.

The Company invests its excess cash in low-risk, short-term deposit accounts with high credit-quality banks in the United States, British West Indies and Ireland. At December 31, 2004, $31,324,000 was invested in marketable securities held for trading purposes, comprised of $8,154,000 in commercial paper, $3,912,000 in corporate bonds and $19,258,000 in U.S. government agency securities, under the management of two financial institutions. The Company performs periodic evaluations of the relative credit standing of all of the financial institutions with which it deals and considers the related credit risk to be minimal.

Compensated Absences

The Company does not accrue for the liability associated with employees' absences from employment because of illness, holiday, vacation or other reasons as the amount of compensation is not reasonably estimable.

Accounting for Income Taxes

The Company uses the asset and liability method in accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"). Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

Stock-Based Compensation

At December 31, 2004, the Company has five stock-based employee compensation plans, which are more fully described in Note 13.

The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations (collectively, "APB 25") in accounting for its employee stock options. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market value of IONA's shares at the date of the grant over the amount an employee must pay to acquire the shares. This cost is deferred and charged to expense ratably over the vesting period (generally four years).

Where shares are issued at less than fair market value, the excess of the fair market value over the amount the employee must pay to acquire the shares is charged to expense as stock-based compensation and credited to additional paid-in capital in the period of transfer.

Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS 123 and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2004	2003	2002
Risk-free interest rate	4.00%	4.25%	4.00%
Expected dividend yield	—	—	—
Expected volatility	0.861 to 0.999	0.885 to 1.102	1.150
Expected life (years)	3.5 to 4	5	5

The fair value for rights to purchase awards under the 1999 Employee Share Purchase Plan was estimated at the date of grant using the following weighted-average assumptions:

	2004	2003	2002
Risk-free interest rate	2%	2%	2%
Expected dividend yield	—	—	—
Expected volatility	0.886 to 0.999	1.060 to 1.102	1.150
Expected life	6 months	6 months	6 months

The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation:

	Year Ended December 31,		
	2004	2003	2002
	(U.S. dollars in thousands, except per share data)		
Net income (loss), as reported	$ 192	$(44,236)	$(369,307)
Add: Stock-based compensation expense included in reported net income (loss), net of related tax effects	38	199	1,230
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(21,299)	(33,645)	(59,916)
Pro forma net loss	$(21,069)	$(77,682)	$(427,993)
Net income (loss) per share:			
Basic-as reported	$ 0.01	$ (1.33)	$ (11.58)
Basic-pro forma	$ (0.61)	$ (2.33)	$ (13.42)
Diluted-as reported	$ 0.01	$ (1.33)	$ (11.58)
Diluted-pro forma	$ (0.61)	$ (2.33)	$ (13.42)

On May 8, 2001, a wholly-owned subsidiary of IONA merged with and into Netfish Technologies, Inc. ("Netfish"), for total consideration of 5,036,318 newly-issued Ordinary Shares and replacement options, and $30,885,000 of closing costs incurred in connection with the merger. The portion of the total intrinsic value, measured at the consummation date, of replacement unvested options granted by IONA in exchange for outstanding unvested options held by Netfish employees, that the future vesting period bears to the total vesting period ($10,380,000) was, in accordance with the requirements of FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation", accounted for as deferred stock-based compensation and is charged to expense as stock compensation ratably over the remaining vesting period of each tranche of unvested options. During the years ended December 31, 2004, 2003 and 2002, the Company reversed $41,000, $146,000 and $3,168,000, respectively, of deferred stock-based compensation related to the unvested replacement options of terminated Netfish employees and unvested replacement options accepted for exchange under the Exchange Offer, as described in Note 13. Stock compensation expense recognized for vested options of Netfish Employees was $38,000, $199,000 and $1,230,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Stock compensation expense of $38,000, $199,000 and $1,230,000 for the periods ended December 31, 2004, 2003 and 2002, respectively can be attributed to the following line items in the Consolidated Statement of Operations:

	Year Ended December 31,		
	2004	2003	2002
	(U.S. dollars in thousands)		
Cost of services	$—	$—	$ 283
Research and development	38	199	803
Sales and marketing	—	—	122
General and administrative	—	—	22
Total	$38	$99	$1,230

Defined Contribution Plan

The Company sponsors and contributes to a defined contribution plan for certain employees and directors. Contribution amounts by the Company are determined by management and allocated to employees on a pro rata basis based on employees' contributions. The Company contributed approximately $1,066,000, $1,433,000 and $1,888,000 to the plan in the years ended December 31, 2004, 2003 and 2002, respectively. The decrease in Company contributions is due to a reduction in workforce as a result of restructuring plans in 2004, 2003 and 2002.

Advertising and Promotion Expense

All costs associated with advertising and promoting products are expensed as incurred. Advertising and promotion expense was $2,092,000, $2,013,000 and $6,272,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Accounting Pronouncements

In December 2004, and as amended in April 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R Share-*Based Payment* (SFAS 123R), which replaces SFAS 123 and supersedes APB Opinion No. 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. SFAS 123R is effective for fiscal years beginning after

June 15, 2005. Early application of SFAS 123R is encouraged, but not required. The Company plans to adopt SFAS 123R on January 1, 2006.

Public companies are required to adopt the new standard using a modified prospective method and may elect to restate prior periods using the modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. Under the modified retrospective method, companies record compensation costs for prior periods retroactively through restatement of such periods using the exact pro forma amounts disclosed in the companies' footnotes. Also, in the period of adoption and after, companies record compensation cost based on the modified prospective method. The Company has not yet determined the method of adoption it will use. The Company has not completed its evaluation of the effects of adopting SFAS 123R.

2. Marketable Securities

Marketable securities are considered to be trading securities per SFAS 115 and are carried on the balance sheet at their market value.

	As of December 31, 2004		
	Cost	Unrealized Gain (loss)	Market Value
	(U.S. dollars in thousands)		
Commercial paper	$ 8,154	$ —	$ 8,154
Corporate bonds	3,923	(11)	3,912
U.S. government agency securities	19,386	(128)	19,258
Total marketable securities	$31,463	$(139)	$31,324

	As of December 31, 2003		
	Cost	Unrealized Gain (loss)	Market Value
	(U.S. dollars in thousands)		
Commercial paper	$11,591	$ —	$11,591
Corporate bonds	5,979	1	5,980
U.S. government agency securities	15,450	(43)	15,407
Total marketable securities	$33,020	$(42)	$32,978

The change in unrealized (loss) gain included in net income (loss) is as follows:

	2004	2003	2002
	(U.S. dollars in thousands)		
Unrealized (loss) gain at beginning of year	$ (42)	$ 62	$102
Included in net income (loss) for the year	(97)	(104)	(40)
Unrealized (loss) gain at end of year	$(139)	$ (42)	$ 62

3. Acquisitions

Netfish Technologies, Inc.

In May 2001, a wholly-owned subsidiary of IONA merged with and into Netfish, for a total consideration of 5,036,318 newly-issued Ordinary Shares and replacement options, and $30,885,000 of closing costs incurred in connection with the merger. Of the 4,221,216 newly-issued Ordinary Shares, 504,598 were held back by the Company in 2001 as a source of indemnification payments that may become due to the Company. If the Company made no claims for indemnification, 75% of the 504,598 Ordinary Shares, or 378,448 shares, would have been distributed to the former holders of Netfish shares in May 2002 and 25% of the 504,598 Ordinary Shares, or 126,150 shares, would be distributed in May 2003. In May 2002, the Company held back 142,045 Ordinary Shares to cover indemnification claims made by the Company. In May 2003, an additional 126,150 ordinary shares were held back to cover the indemnification claims that the Company previously made. If pending indemnification claims are resolved in a manner unfavorable to the Company, up to 268,195 Ordinary Shares held back by the Company could be distributed to the former holders of Netfish shares.

Object-Oriented Concepts, Inc.

In February 2001, a wholly-owned subsidiary of IONA merged with and into Object-Oriented Concepts, Inc., a Delaware corporation ("OOC"), pursuant to which OOC became a wholly-owned subsidiary of IONA resulting in the issuance of 908,584 newly-issued Ordinary Shares and replacement options and the payment of $3,000,000 in cash. Of the 730,453 newly issued Ordinary Shares, 262,129 were subject to return to the Company as a purchase price adjustment upon the failure to achieve certain performance targets. In 2001, 174,735 ordinary shares no longer subject to return were recorded as additional purchase price based on fair market value at the time the performance targets were achieved.

In February 2002, the performance targets applicable to the remaining 87,394 newly-issued Ordinary Shares issued in connection with the acquisition of OOC and subject to return were achieved. Accordingly, the Company allocated $1,219,000 of additional purchase price to goodwill, representing the fair market value of 87,394 Ordinary Shares no longer subject to return, at the time these performance targets were achieved.

Details of impairment of goodwill are contained in Note 10.

4. Restructuring

During 2004, 2003 and 2002, the Company's management and board of directors approved restructuring plans, which included consolidation of excess facilities, a reduction in workforce, and other related costs. Total restructuring costs of $ nil, $20,525,000 and $20,763,000 were recorded related to these initiatives in 2004, 2003 and 2002, respectively. The restructuring charges in 2002 were accounted for in accordance with EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." The restructuring charge recorded in 2004 and 2003 were accounted for in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities."

During 2004, the Company recorded a charge of $560,000 for severance and benefit costs related to cost reduction actions for eight sales employees. Also during 2004, the Company released $560,000 of restructuring accruals related to severance and benefit costs from previous restructurings, based on the final payments for such severance and benefits.

Cash outlays associated with the restructuring plans initiated in 2004, 2003, 2002 and previous periods totaled approximately $5,972,000 during 2004, including approximately $2,503,000 in severance and related benefits paid to employees worldwide and $3,469,000 in facility closure costs.

Amounts of restructuring costs remaining accrued at December 31, 2004 of $7,932,000 relate to remaining separation and facility closure and consolidation costs. The Company expects cash outlays of $5,517,000 will be made in the next twelve months, with the remaining cash outlays of $2,415,000 to be made through the end of 2013.

Although we do not anticipate additional significant changes to our restructuring accruals, the actual costs may differ from those recorded in the event that the subleasing assumptions require adjustment due to changes in economic conditions surrounding the real estate market or we terminate our lease obligations prior to the scheduled termination dates.

The Company was required to make certain estimates and assumptions in assessing the amount accrued for excess facilities arising from these restructurings. The charge was calculated by taking into consideration (1) the committed annual rental charge associated with the vacant square footage, (2) an assessment of the sublet rents that could be achieved based on current market conditions, vacancy rates and future outlook, (3) an assessment of the period of time the facility would remain vacant before being sub-let, (4) an assessment of the percentage increases in the primary lease rent at each review, and (5) the application of a discount rate of 4% over the remaining period of the lease or break clause. The following sets forth our accrued restructuring costs as of December 31, 2004:

	Excess Facilities	Severance	Total
	(U.S. dollars in thousands)		
Balance at December 31, 2001	$ 1,366	—	$ 1,366
2002 charges	8,512	12,251	20,763
Cash outlays in 2002	(2,653)	(9,280)	(11,933)
Balance at December 31, 2002	7,225	2,971	10,196
2003 charges	9,491	11,034	20,525
Cash outlays in 2003	(5,676)	(11,141)	(16,817)
Balance at December 31, 2003	11,040	2,864	13,904
2004 charges	—	560	560
Cash outlays in 2004	(3,469)	(2,503)	(5,972)
2004 adjustments in estimates	—	(560)	(560)
Balance at December 31, 2004	$ 7,571	$ 361	$ 7,932

5. Restricted Cash

At December 31, 2004, the Company has approximately $3,495,000 in restricted cash deposits with Citizens Bank which includes $495,000 of annual renewable letter of credit facilities for certain leased facilities and $3,000,000 payable upon demand for use towards satisfaction of amounts owed to a previous landlord. Should IONA not renew these letter of credit facilities or default on its rental obligations, $495,000 will be payable to the lessors. At December 31, 2003, the Company had approximately $3,745,000 in restricted cash deposits with Citizens Bank which included $745,000 of annual renewable letter of credit facilities for certain leased facilities and $3,000,000 payable upon demand for use towards satisfaction of amounts owed to a previous landlord.

6. Other Accrued Liabilities

Other accrued liabilities consist of the following:

	As of December 31, 2004	As of December 31, 2003
	(U.S. dollars in thousands)	
Restructuring (Note 4)	$ 5,517	$ 9,394
Income and other taxes payable	3,997	3,899
Legal Costs	783	852
Other	3,837	4,618
Total other accrued liabilities	$14,134	$18,763

7. Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates fair value due to the short-term maturities of these investments. The fair value of trading securities are based on quoted market prices at year end.

The estimated fair value of the Company's financial instruments are as follows:

	As of December 31, 2004		2003	
	(U.S. dollars in thousands)			
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Non Derivatives				
Current assets:				
Cash and cash equivalents	$25,096	$25,096	$19,926	$19,926
Restricted cash	3,495	3,495	3,745	3,745
Marketable securities—trading	31,324	31,324	32,978	32,978
Accounts receivable	12,912	12,912	23,255	23,255
Current liabilities:				
Accounts payable	2,602	2,602	2,483	2,483
Other accrued liabilities	14,134	14,134	18,763	18,763

The carrying amounts in the table are included in the consolidated balance sheets under the indicated captions.

8. Operating Lease Commitments

The Company leases office space under non-cancelable operating leases with various expiration dates through 2013. Rent expense under all operating leases was approximately $7,122,000, $9,374,000 and $8,716,000 in 2004, 2003 and 2002, respectively. Rental income under all operating subleases was approximately $1,542,000, $908,000 and $1,088,000 in 2004, 2003 and 2002, respectively. Future minimum lease payments under all operating leases as of December 31, 2004 are as follows (U.S. dollars in thousands):

Year ending December 31,	
2005	$ 6,725
2006	5,053
2007	3,409
2008	3,329
2009	3,150
Thereafter	10,898
Total minimum lease payments	$32,564

As of December 31, 2004, approximately $7,571,000 of the $32,564,000 contractual operating lease obligations has been accrued as a result of our restructuring plans in 2003, 2002, and 2001.

Total minimum lease rental income to be received under the operating sub-leases as of December 31, 2004 is approximately $9,759,000.

9. Other Non-Current Assets

Other non-current assets consist of the following:

	As of December 31,	
	2004	2003
	(U.S. dollars in thousands)	
Purchased technology	$ 3,429	$ 3,253
Security deposits and other assets	134	231
Total other non-current assets	$ 3,563	$ 3,484
Accumulated amortization	(3,122)	(2,544)
Total other non-current assets, net	$ 441	$ 940

10. Goodwill, Indefinite Lived Intangible, and Other Non-Current Assets

Identifiable intangible assets comprise goodwill, which is not amortizable, and certain intangible other non-current assets, which are amortizable.

In October 2002, the Company completed its annual impairment test and assessment of the carrying value of goodwill as required by SFAS 142. Goodwill was tested for impairment, by comparing the fair value of the Company, as calculated based on IONA's market capitalization as of October 1, 2002, to the carrying value of the Company, and then comparing the implied fair value of goodwill to the carrying value at that date. As a result of unfavorable market conditions and a decline in IONA's market capitalization, the Company recorded a non-cash impairment charge of $276,808,000, equivalent to the carrying value of goodwill, which reduced the carrying value of goodwill to nil.

In October 2004, the Company received $600,000 from its insurers in connection with the favorable resolution of an acquisition contingency, relating to litigation, which resulted in the recognition of $600,000 of income.

Other non-current asset amortization for the years ended December 31, 2004, 2003 and 2002 was $578,000, $796,000 and $10,115,000, respectively. Other non-current asset amortization is estimated to be approximately $232,000 in 2005, $50,000 in 2006 and $25,000 in 2007.

Intangible assets are analyzed as follows:

	As of December 31,	
	2004	2003
	(U.S. dollars in thousands)	
Purchased Technology	$ 3,429	$ 3,373
Impairment Loss	—	(80)
Accumulated Amortization	(3,122)	(2,584)
Net	$ 307	$ 709

In October 2002, and again in October 2003, in accordance with SFAS 142, the Company completed its assessment of the carrying value of purchased technologies and completed the relevant impairment tests as required by SFAS 144. Due to unfavorable market conditions and changes in the Company's product strategy, it was determined that the carrying values of purchased technologies exceeded their fair value resulting in the Company recording a non-cash impairment charge of $80,000 and $28,586,000 in 2003 and 2002, respectively.

The Company's 2002 assessment included an independent analysis of the carrying values of purchased technologies, recorded in connection with the acquisitions of Object Oriented Concepts, Inc., Netfish Technologies, Inc. and the Sagavista application integration software of Software AG, Inc., including an initial comparison of the carrying value for each purchased technology to the future undiscounted cash flows associated with the technology. As a result of this analysis, it was determined due to the excess carrying value associated with each purchased technology that further impairment testing was required. The Company recorded non-cash impairment losses in October 2002, for the purchased technologies recorded in connection with the acquisitions of Object Oriented Concepts, Inc., Netfish Technologies, Inc., and the Sagavista application integration software of Software AG of approximately $4,461,000, $11,496,000 and $6,250,000, respectively. These impairment losses (reflected in the Consolidated Statements of Operations as impairment of intangible assets and fixed assets) represent the amount by which the carrying value of each purchased technology exceeded its estimated fair value, calculated by discounting future cash flows for each purchased technology to a present value using a rate of return which reflected the relative risk of the investment and the time value of money. In addition, as a result of changes in product strategy in reaction to market conditions, which resulted in changes to the Company product suite and the elimination of certain other purchased technologies from the Company product suite, an impairment loss, equivalent to the carrying values of these purchased technologies, of approximately $80,000 and $6,379,000 was recorded in 2003 and 2002, respectively.

11. Property and Equipment

Property and equipment consists of the following:

	As of December 31,	
	2004	2003
	(U.S. dollars in thousands)	
Computer equipment	$ 13,762	$ 13,204
Office equipment	653	648
Furniture and fixtures	7,297	6,783
Total property and equipment	$ 21,712	$ 20,635
Accumulated depreciation	(16,861)	(14,370)
Total property and equipment, net	$ 4,851	$ 6,265

During the year ended December 31, 2003, the Company recorded a $3,191,000 charge for the impairment of fixed assets and related costs for fixed assets no longer in use in 2003, as a result of the restructuring activities in 2003.

12. Redeemable Preference Shares and Shareholders' Equity

IONA's authorized share capital is divided into Redeemable Preference Shares ("Preference Shares") of €0.0025 par value per share and Ordinary Shares of €0.0025 par value per share.

The Preference Shares confer on the holders thereof the right to receive notice of and to attend all general meetings of IONA but not the right to vote on any resolution proposed therefor. They confer on the holders thereof the right to be paid out of the profits available for distribution, in priority to any payment of dividend on any other class of shares in IONA, a fixed cumulative preference dividend at a rate of 6% per annum on the amount paid up on the Preference Shares. Upon winding up of IONA, the Preference Shares confer upon the holders thereof the right to repayment of the capital paid thereon, together with payment of all arrears of preferential dividend, whether declared or not, to the date of redemption of the Preference Shares in priority to payment of any dividend or repayment of capital to the holders of the Ordinary Shares in the capital of IONA. Such Preference Shares do not, however, confer upon the holders thereof any further rights to participate in the assets of IONA.

Dividends may only be declared and paid out of profits available for distribution determined in accordance with generally accepted accounting principles in Ireland and applicable Irish Company Law. Any dividends on the Ordinary Shares, if and when declared, will be declared and paid in U.S. dollars. The amount of retained earnings available for distribution as dividends at December 31, 2004, 2003 and 2002, at the exchange rates in effect on those dates, was nil.

13. Share Option Scheme

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its stock options. Under APB 25, the Company has recognized compensation expense of $38,000, $199,000 and $1,230,000 during 2004, 2003 and 2002, respectively, for those instances in which the exercise prices of IONA's stock options were less than the estimated market price of the underlying shares on the date of grant and for the stock compensation arising on the Netfish acquisition (Note 3).

IONA's Executive Share Option Scheme has authorized the grant of options to purchase up to an aggregate of 1,125,500 Ordinary Shares to personnel. All options granted have seven year terms and generally vest in equal installments on each of the first, second, third and fourth anniversaries of the date of grant. As of December 31, 2004, an aggregate of 13,170 ordinary shares remain issuable upon the exercise of options outstanding and options available for grant under the Executive Share Option Scheme.

During 1997, IONA's Board of Directors and shareholders approved the 1997 Share Option Scheme which provides for the grant of share options to employees, consultants, directors and officers of the Company. The 1997 Share Option Scheme initially provided for the issuance of up to 2,250,000 of IONA's Ordinary Shares. In 1998, IONA's Board of Directors and shareholders approved an amendment to the 1997 Share Option Scheme, providing for an increase in the number of Ordinary Shares that may be issued under the 1997 Share Option Scheme to an aggregate of 4,750,000. In 2000, IONA's Board of Directors and shareholders approved an amendment to the 1997 Share Option Scheme, providing for an increase in the number of Ordinary Shares that may be issued under the 1997 Share Option Scheme to an aggregate of 8,900,000.

In 2001, IONA's Board of Directors and shareholders approved an amendment to the 1997 Share Option Scheme, providing for an increase in the number of shares that may be issued under the 1997 Share Option Scheme to an aggregate of 12,900,000. Options granted under the 1997 Share Option Scheme expire ten years from the date of grant or five years from the date of grant in the case of an incentive stock option granted to an employee holding more than 10% of the total combined voting power of IONA. As of December 31, 2004, an aggregate of 9,816,261 ordinary shares remain issuable upon the exercise of options outstanding and options available for grant under the 1997 Share Option Scheme.

During 1997, IONA's Board of Directors and shareholders also approved the 1997 Director Share Option Scheme which provides for the grant of options to purchase a maximum of 250,000 Ordinary Shares of IONA to non-employee directors of IONA. In July 2002, the Board of Directors and shareholders approved an amendment to the 1997 Director Share Option Scheme to increase the number of Ordinary Shares issuable under that scheme from 250,000 to 500,000 shares. As of December 31, 2004, an aggregate of 446,000 ordinary shares remain issuable upon the exercise of options outstanding and options available for grant under the 1997 Director Share Option Scheme.

In the fourth quarter of 2002, the Company made an offer to its employees, including executive officers other than the Chief Executive Officer and Chief Operating Officer, to exchange their outstanding options to purchase IONA's ordinary shares that had an exercise price of more than $3.00 per share. Eligible options included options granted under the 1997 Share Option Scheme, the Genesis Development Corporation 1997 Stock Option Plan, the Object-Oriented Concepts, Inc. Stock Option Plan and the Netfish Technologies, Inc. 1999 Stock Option Plan. In exchange for eligible options, employees received a commitment for new stock options to be granted under the 1997 Share Option Scheme on or after May 15, 2003. Only those participants in the option exchange who were employees of the Company on the date the new options were granted were eligible to receive the new grant. Participating executive officers were required to forfeit, without exchange, all options granted on or after April 16, 2002. A total of 4,815,444 options were accepted for exchange under the offer and accordingly were canceled in November 2002. An additional 869,150 options were canceled without exchange. The Company granted new options to purchase approximately 3,191,884 shares on May 15, 2003. The new options granted under the offer have an exercise price of $1.99, which represented the fair market value of IONA's Ordinary Shares, as determined by the last reported sale price of IONA's Ordinary Shares on the Nasdaq National Market on May 14, 2003.

A summary of IONA's stock option activity, and related information for the years ended December 31, 2004, 2003 and 2002 follows:

	As of Year Ended December 31,					
	2004		2003		2002	
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding—beginning of period	4,103,777	$3.87	820,994	$14.57	7,465,061	$28.33
Granted	3,075,250	5.54	5,817,534	2.19	2,875,950	8.01
Forfeitures	(954,049)	4.22	(1,689,831)	4.21	(9,432,965)	23.58
Exercised	(619,639)	2.09	(844,920)	1.98	(87,052)	7.11
Outstanding—end of period	5,605,339	$4.93	4,103,777	$ 3.87	820,994	$14.57
Exercisable at end of period	1,836,493	$6.41	1,171,027	$ 7.55	339,889	$20.55

	As of Year Ended December 31,					
	2004		2003		2002	
	Fair Value	Weighted-Average Exercise Price	Fair Value	Weighted-Average Exercise Price	Fair Value	Weighted-Average Exercise Price
Weighted-average fair value of options granted during the year for options whose exercise price equals the market price of the Ordinary Shares on the date of grant	$3.75	$5.54	$1.92	$2.19	$6.58	$8.01

Exercise prices for options outstanding as of December 31, 2004 ranged from $0.32 to $74.50 per share. An analysis of options outstanding at December 31, 2004 is as follows.

	Options Outstanding			Options Exercisable	
Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Less than $5.00 per share	3,771,315	8.8	$ 2.67	1,276,107	$ 2.37
Greater than $5.00 per share and less than $15.00 per share	1,703,783	8.9	7.30	430,709	8.49
Greater than $15.00 per share	130,241	6.3	39.17	129,677	39.24
Total	5,605,339	8.8	$ 4.93	1,836,493	$ 6.41

14. 1999 Employee Share Purchase Plan

In August 1999, the Company established a qualified Employee Share Purchase Plan, the terms of which allow for qualified employees (as defined) to participate in the purchase of designated shares of the Company's Ordinary Shares at a price equal to the lower of 85% of the closing price at the beginning or end of each semi-annual stock purchase period. As of December 31, 2004, 2003, and 2002, 1,001,476, 823,221 and 497,402 shares have been issued under the plan, respectively.

15. Net Income (Loss) Per Ordinary Share And ADS

The following sets forth the computation of basic and diluted net income (loss) per Ordinary Share and ADS:

	Year Ended December 31,		
	2004	2003	2002
	(In thousands, except per share data)		
Numerator:			
Numerator for basic and diluted net income (loss) per Ordinary Share and ADS—income (loss) available to Ordinary Shareholders	$ 192	$(44,236)	$(369,307)
Denominator:			
Denominator for basic earnings per share—weighted-average Ordinary Shares and ADS	34,570	33,335	31,890
Effect of employee stock options	1,763	—	—
Denominator for diluted net income (loss) per Ordinary Share and ADS	36,333	33,335	31,890
Basic net income (loss) per Ordinary Share and ADS	$ 0.01	$ (1.33)	$ (11.58)
Diluted net income (loss) per Ordinary Share and ADS	$ 0.01	$ (1.33)	$ (11.58)

In 2003 and 2002, all outstanding stock options granted have been excluded from the calculation of the diluted net loss per share because all such securities were anti-dilutive. The total number of shares related to the outstanding options excluded from the calculations of diluted net loss per share were approximately 700,000 and 334,000 for the years ended December 31, 2003 and 2002, respectively.

16. Income Taxes

Income (loss) before provision for income taxes consists of the following:

	Year Ended December 31,		
	2004	2003	2002
	(U.S. dollars in thousands)		
Ireland*	$(1,118)	$(43,355)	$(361,284)
Rest of World	1,876	67	(6,480)
Total	$ 758	$(43,288)	$(367,764)

* Domestic

The provision for income taxes consists of the following:

	Year Ended December 31,		
	2004	2003	2002
	(U.S. dollars in thousands)		
Current:			
Ireland	$ 92	$392	$ 126
Rest of World	474	556	1,417
Total current	566	948	1,543
Deferred:			
Ireland	—	—	—
Rest of World	—	—	—
Total deferred	—	—	—
Total provision for income taxes	$566	$948	$1,543

The provision for income taxes differs from the amount computed by applying the statutory income tax rate to income (loss) before taxes. The sources and tax effects of the differences are as follows:

	Year Ended December 31,		
	2004	2003	2002
	(U.S. dollars in thousands)		
Income taxes computed at the Irish statutory income tax rate of 12.5% for 2004, 12.5% for 2003, 16% for 2002	$ 95	$(5,411)	$(58,842)
Income (loss) from Irish manufacturing operations benefited at lower rates	25	1,047	2,649
Operating losses not utilized	192	4,952	7,759
Operating losses utilized	(372)	—	—
Income (loss) subject to different rates of tax	405	(142)	(1,803)
Income (loss) not subject to tax	(37)	(59)	(163)
Non-deductible expenses	324	524	51,920
Other items	(66)	37	23
Total provision for income taxes	$ 566	$ 948	$ 1,543

The effect on basic and diluted net income (loss) per Ordinary Share and per ADS of the Irish manufacturing operations being taxed at a lower rate than the Irish Statutory income tax rate was approximately $ nil for the year ended December 31, 2004, an increase in net loss per share of $0.03 and $0.03 respectively for the year ended December 31, 2003 and an increase in net loss per share of $0.08 and $0.08 respectively for the year ended December 31, 2002.

	Year Ended December 31,		
	2004	2003	2002
	(U.S. dollars in thousands)		
Deferred tax assets:			
Net operating loss carryforwards	$ 55,629	$ 53,620	$ 41,690
Total deferred tax assets	55,629	53,620	41,690
Valuation allowance	(55,629)	(53,620)	(41,690)
Net deferred tax assets	$ —	$ —	$ —

The movement on the valuation allowance is as follows:

	Year Ended December 31,		
	2004	2003	2002
	(U.S. dollars in thousands)		
Balance at beginning of year	$53,620	$41,690	$17,500
Additions:			
Charged to expense	(180)	4,952	7,759
Matching increase in tax value of disqualifying disposition	720	160	1,877
Revision to losses forward on resolution of certain tax uncertainties	1,469	6,818	—
Related to preacquisition losses of Netfish	—	—	14,554
Balance at end of year	$55,629	$53,620	$41,690

At December 31, 2004 the Company has a net operating loss carryforward of approximately $107,500,000, including approximately $65,000,000 pre-acquisition losses from the Netfish acquisition, for U.S. federal and state income tax purposes which will expire in the tax years 2011 through 2024 if not previously utilized. Utilization of the U.S. net operating loss carryforward may be subject to an annual limitation due to the change in ownership rules provided by the Internal Revenue Code of 1986. This limitation and other restrictions provided by the Internal Revenue Code of 1986 may reduce the net operating loss carryforward such that it would not be available to offset future taxable income of the U.S. subsidiaries.

At December 31, 2004 approximately $31,000,000 of the net operating loss carryforwards in the United States result from disqualifying dispositions. The tax value of the disqualifying dispositions has not been recognized in the tax reconciliation note as the utilization of the net operating loss carryforwards will result in an increase in Additional Paid-In Capital and not a reduction in Provision for Income Taxes. At December 31, 2004, $12,560,000 of the valuation allowance related to disqualifying dispositions.

At December 31, 2004 the Company also had net operating loss carryforwards totaling approximately $117,600,000 for Irish income tax purposes which carry forward indefinitely.

At December 31, 2004 the Company also had net operating loss carryforwards totaling approximately $2,900,000 for Australian income tax purposes which carry forward indefinitely.

The utilization of these net operating loss carryforwards is limited to the future profitable operation of the Company in the related tax jurisdictions in which such carryforwards arose. Valuation allowances of 100% have been provided against the net operating loss carryforwards because of the history of operating losses in the related tax jurisdictions.

Significant judgment is required in determining the Company's worldwide income tax expense provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of income sharing and cost reimbursement arrangements among related entities, the process of identifying items of income and expense that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. The Company has reserves for taxes that may become payable in future periods as a result of tax audits. It is the Company's policy to establish reserves for taxes that may become payable in future years as a result of examination by tax authorities. The tax reserves are analyzed at each balance sheet date and adjustments are made as events occur to warrant adjustment to the reserves. At any given time the Company may be undergoing tax audits in several jurisdictions and covering multiple years. The tax reserve is the Company's best estimate of the potential liability for tax contingencies. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax law, both legislated and concluded through the various jurisdictions' court systems. It is the opinion of the

Company's management that the possibility is remote that costs in excess of those accrued will have a material adverse impact on the Company's consolidated financial statements. The Company expects the completion of certain of these tax audits in the near term. However, based on the currently available information, the Company is not able, at this time, to determine if it is reasonably possible that the final outcome of tax examinations will result in a materially different outcome than assumed in its tax reserves.

17. Industry and Geographic Information

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), established standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has one reportable segment: enterprise infrastructure software. The Company also provides professional services, consisting of consulting and training, customer support of all its products, and, to a limited extent, product customization and enhancements.

The accounting policies of the reportable segment are the same as those described in the summary of significant accounting policies.

The following is a summary of enterprise-wide geographic areas information:

Revenues from external customers, all attributable to foreign countries:

	Year Ended December 31,		
	2004	2003	2002
	(U.S. dollars in thousands)		
Americas	$34,860	$38,338	$ 75,472
European Countries	22,804	24,657	33,696
Rest of World	10,355	11,195	14,062
Consolidated total	$68,019	$74,190	$123,230

Revenues are attributed to countries based on the location of customers.

Long Lived Assets:

	As of December 31,		
	2004	2003	2002
	(U.S. dollars in thousands)		
Country of Domicile			
Ireland	$3,498	$4,647	$ 8,213
Foreign Countries			
Americas	1,352	2,152	6,540
Rest of World	442	406	931
Consolidated total	$5,292	$7,205	$15,684

18. Related Party Transactions

In August 2003, the Company entered into a consulting agreement with a company called Claright, founded by Mr. Peter Zotto, the Company's Chief Executive Officer. Under this agreement, Mr. Zotto, prior to his becoming an employee of IONA, was hired through Claright to provide marketing and related consulting services to IONA. The consulting arrangement was terminated in October 2003, prior to Mr. Zotto being hired as IONA's Chief Operating Officer. The Company paid Claright fees of approximately $101,750 for such services.

In July 2003, we engaged K Capital Source Limited (K Capital) to provide us with capital market communication and advisory services. Mark Kenny, a principal of K Capital, is the son of one of our directors, Dr. Ivor Kenny. Under our agreement with K Capital, we pay $40,000 per fiscal quarter for such services. No amounts relating to services rendered were outstanding as of December 31, 2004.

Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form F-3 (File No. 333-13802) and Registration Statements on Form S-8 (File Nos. 333-06850, 333-11384, 333-12326, 333-13224, 333-13330, 333-13494, 333-105348, and 333-108869) pertaining to the Executive Share Option Scheme, the 1997 Share Option Scheme, as amended, the 1997 Director Share Option Scheme and the 1999 Employee Stock Purchase Plan of IONA Technologies PLC, the 1997 Stock Plan of Genesis Development Corporation, the Stock Option Plan of Object-Oriented Concepts, Inc. and the 1999 Stock Option Plan of Netfish Technologies, Inc., of our report dated May 11, 2005, with respect to the Consolidated Financial Statements of IONA Technologies PLC included in the Annual Report (Form 20-F) for the year ended December 31, 2004.

/s/ Ernst & Young

Ernst & Young
Dublin, Ireland
May 16, 2005

BOARD OF DIRECTORS

Kevin Melia
Chairman of the Board

Peter Zotto
Chief Executive Officer

Dr. Christopher J. Horn
Vice Chairman Co-founder

Dr. Sean Baker
Chief Corporate Scientist
Co-Founder

William Burgess
Director

John Conroy
Chief Executive Officer
Merrion Capital Group

Dr. Ivor Kenny
Senior Research Fellow
University College Dublin

Jim Maikranz
Director

Francesco Violante
Managing Director
SITA, Inc.

EXECUTIVE OFFICERS
As of July 1, 2005

Peter Zotto
Chief Executive Officer

Eric Newcomer
Chief Technology Officer

Christopher Mirabile
General Counsel and Secretary

Larry Alston
Vice President of Marketing

William McMurray
Vice President of Worldwide Sales

STOCK INFORMATION

American Depositary Receipts (ADRs) have been listed and traded on the NASDAQ National Market System under the symbol "IONA" since IONA's initial public offering on February 24, 1997. Ordinary Shares have been listed and traded on the Irish Stock Exchange in Ireland under the symbol "ICP" since December 19 1997.

TRANSFER AGENT AND REGISTRAR

For Ordinary Shares
Computershare Investor Services (Ireland) Ltd
Heron House
Corrig Road
Sandyford Industrial Estate
Dublin 18, Ireland
www-uk.computershare.com
Tel: +1 800 225 125 (within Ireland) and +353 1 216 3100 (international)

For ADRs
Deutsche Bank Trust Company Americas
c/o Deutsche Bank Investor Services
PO Box 3338
South Hackensack, NJ 07606-1938
www.adr.db.com
US individual investors call: +1 800 749 18[illegible]
US institutional investors call: +1 212 250 9100
International institutional investors call: +44 207 547 6500

INDEPENDENT ACCOUNTANTS

Ernst & Young LLP
Harcourt Centre
Dublin 2, Ireland

INVESTOR RELATIONS

200 West Street
Waltham, MA 02451
Tel +781 902 8033
Fax +781 902 8009
ir@iona.com

INDEPENDENT COUNSEL

US Corporate Counsel
Goodwin Procter LLP
Exchange Place
53 State Street
Boston, MA 02109
www.goodwinprocter.com

Irish Corporate Counsel
William Fry Solicitors
Fitzwilton House
Wilton Place
Dublin 2, Ireland
www.williamfry.ie/

Europe
IONA Technologies PLC
The IONA Building
Shelbourne Road
Dublin 4
Ireland
Tel: +353 1 637 2000
Fax: +353 1 637 2888

United States
IONA Technologies, Inc.
200 West Street
Waltham MA 02451
USA
Tel: +1 781 902 8000
Fax: +1 781 902 8001

Asia-Pacific
IONA Technologies Japan, Ltd.
SKI Akasaka Building
3-21-16 Akasaka,
Minato-ku, Tokyo
Japan 107-0052
Tel: +813 3560 5611
Fax: +813 3560 5612

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: July 15, 2005

By: /s/ Peter M. Zotto

Peter M. Zotto
Chief Executive Officer